As filed with the Securities and Exchange Commission on April 11, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Aveta Inc.
(Exact name of registrant as specified in its charter)

Delaware	621491	20-4057813
(State or other jurisdiction of	(Primary standard industrial	(I.R.S. employer
incorporation or organization)	classification code number)	identification number)
173 Bridge Plaza North
Fort Lee, New Jersey 07024
(201) 969-2300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Timothy J. O’Donnell
Chief Executive Officer and President
Aveta Inc.
173 Bridge Plaza North
Fort Lee, New Jersey 07024
(201) 969-2300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies to:

Howard Kamins, Esq. General Counsel Aveta Inc. 173 Bridge Plaza North Fort Lee, New Jersey 07024 (201) 969-2300	Julie M. Allen, Esq. Proskauer Rose LLP 1585 Broadway New York, New York 10036 (212) 969-3000
      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☑
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount To Be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Share	Offering Price	Fee

Common Stock, par value $0.001 per share	28,750,000(1)	$13.50(2)	$388,125,000(2)	$41,529.38

(1)	All of the shares of common stock offered hereby are for the account of selling stockholders. The selling stockholders acquired the shares of common stock offered hereby in a private placement in reliance on exemptions from registration under the Securities Act.

(2)	Estimated solely for the purpose of the registration fee for this offering in accordance with Rule 457(o) of the Securities Act on the basis of the price per share of the registrant’s common stock paid by the selling stockholders in the private placement.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 11, 2006
PRELIMINARY PROSPECTUS
28,750,000 Shares
Common Stock
      This prospectus relates to up to 28,750,000 shares of the common stock of Aveta Inc., which may be offered for sale by the selling stockholders named in this prospectus. The selling stockholders acquired the shares of common stock offered by this prospectus in a private placement in reliance on exemptions from registration under the Securities Act of 1933. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted.
      We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling stockholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly from the selling stockholders or alternatively through underwriters or broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices. Please read “Plan of Distribution.”
      Prior to this offering, there has been no public market for our common stock. We intend to apply to have our common stock approved for listing on The New York Stock Exchange or the NASDAQ National Market under the symbol “     ”.
      Investing in our common stock involves a high degree of risk. You should read the section entitled “Risk Factors” beginning on page 6 for a discussion of certain risk factors that you should consider before investing in our common stock.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2006

i

WHERE YOU CAN FIND INFORMATION
      We have filed with the SEC, under the Securities Act of 1933, as amended, or the Securities Act, a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.
      Upon completion of this offering, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and internet site of the SEC referred to above.

ii

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      We are including the following discussion to inform you of some of the risks and uncertainties that can affect our company.
      Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. We use words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “may,” “will,” “should” and similar expressions to identify forward-looking statements. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by applicable law, and we caution you not to rely on them unduly. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Such risks and uncertainties include, but are not limited to:

•	the expiration, cancellation or suspension of our contracts and/or licenses with the federal or state governments, or of the contracts or licenses of those with whom we contract;

•	our inability to accurately predict and effectively manage health benefits and other operating expenses;

•	competition;

•	changes in healthcare practices;

•	changes in federal or state laws and regulations or their interpretation;

•	provider contract changes;

•	government-imposed surcharges, taxes or assessments;

•	reductions in provider payments by governmental payors;

•	major epidemics or disasters;

•	our inability to obtain credit or capital in desired amounts or on favorable terms;

•	present and possible future claims, litigation and enforcement actions;

•	effects of the application of regulations, including changes in regulations or the interpretation thereof; and

•	other risks identified in this prospectus.
      For additional information about factors that could cause actual results to differ materially from the results referred to in our forward-looking statements, please see “Risk Factors.”

iii

SUMMARY
      The following summary highlights information appearing elsewhere in this prospectus but does not contain all information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the matters discussed in “Risk Factors” beginning on page 6 and the financial statements included elsewhere herein. We converted from Aveta Holdings, LLC (formerly known as Green Field II, LLC), a Delaware limited liability company, to Aveta Inc., a Delaware corporation, on December 29, 2005. Unless the context otherwise requires or indicates, references to “Aveta,” the “company,” “we,” “us” and “our” refer to Aveta Holdings, LLC and its subsidiaries prior to the conversion and Aveta Inc. and it subsidiaries after the conversion. For purposes of this prospectus, references to “United States,” “state” or “states” include the Commonwealth of Puerto Rico, where applicable.
Business Overview
      We provide managed care services primarily for Medicare beneficiaries. As of December 31, 2005, we provided managed care for approximately 130,875 Medicare Advantage beneficiaries. We are the fifth largest for-profit Medicare Advantage provider in the United States. We also provide managed care for non-Medicare, or commercial, beneficiaries and provide management services for independent physician associations, or IPAs, and for physician hospital organizations, or PHOs. We focus on what we call “community medical management” to provide managed care for elderly and chronically ill Medicare beneficiaries through our provider networks by emphasizing the integration and coordination of health care at the local level. For the fiscal year ended December 31, 2005, on a pro forma basis giving effect to the acquisition of NAMM Holdings, Inc., or NAMM, in August 2005, we had revenues of approximately $938.2 million, of which approximately 66% was generated in Puerto Rico, 33% in California, and 1% in Illinois.
      The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, made numerous changes to the Medicare payment system, including increased funding for Medicare Advantage plans and the creation of a new prescription drug benefit. In addition, under Medicare’s revised reimbursement formula, known as the risk adjustment formula, health plans are paid higher premiums to care for chronically ill Medicare beneficiaries in recognition of the increased costs associated with the care of these beneficiaries. We believe that the implementation of Medicare’s risk adjustment formula and the changes contemplated by the MMA will provide a significant opportunity for Medicare Advantage companies like ours that can effectively serve these chronically ill populations. We believe that our community medical management approach to managed care, which includes a focus on disease management, allows us to effectively provide managed care for these populations.
      We believe that Puerto Rico is an attractive market for a Medicare Advantage plan able to provide high-quality, low-cost managed care given its low per-capita income, relatively large population eligible for both Medicare and Medicaid, and high incidence of chronic illness among its senior population. We are the largest Medicare Advantage provider in Puerto Rico. Our Medicare Advantage HMO, known as Medicare y Mucho Más, or MMM, began operations in September 2001 and we acquired it in November 2004. As of December 31, 2005, MMM served approximately 107,520 beneficiaries, or approximately 59% of the approximately 181,505 Medicare beneficiaries enrolled in all such plans in Puerto Rico. Approximately 29.5% of the approximately 614,920 persons eligible for Medicare in Puerto Rico are currently enrolled in a Medicare Advantage plan, and we believe that this penetration rate will increase due to the relatively recent introduction of Medicare Advantage plans in Puerto Rico, as well as from the introduction in 2006 of an integrated Medicare prescription drug plan. We believe we have a high level of consumer satisfaction with our Medicare Advantage HMO in Puerto Rico and intend to continue to build upon this success.
      As of December 31, 2005, we also provided managed care services for approximately 23,355 Medicare beneficiaries enrolled in other Medicare Advantage HMOs in southern California that have contracted with us to provide managed care services to their members through our provider networks. We began providing these services in August 2005 when we acquired NAMM from a related company. In addition, through NAMM, we provide a variety of management services whereby we contract directly with IPAs and PHOs to provide them with services such as back office administration, network design and contracting, and quality and medical resource management. We do not assume any financial responsibility for the payment of professional, hospital or other medical fees as part of these arrangements.
Our Competitive Advantages
      Leading Market Presence in Puerto Rico. We are the leading Medicare Advantage plan provider in Puerto Rico, where approximately 59% of the Medicare beneficiaries currently enrolled in a Medicare Advantage plan are members of our plans. As of December 31, 2005, our medical network included more than 45% of the physicians in Puerto Rico, as well as many hospitals and ancillary providers, and our Medicare Advantage sales force in Puerto Rico consisted of approximately 170 sales representatives. We believe that we are considered an established Medicare Advantage provider of choice in Puerto Rico, as we were the only Medicare Advantage plan with members in all 78 counties of Puerto Rico as of December 31, 2005, and believe that the name Medicare y Mucho Más enjoys favorable brand recognition. We believe that the skills and resources that we have developed in establishing our leading Medicare Advantage market position in Puerto Rico will support continued growth in our provision of managed care services in Puerto Rico and elsewhere in the United States.
      Community Medical Management. We have devoted substantial effort to developing a successful community medical management program in each of our markets. Community medical management is an approach to integrating and coordinating health care at the local level and includes a large number of incremental actions, such as frequent contact with health care providers and their staff and a heightened focus on educating healthcare providers on the accurate coding of medical diagnoses. Our provider networks are the foundation of our community medical management model and support our ability to maintain appropriate medical costs, particularly as we focus on chronically ill Medicare beneficiaries. We believe that our community medical management approach is successful because of our ability to effectively collaborate with our provider networks, our ability to gather and evaluate extensive medical data about our members, and our focus on preventative care and disease management. We believe that this coordinated approach is critical for success in the Medicare Advantage business.
      Strong Provider Networks. We contract with primary care physicians, specialists, ancillary providers and hospitals for the provision of health care since we do not employ our medical providers. We believe we have developed high-quality medical provider networks and maintain strong provider relationships in all of our markets. We believe that the strength of our provider networks derives from our focus on prompt and accurate claims payment, the volume of business that we generate for many of our providers, and our frequent, face-to-face provider interactions. We also believe that our medical expertise increases our credibility with our provider networks and is critical for the success of our community medical management approach.
      Sophisticated Analytics. We have developed sophisticated data collection and analysis processes that provide us with detailed insights into our business. The implementation of these processes and our access to relevant claims data from our member populations and members served by our provider networks provides us with a detailed understanding of the economic, operational, and actuarial aspects of medical provider networks and beneficiary populations. Our detailed analytics include tracking each member’s interaction with the provider network, accurately recording the member’s health condition, and reconciling revenues and medical costs by health care provider. Based on this knowledge, we believe that we are able to optimally design our provider networks and benefit plans in order to attract and manage members with specific health conditions. We also believe we are able to design and implement disease management programs that effectively address these health conditions.
      Focus on Chronically Ill Population. We focus on the treatment of the chronically ill segment of the Medicare population. Although Medicare beneficiaries with two or more chronic conditions constituted just over 60% of Medicare beneficiaries in 2002, they accounted for an estimated 95% of total Medicare medical costs. Historically, Medicare reimbursed health plans at rates that did not take into account the level of illness of their enrollee populations. Health plans, therefore, had an incentive to focus on the healthiest segments of the Medicare population. Under Medicare’s risk adjustment formula, which is being implemented in stages and which will be fully implemented in 2007, health plans are paid greater premiums to care for chronically ill beneficiaries in recognition of the increased costs associated with the care of these beneficiaries. We estimate that payments to health plans in respect of approximately 50% of Medicare beneficiaries would reflect these higher premiums. We believe that our focus on disease management and other techniques through our community medical management approach allows us to efficiently and effectively serve the chronically ill Medicare population. We believe that the full implementation of Medicare’s risk adjustment formula will provide a significant opportunity for Medicare Advantage plans that can effectively manage these chronically ill populations. On January 1, 2006, we began operating the only special needs plan, or SNP, in Puerto Rico designed to serve beneficiaries with chronic conditions
      Regulatory Expertise. Our industry is highly regulated. Over the past decade, our management has developed regulatory expertise at both the federal and the local levels. We devote significant managerial resources in order to ensure compliance with the extensive range of regulatory obligations to which we are subject, continually focus on the maintenance of a compliance culture within our organization, and seek to leverage our understanding of the economic impact of these obligations in order to improve our business. We believe that our understanding of the regulatory environment allowed us to quickly recognize the economic implications of the risk-adjusted reimbursement methodology and to rapidly adjust our strategy in order to focus on chronically ill Medicare beneficiaries. Our familiarity with Centers for Medicare and Medicaid Services, or CMS, has facilitated the approval of all four of our applications under the new CMS bidding process filed in Puerto Rico as well as our only application filed in Illinois. In addition, our expertise has allowed us to secure the availability of expedited review for certain of our Medicare Advantage marketing materials in Puerto Rico.
Corporate Structure
      The following chart shows our simplified corporate structure as of December 31, 2005:

(1)	In August 2005, we acquired the businesses of North American Medical Management — Illinois, Inc., North American Medical Management California, Inc., or NAMM California, and PrimeCare International, Inc. from Aveta Health, Inc., or Aveta Health, a related company. Prior to the consummation of the transaction, Aveta Health effected a reorganization of the businesses to be acquired pursuant to which PrimeCare International, Inc. was merged into NAMM, a newly formed company, all of the issued and outstanding shares of NAMM California were transferred to NAMM, substantially all of the assets of North American Medical Management — Illinois, Inc. were transferred to NAMM Illinois, Inc., or NAMM Illinois, and all of the issued and outstanding shares of NAMM Illinois were transferred to NAMM. At the time of the reorganization, North American Medical Management — Illinois, Inc.,

through its indirect wholly-owned subsidiary Aveta Health Illinois, Inc., or Aveta Health Illinois, held an HMO license in the State of Illinois, a contract with CMS to operate a SNP, and $2.0 million in deposits required for regulatory purposes. In order to consummate the acquisition prior to receipt of approval from the State of Illinois for a change of control of Aveta Health Illinois, North American Medical Management — Illinois, Inc. did not transfer the stock of Aveta Health Illinois to NAMM Illinois. We closed on the acquisition in August 2005 by acquiring all of the issued and outstanding stock of NAMM. The closing occurred prior to Aveta Health receiving regulatory approval from the State of Illinois for a change of control filing of Aveta Health Illinois. Aveta Health has agreed to continue to use its commercially reasonable efforts to obtain such approval as quickly as practicable, effectuate the transfer of Aveta Health Illinois to NAMM as promptly as practicable after approval, for no additional consideration, and continue to operate Aveta Health Illinois consistent with past practices. These regulatory approvals have not yet been received and Aveta Health Illinois has not yet been transferred. While this approval is pending, we have entered into an agreement with Aveta Health Illinois, effective January 2006, whereby we manage the SNP and assume the economic risks and benefits associated with operating the SNP.

(2)	PrimeCare Medical Network has eleven IPA subsidiaries that form the provider network with whom we contract in southern California: PrimeCare of Citrus Valley, Inc.; PrimeCare of Corona, Inc.; PrimeCare of Hemet Valley, Inc.; PrimeCare of Inland Valley, Inc.; PrimeCare of Fontana, Inc.; PrimeCare of Moreno Valley, Inc.; PrimeCare of Redlands, Inc.; PrimeCare of Riverside, Inc.; PrimeCare of San Bernardino, Inc.; PrimeCare Specialty IPA, Inc.; PrimeCare of Sun City, Inc.; and PrimeCare of Temecula, Inc.
Other Considerations
      We are subject to certain risks related to our industry and our business. The risks set forth under the section entitled “Risk Factors” beginning on page 6 of this prospectus reflect risks and uncertainties that could significantly and adversely affect our business, prospects, financial condition and operating results. Additional risks not known to us, or which we do not currently deem material, could also impair our business. In connection with your investment decision, you should review the section of this prospectus entitled “Risk Factors.”
      Our principal executive offices are located at 173 Bridge Plaza North, Fort Lee, New Jersey 07024 and our telephone number is (201) 969-2300. We maintain a website at www.aveta.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

The Offering

Common stock offered by selling stockholders	28,750,000 shares.

Common stock to be outstanding after this offering(1)	78,363,300 shares.

Dividend policy	We do not anticipate that we will pay cash dividends in the foreseeable future.

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered in this prospectus.

Listing	We intend to apply to list our common stock on the New York Stock Exchange or the NASDAQ National Market under the symbol “ .”

Risk factors	For a discussion of factors you should consider in making an investment, see “Risk Factors” on page 6.

(1)	Includes 363,300 shares of restricted common stock and excludes options to purchase up to 5,327,950 shares of our common stock at an exercise price equal to $13.50, all of which we granted to directors, employees and consultants pursuant to our 2005 Stock Incentive Plan.

RISK FACTORS
      You should carefully consider the risks described below, together with all of the other information in this prospectus, before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us may also impair our business operations. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.

Reductions in funding for government healthcare programs could substantially reduce our profitability.
      The majority of our revenue is provided through the Medicare program and through our relationships with entities that contract with Medicare. As a result, our profitability is dependent on continued funding for Medicare at or above current levels and the continued payment by Medicare of increased premiums for chronically ill beneficiaries. A reduction in premiums paid by Medicare, a reduction in the benefits covered by Medicare, a change in the risk adjustment payment system for Medicare health plans, or a change that reduces payments or benefits for the chronically ill population could adversely affect our revenue and profitability.
      We are unable to predict future changes to the Medicare program. For example, as a result of the Balanced Budget Act of 1997, annual increases on premiums paid to many Medicare+Choice (now known as Medicare Advantage) plans were subject to a 2% cap, even though overall Medicare healthcare expenses were increasing at a higher rate. This resulted in a number of then existing Medicare+Choice plans reducing their benefits and, as a result, a lower enrollment in these plans. In addition, in the past, Medicare program premiums payable to plans did not vary with the severity of a member’s illness, and therefore profitability of Medicare plans tended to be higher with healthier member populations. Recent changes in Medicare pursuant to the MMA require premium levels for plans to be established through competitive bidding, with Congress retaining the ability to limit annual increases in benchmarks established through bidding from year to year. Competitive bidding or decreased funding by Medicare could force us to lower the premiums we charge the government and, if we are not also able to lower our medical costs, could result in a reduction in our profitability. In addition, if Medicare changes its approach to increased premiums for chronically ill members, the reduced revenue could have a material adverse effect on our financial position, results of operations and cash flows. There is no assurance that current Medicare funding policies will remain in effect or that new policies that will negatively affect our business will not be adopted.

Because our premiums and capitated payments, which generate most of our revenue, are fixed by contract, we are unable to increase our premiums and capitated payments during the contract term if our corresponding medical benefits expense exceeds our estimates.
      A substantial portion of our revenue is generated by premiums and capitated payments consisting of fixed monthly payments per member. These payments are fixed by contract, and we are obligated during the contract period, which is generally one year, to provide or arrange for the provision of healthcare services as established by the contract or federal government, in the case of our contracts with CMS. We are not permitted to change our benefits structure to reduce medical costs during the contract period and have less control over costs related to the provision of a mandatory set of healthcare services than we do over our selling, general and administrative expenses. Historically, our medical benefits expense as a percentage of premium revenue has fluctuated. While we attempt to accurately estimate our expected medical benefits expense when submitting our bids to Medicare or when entering into contracts with other health plans to provide managed care services for their members, if our medical benefits expense exceeds our estimates, we will be unable to adjust the premiums we receive under our current contracts, and our profits may decline.

Our business activities are highly regulated by federal, state and local authorities, which could hinder, delay or prevent us from operating successfully, and new and proposed government regulation or legislative reforms could increase our cost of doing business, reduce our membership, or subject us to additional litigation.
      In addition to regulation by CMS, our health plans are subject to substantial federal and state government regulations, including those relating to:

•	maintenance of minimum net worth or risk based capital;

•	licensing requirements;

•	approval of policy language and benefits;

•	mandated benefits and administrative processes;

•	mandated claims and appeals review procedures;

•	provider contracting and compensation arrangements, including physician incentive plans;

•	member disclosure;

•	marketing and sales;

•	privacy concerns;

•	periodic audits and investigations by state and federal agencies;

•	rating practices;

•	restrictions on corporate reorganization, stock sales or purchases, and some investment activities; and

•	restrictions on our subsidiaries’ ability to make dividend payments, loans, loan repayments or other payments to us.
      We have subsidiaries that hold an HMO insurance license in Puerto Rico and a “limited” Knox-Keene license in California. Upon approval by state authorities of the change in ownership of NAMM Illinois, Inc., we will also hold an HMO insurance license in Illinois. While this approval is pending, we have entered into an agreement with Aveta Health Illinois whereby we manage Aveta Health Illinois and assume the economic risks and benefits associated with this SNP’s operations, including those related to licensing. Each of these entities is subject to detailed requirements enforced by the state agencies that regulate holders of these licenses. In addition, we are subject to numerous other federal and state healthcare laws and regulations.
      The government agencies administering the various laws and regulations to which we are subject have broad enforcement latitude. These laws and regulations regulate how we do business, what services we offer, how we compensate network providers, and how we interact with our members, providers, and the public. We believe that the industry will continue to be subject to increasing regulatory and legal action, the scope and effect of which we cannot predict. Legislation is continuously being proposed, enacted and interpreted at the federal, state and local levels to regulate healthcare delivery and relationships between and among participants in the healthcare industry. Many healthcare laws are complex, applied broadly and subject to interpretation by courts and government agencies. Many existing healthcare laws and regulations were enacted without anticipation of our business structure or our products and services, yet these laws and regulations may be applied to us and our products and services. Our failure, or the failure of our customers and business associates, accurately to anticipate the application of these healthcare laws and regulations could create liability for us and negatively impact our business.

We are subject to ongoing review by CMS for compliance with regulatory requirements applicable to Medicare Advantage plan operations and we may be subject to regulatory and investigative proceedings, which may find that our policies, procedures and contracts do not fully comply with complex and changing healthcare regulations.
      CMS imposes extensive requirements applicable to Medicare Advantage plans, including requirements relating to our contracts with providers in our networks. We continue to review and revise our operations as necessary to ensure compliance with these requirements. While we have established policies and procedures that are designed to enable us to operate in substantial compliance with applicable laws and regulations, there can be no assurance that we will be found to be in compliance. We are aggressive in our efforts to manage our medical costs, and we have various services agreements between and among our subsidiaries that involve payments of fees in exchange for management and administrative services. While we believe that our business practices are substantially consistent with applicable law, the criteria are often vague and subject to change and interpretation.
      We may become the subject of regulatory or other investigations or proceedings brought by federal or state authorities, and our compliance with and interpretation of applicable laws and regulations may be challenged. The defense of any such challenge could result in substantial cost and a diversion of management’s time and attention. Thus, any such challenge could have a material adverse effect on our business, regardless of whether it ultimately is successful. If we fail to comply with any applicable laws, or a determination is made that we have failed to comply with these laws, our financial condition and results of operations could be adversely affected. In addition, changes in health care laws or regulations may restrict our operations, limit the expansion of our business or impose additional compliance requirements.
      An adverse review, audit or an investigation could result in one or more of the following:

•	recoupment of amounts we have been paid pursuant to our government contracts;

•	mandated changes in our business practices;

•	imposition of significant civil or criminal penalties, fines or other sanctions on us and/or our key employees;

•	loss of our right to participate in Medicare or other Federal or state programs;

•	damage to our reputation in various markets;

•	increased difficulty in marketing our products and services;

•	inability to obtain approval for future service or geographic expansion; and

•	loss of one or more of our licenses to act as a health maintenance organization or other licensed entity or to otherwise provide a service.
      Any adverse review, audit or an investigation could reduce our revenue and profitability and otherwise adversely affect our operating results.

If we are unable to manage medical benefits expense effectively, our profitability will likely be reduced or we could cease to be profitable.
      Our profitability depends, to a significant degree, on our ability to predict and effectively manage our costs related to the provision of healthcare services. Relatively small changes in the ratio of our expenses related to healthcare services to the premiums we receive, or medical loss ratio, can create significant changes in our financial results. Factors that may cause medical benefits expense to exceed our estimates include:

•	an increase in the cost of healthcare services and supplies, including pharmaceuticals, whether as a result of inflation or otherwise;

•	higher than expected utilization of healthcare services;

•	periodic renegotiation of hospital, physician and other provider contracts;

•	the occurrence of catastrophes, major epidemics, terrorism or bio-terrorism;

•	changes in the demographics of our members and medical trends affecting them;

•	new mandated benefits or other changes in healthcare laws, regulations and/or practices;

•	improper coding of our members’ risk scores;

•	the introduction of new or costly treatments, including new technologies; and

•	other unforeseen occurrences.
      According to CMS, from 1967 to 2002, Medicare healthcare expenses nationwide increased on average by 13.2% annually. Because of the relatively high average age of the Medicare population, medical benefits expense for our Medicare plans may be particularly difficult to control.
      We may not be able to manage our medical benefits expenses effectively in the future. If our medical benefits expense increases, our profits could be reduced or eliminated.

The termination or non-renewal of our Medicare Advantage contracts could have an adverse effect upon our profitability and business operations.
      For the fiscal year ended December 31, 2005, on a pro forma basis giving effect to the acquisition of NAMM in August 2005, our Medicare Advantage HMO in Puerto Rico accounted for approximately 66% of our total revenue. CMS regulates the benefits provided, premiums paid, quality assurance procedures, provider contracting, marketing and advertising for our Medicare Advantage products. If we fail to comply with Medicare regulations, CMS may terminate our Medicare Advantage contracts. CMS also may elect not to renew those contracts when those contracts become subject to renewal, which occurs every 12 months. In addition, although government funding for health plans was increased under the MMA, we nonetheless may face the risk of reduced or insufficient government funding and we may need to terminate our Medicare Advantage contracts with respect to unprofitable markets. We are unable to provide assurances that our Medicare Advantage contracts will remain in effect, and the loss of Medicare contracts could have a material adverse effect on our financial position, results of operations, or cash flows.

The termination or non-renewal of the Medicare Advantage contracts held by the health plans with which we contract in California, or the termination or non-renewal of our contracts with those plans, could have a material adverse effect on our revenue and our operations.
      In addition to contracting directly with CMS to provide services under the Medicare Advantage program, we also contract with other health plans to provide managed care with respect to certain of their Medicare Advantage and commercial members. Our contracts with PacifiCare and Aetna to provide managed care services for their members accounted for approximately 17.5% of our revenue for the fiscal year ended December 31, 2005 on a pro forma basis after giving effect to the acquisition of NAMM. If a plan with which we contract for these services loses its Medicare contracts with CMS, receives reduced or insufficient government reimbursement under the Medicare program, decides to discontinue its Medicare Advantage and/or commercial plans, decides to contract with another company to provide managed care services to its members, or decides to directly provide managed care services, our contract with that plan could be at risk and we could lose revenue. Moreover, our inability to maintain our agreements with these other health plans with respect to their Medicare Advantage or commercial members or to negotiate favorable terms for those agreements in the future, could have a material adverse affect on our profitability and business.

A reduction in enrollment in our plans or that of other health plans with which we contract could affect our business and profitability.
      A reduction in membership could reduce our revenue and profitability. Factors that could contribute to a reduction in membership include:

•	failure of our Medicare Advantage plans or the health plans that contract with us to obtain new customers or retain existing customers;

•	premium increases and benefit changes;

•	failure to provide innovative products or a provider network that meet the needs of our customers or potential customers;

•	competition from other plans that successfully target or enroll our existing or potential customers;

•	our exit or the exit of plans that contract with us from a specific market;

•	negative publicity and news coverage; and

•	a general economic downturn that results in business failures.

Our failure to estimate incurred but not reported medical benefits expense accurately would affect our reported financial results.
      Our medical benefits expense includes estimates of medical claims incurred but not reported, or IBNR, during the applicable period. We estimate our medical cost liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, seasonality, utilization of healthcare services and other relevant factors. Actual conditions, however, could differ from those we assume in our estimation process. We continually review and update our estimation methods and the resulting reserves and make adjustments, if necessary, to medical benefits expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. Due to the uncertainties associated with the factors used in these assumptions, the actual amount of medical benefits expense that we incur may be materially more than the amount of IBNR originally estimated. If our estimates of IBNR are insufficient in a given period, our reported results of operations in subsequent periods could be negatively impacted. Further, our inability to estimate IBNR accurately may impair the ability of management to evaluate our medical benefits expense and could affect our ability to take timely corrective actions to reduce our medical benefits expense, further exacerbating the extent of any adverse effect on our results.

We derive a substantial portion of our revenue and profits from operations in Puerto Rico, and legislative or regulatory actions, economic conditions or other factors that adversely affect those operations could materially reduce our revenue and profits.
      Approximately 66% of our revenue was generated in Puerto Rico during the year ended December 31, 2005 on a pro forma basis after giving effect to the acquisition of NAMM. If we are unable to continue to operate in Puerto Rico, or if our current operations in any portion of Puerto Rico are significantly curtailed, our revenue will decrease materially. Our reliance on our operations in Puerto Rico could cause our revenue and profitability to change suddenly and unexpectedly, depending on legislative or regulatory actions, economic conditions and similar factors. For example, any change in Puerto Rico’s political status within the United States, or the ongoing debate on such status, could affect the economy of Puerto Rico. The ultimate effect of possible changes in Puerto Rico’s governmental and political status is uncertain and, accordingly, we cannot assure you that such factors will not adversely affect us. In addition, we expect to enter into a contract with Reforma de Salud, or Reforma, in connection with our provision of a wrap-around prescription drug benefit to Medicare Advantage enrollees in Puerto Rico who are also eligible for Reforma. We will receive lower reimbursement in connection with our wrap-around prescription drug benefit if we are unable to enter into this contract.

      In Puerto Rico, several new health plans and other entities have been awarded contracts for Medicare Advantage or stand-alone Medicare prescription drug plans and entered that market in 2006. We anticipate that these other plans will aggressively market their benefits to our current and our prospective members. There can be no assurance that we will be able to compete successfully with these other plans for new members, or that our current members will not choose to terminate their relationship with us and enroll in these other plans.

Our limited operating history makes evaluating our business and future prospects difficult.
      We were formed in August 2004 to acquire MMM Healthcare which operates our Medicare Advantage HMO in Puerto Rico. We acquired NAMM, which includes our operations in California and Illinois, in August 2005. As a result, we have had only a limited period to operate these two businesses together and, therefore, our limited operating history may not be adequate to enable you to fully assess our future prospects.

We may not be able to sustain our high rates of historic growth.
      For the year ended December 31, 2005, membership in our Medicare Advantage HMO in Puerto Rico grew 38%. An important aspect of our strategy is continued growth in our existing markets, principally Puerto Rico. However, we may not be able to sustain our high historical growth rates for a number of reasons. For example, we already have a large share of the Medicare Advantage market in Puerto Rico and other competitors have recently entered this market. These factors, among others, may limit our ability to continue to increase our membership in Puerto Rico, which is our largest market. As a result, we may be unable to continue to sustain our historic rate of growth.

Ineffective management of our growth may adversely affect our results of operations, financial condition and business.
      We have experienced rapid growth. Our future growth is dependent upon our ability to increase our membership and to expand into other markets. Continued rapid growth could place a significant strain on our management and on other resources. Our ability to manage our growth may depend on our ability to strengthen our management team and attract, train and retain skilled employees, and our ability to implement and improve operational, financial and management information systems on a timely basis. If we are unable to manage our growth effectively, our financial condition and results of operations could be materially and adversely affected.

Acquisitions and investments present many risks, and we may not realize the anticipated financial and strategic goals for any of these transactions.
      In the future, we may acquire or make investments in complementary companies and services. These acquisitions and investments involve a number of risks, including:

•	we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that industry or economic conditions change, all of which may generate a future impairment charge;

•	we may have difficulty integrating the operations and personnel of the acquired business and may have difficulty retaining the key personnel of the acquired business;

•	we may have difficulty incorporating the acquired services with our existing services;

•	there may be customer confusion where our services overlap with those that we acquire;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;

•	the acquisition may result in litigation from terminated employees or third parties; and

•	we may experience significant problems or liabilities associated with service quality, technology and legal contingencies.
      These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as out-of-pocket costs.
      The consideration paid for an investment or acquisition may also affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash. To the extent we issue shares of our capital stock or other rights to purchase shares of our capital stock, including options or other rights, our existing stockholders may be diluted, and our earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

The revised rate calculation system for Medicare Advantage established by the MMA could reduce our profitability.
      Effective January 1, 2006, a revised rate calculation system was instituted for Medicare Advantage managed care plans. The statutory payment rate for each county was relabeled as the benchmark amount, and plans submit bids that reflect the costs they expect to incur in providing the base Medicare Part A and Part B benefits. If the bid is less than the benchmark, Medicare pays the plan its bid plus a rebate of 75% of the amount by which the benchmark exceeds the bid. However, these rebates can only be used to enhance benefits or lower premiums and co-pays for plan members. If the bid is greater than the benchmark, the plan will be required to charge a premium to enrollees equal to the difference between the bid and the benchmark, which could affect its ability to attract enrollees. CMS reviews the methodology and assumptions used in bidding with respect to medical and administrative costs, profitability and other factors. CMS could challenge such methodology or assumptions or seek to cap or limit plan profitability. Furthermore, the Deficit Reduction Act of 2005, or the DRA, signed by the President on February 8, 2006, directs CMS to conduct an analysis of fee-for-service provider and Medicare Advantage plan treatment and coding practices and to incorporate any identified differences into benchmark calculations no later than 2008. This revised rate calculation system established by the MMA and amended by the DRA is likely to eventually result in reduced Medicare Advantage payment rates, which could reduce our revenues and cause our profitability to decline.

CMS’s risk adjustment payment system and budget neutrality factors make our revenue and profitability difficult to predict and could result in material retroactive adjustments to our results of operations.
      CMS has implemented a risk adjustment payment system for Medicare health plans to improve the accuracy of payments and establish incentives for Medicare plans to enroll and treat less healthy Medicare beneficiaries. CMS is phasing in this payment methodology with a risk adjustment model that bases a portion of the total CMS reimbursement payments on various clinical and demographic factors including hospital inpatient diagnoses, diagnosis data from ambulatory treatment settings, including hospital outpatient facilities and physician visits, gender, age and Medicaid eligibility. CMS requires that all managed care companies capture, collect and submit the necessary diagnosis code information to CMS twice a year for reconciliation with CMS’ internal database. As part of the phase-in, during 2003, risk adjusted payments accounted for 10% of Medicare health plan payments, with the remaining 90% being reimbursed in accordance with the traditional CMS demographic rate books. In 2004 and 2005, the portion of risk adjusted payments was increased to 30% and 50%, respectively, and increased to 75% in 2006 and 100% in 2007. As a result of this process, it is difficult to predict with certainty our future revenue or profitability. In addition, our own risk scores for any period may result in favorable or unfavorable adjustments to the payments we receive from

CMS and our Medicare premium revenue. There can be no assurance that we will be successful in accurately reporting diagnosis code information, or that this information will result in increasing our risk scores.
      Payments to Medicare Advantage plans are also adjusted by a budget neutrality factor that was implemented in 2003 by Congress and CMS to prevent health plan payments from being reduced overall while, at the same time, directing risk adjusted payments to plans with more chronically ill enrollees. In general, this adjustment has favorably impacted payments to all Medicare Advantage plans. The DRA, signed by the President on February 8, 2006, mandates the phasing out of the budget neutrality adjustments over a four-year period from 2007 through 2010, so that in 2010, only 5 percent of the payments to Medicare Advantage plans will be based on payment rates that include the budget neutral risk adjustment and 95 percent of the payments to Medicare Advantage plans will be based on a rate without the budget-neutrality adjustment. This phase-out of the budget-neutrality provision is estimated to save $6.5 billion by 2010 and will have the effect of reducing payments to Medicare Advantage plans in general. Consequently, our plans’ premiums will be reduced unless our risk scores increase. Although our risk scores have increased historically, there is no assurance that the increases will continue or, if they do, that they will be large enough to offset the elimination of this adjustment. Further, our results could be adversely impacted should a number of our high risk members chose to disenroll from our plan.

We may be unable to expand into some geographic areas, or may be unable to do so without incurring significant additional costs.
      We are likely to incur additional costs if we enter states or counties where we do not currently operate. Our rate of expansion into other geographic areas may also be inhibited by:

•	the time and costs associated with obtaining an HMO or other license, or the inability to obtain such license, to operate in the new area or the expansion of our licensed service area, if necessary;

•	our inability to develop a network of physicians, hospitals and other healthcare providers that meets our requirements and those of government regulators;

•	competition for members;

•	the cost of providing healthcare services in those areas; and

•	demographics and population density.
      Accordingly, we may be unsuccessful in entering other metropolitan areas, counties or states.

The MMA makes changes to the Medicare program that could reduce our profitability and increase competition for our existing and prospective members and for members served by health plans with which we contract.
      On December 8, 2003, the MMA was enacted. This legislation makes significant changes to the Medicare program and is complex and wide-ranging. There are numerous provisions in the legislation that will influence our Medicare business. The new bidding process for determining rates, expanded benefits and shifts in certain coverage responsibilities pursuant to the MMA may increase competition and create uncertainties, including the following:

•	In Puerto Rico, several new health plans and other entities have been awarded contracts for Medicare Advantage or stand-alone Medicare prescription drug plans and entered that market in 2006. We anticipate that these other plans will aggressively market their benefits to our current and our prospective members. Although we believe that we market an attractive offering, there are no assurances that we will be able to compete successfully with these other plans for new members, or that our current members will not choose to terminate their relationship with us and enroll in these other plans.

•	Payments for Medicare Advantage plans are based on a competitive bidding process that may decrease the amount of premiums paid to us or cause us to increase or decrease the benefits we offer.

•	Organizations that offer Medicare Advantage plans of the type we currently offer will be required to offer prescription drug benefits. We cannot predict whether the governmental payments will be sufficient to cover the costs for the new prescription drug benefit that we are required to offer in our Medicare Advantage plans. The new Medicare prescription drug benefit provided through stand-alone drug plans also could reduce our profitability and membership enrollment following its implementation. Our enrollment could be affected not only by enrollees who enroll in competitive Medicare Advantage plans, but also by enrollees who may choose to disenroll from the Medicare Advantage program altogether in order to participate in a stand-alone Medicare drug plan and traditional fee-for-service Medicare. Insufficient funding of the Medicare prescription drug benefit, our failure to accurately predict our costs of providing that benefit, or disenrollment of members from our plans because of competing stand-alone prescription drug plan options could adversely affect our profitability.

•	We recently received approval from CMS to offer a Medicare Advantage prescription drug plan, or MA-PD, to Medicare beneficiaries in Puerto Rico. Because MA-PD plans are new to Medicare in 2006 and to the health insurance market generally, we do not know whether we will be able to operate our MA-PD operations profitably, and our failure to do so could have an adverse effect on our results of operations.

•	Some enrollees may have chosen our Medicare Advantage plan in the past rather than a Medicare fee-for-service plan because of the added drug benefit that we offer with our Medicare Advantage plan. Following the implementation of the new prescription drug benefit, Medicare beneficiaries will have the opportunity to obtain a drug benefit without joining a managed care plan. As a result, our Medicare Advantage membership enrollment may decline, and we may be unable to attract as many new enrollees as we have in the past.

We cannot guarantee that our prescription drug benefit will attract sufficient numbers of enrollees or will be operated profitably.
      In Puerto Rico, we began offering a prescription drug benefit to Medicare beneficiaries, including “dual eligible” (persons eligible for both Medicare and Medicaid) Medicare beneficiaries enrolled in our Medicare Advantage plans. Medicare beneficiaries who elect to participate in our prescription drug plan may pay a monthly premium beginning in 2007, and the benefit also is subject to certain beneficiary cost sharing. We have no previous experience managing a prescription drug benefit. While we think we will be able to manage this offering within the premiums paid by Medicare, there is no guarantee that we will be able to do so. We will be relying on outside vendors to assist us in administering the benefit.

We cannot guarantee that our new SNPs will attract sufficient enrollment or will be operated profitably.
      The MMA established a new type of Medicare Advantage plan called a Special Needs Plan, or SNP, designed to primarily or exclusively serve individuals with designated special needs, such as individuals dually eligible for Medicare and Medicaid, or individuals with certain severe or disabling chronic conditions. In January 2006, we began operating two new SNPs in Puerto Rico and one new SNP in Illinois. While we believe there is substantial interest among eligible individuals to participate in each of these programs, there is no guarantee our plans will be competitive, or that we can attract a sufficient number of enrollees to make each initiative profitable. Our failure to attract sufficient enrollment or to operate these initiatives within our approved bids could have an adverse effect on our revenue and the results of our operations. In addition, there is no guarantee that the premiums we receive will be sufficient to cover the health care costs of special needs individuals enrolled in the SNP. Finally, while we have experience managing the health care needs of chronically ill Medicare beneficiaries, SNPs are a new type of plan which we may not be able to administer profitably.

We may be unsuccessful in implementing our growth strategy, or continuing to participate in certain Medicare programs, if we are unable to meet submission and approval deadlines imposed by CMS.
      CMS has imposed rigorous deadlines for the filing and approval of applications that are important to support our growth strategy, especially in order for us to offer a new Medicare Advantage plan in a new location, to expand an existing plan into additional service areas, and to offer a prescription drug plan under the new Medicare Part D program. CMS has imposed an annual deadline of the first Monday of each June for submission of competitive bid proposals for participation in the Medicare Advantage program beginning in the following year, and may impose an even earlier deadline for submission of some portions of the bid. As a result, we must devote extensive resources to preparing and timely filing applications, and we cannot assure you that any applications we prepare will be submitted by the deadlines imposed by CMS. If we are unable to submit these applications by the applicable deadlines, or if CMS does not approve them in a timely way, we may be unsuccessful in implementing our growth strategy, or in continuing the participation of one or more of our plans in the Medicare Advantage program, which could materially adversely affect our revenue and profits.

Our records may contain inaccurate information regarding the risk adjustment scores of our members, which could cause us to overstate or understate our revenue.
      We maintain records regarding the risk adjustment scores of our members, which determines the revenue to which we are entitled for these members. Although these records are frequently updated, inaccurate coding by medical providers and inaccurate records for new members in our plans are typically corrected only after we have submitted information regarding our members for a given period. We may submit updated information in later periods for reimbursement, subject to various deadlines and a final reconciliation date. Payments that we receive in connection with this updated information may be reflected in financial statements for periods subsequent to the period in which the revenue was earned. In addition, we may find that our records regarding our members’ risk adjustment scores, when reconciled, will require that we refund a portion of the revenue that we received in connection with our initial claim.

Our vendors may make mistakes and subject us to financial loss or legal liability.
      We outsource certain of the functions associated with the provision of managed care and management services, such as the processing of certain information relating to our members’ claims and encounter data. The vendors to whom we outsource these functions could inadvertently or incorrectly adjust, revise, omit or transmit the data with which we provide them in a manner that could create inaccuracies in our risk adjustment data, cause us to overstate or understate our revenue, cause us to authorize incorrect payment levels to members of our provider networks, or violate certain laws and regulations, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Any of these vendor errors could adversely affect our business.

We are required to comply with laws governing the transmission, security and privacy of health information, and we have not yet determined what our total compliance costs will be.
      Certain implementing regulations of HIPAA, require us to comply with standards regarding the formats for electronic transmission, and the privacy and security of certain health information within our company and with third parties, such as healthcare providers, business associates and our members. These rules also provide access rights and other rights for health plan beneficiaries with respect to their health information. These regulations include standards for certain electronic transactions, including encounter and claims information, health plan eligibility and payment information. Compliance with HIPAA is enforced by the Department of Health and Human Service’s Office for Civil Rights for privacy, CMS for security and electronic transactions, and by the Department of Justice for criminal violations.
      HIPAA’s health information regulations do not preempt state laws that are not contrary to HIPAA. HIPAA also does not preempt state laws that are contrary to, but impose stricter privacy standards than, HIPAA, state laws for which the state seeks and receives an exception from the Department of Health and

Human Services, or state laws that concern certain specified areas. Further, Gramm-Leach Bliley, or GLB, imposes certain privacy and security requirements on insurers that may apply to certain aspects of our business as well. State insurance departments have issued privacy and security regulations in accordance with GLB.
      We continue to implement and revise our health information policies and procedures to monitor and ensure our compliance with these laws and regulations. Given HIPAA’s complexity, however, the recent compliance deadline of some of these regulations, and the possibility that the regulations may change and may be subject to changing and perhaps conflicting interpretation, our ability to comply with the HIPAA regulations is uncertain. Furthermore, a state’s ability to promulgate its own laws and regulations (including those issued in response to GLB), including those more stringent than HIPAA, and uncertainty regarding many aspects of such state requirements, make compliance with applicable health information laws more difficult. For these reasons, we are unable to calculate reliably what our total compliance costs will be.

We may serve as a business associate to HIPAA covered entities.
      In certain cases we provide services to or on behalf of HIPAA covered entities as a business associate. Typically, in such cases, we are subject to a business associate agreement, including terms and conditions regarding the privacy and security of the health information that we receive from, or on behalf of, such covered entities. These agreements may provide certain indemnification or other rights in the event of a breach, and may require substantial expenditures of financial and other resources for information technology system modifications and for implementation of operational compliance.

Future changes in healthcare laws may reduce our revenue, profitability or liquidity.
      Healthcare laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or the issuance of new regulations could reduce our profitability by, among other things:

•	imposing additional license, registration and/or capital requirements;

•	increasing our administrative and other costs;

•	forcing us to undergo a corporate restructuring;

•	increasing mandated benefits;

•	decreasing our reimbursement;

•	changing the amounts Medicare pays to medical providers;

•	limiting our ability to engage in inter-company transactions with our affiliates and subsidiaries;

•	mandating enrollment in specific plans;

•	forcing us to restructure our relationships with providers; or

•	requiring us to implement additional or different programs and systems.
      Changes in state law also may adversely affect our profitability. Laws relating to managed care consumer protection standards, including increased plan information disclosure, limits to premium increases, expedited appeals and grievance procedures, third-party review of certain medical decisions, health plan liability, access to specialists, clean claim payment timing, physician collective bargaining rights and confidentiality of medical records either have been enacted or continue to be under discussion. New healthcare reform registration material may require us to change the way we operate our business, which may be costly. In addition, the regulations governing SNPs are applicable only through 2008, and we cannot be certain of the applicable rules thereafter. Further, although we believe we have exercised care in structuring our operations to attempt to comply in all material respects with the laws and regulations applicable to us, government officials charged with responsibility for enforcing such laws and/or regulations may in the future assert that we or transactions in which we are involved are in violation of these laws, or courts may ultimately interpret such laws in a manner inconsistent with our interpretation. Therefore, it is possible that future legislation and regulation and the interpretation of laws and regulations could have a material adverse effect on our ability to operate under the Medicare program and to continue to serve our members and attract new members.

Restrictions on our ability to market could adversely affect our revenue.
      We rely on our marketing and sales efforts for a significant portion of our membership growth. CMS has extensive requirements relating to permissible sales and marketing practices. In addition, all of the states in which we currently operate permit marketing but impose strict requirements and limitations as to the types of marketing activities that are permitted. In circumstances where our marketing efforts are prohibited or curtailed, our ability to increase or sustain membership may be significantly harmed, which will adversely affect our revenue.
      In contrast to prior practice, whereby Medicare beneficiaries could disenroll from or change Medicare Advantage plans at will, the MMA requires that Medicare beneficiaries decide, during an annual open enrollment period each year, whether to join a Medicare Advantage plan, and if so, which plan they wish to join. Once enrolled, Medicare beneficiaries have a limited period of time at the beginning of the year to disenroll or change plans. After that period, they must remain with that plan for the remainder of the calendar year. This restriction on our ability to market to potential members of our Medicare Advantage plans during much of the year could make it difficult for us to increase membership, which could limit our growth and adversely affect our business.

If we are unable to maintain satisfactory relationships with our providers, our profitability could decline and we may be precluded from operating in some markets.
      Our profitability depends, in large part, upon our ability to enter into cost-effective contracts with hospitals, physicians and other healthcare providers in appropriate numbers in our geographic markets and at convenient locations for our members. In any particular market, however, providers could refuse to contract, demand higher payments or take other actions that could result in higher medical benefits expense. In some markets, certain providers, particularly hospitals, physician hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies. If such a provider or any of our other providers refuses to contract with us, uses their market position to negotiate contracts that might not be cost-effective for us, terminates their contract with us on short notice or otherwise places us at a competitive disadvantage, those activities could adversely affect our operating results in that market area. In the long term, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will affect the relative attractiveness of our managed care products in that market and could preclude us from renewing our Medicare contracts or our contracts to provide managed care for other health plans in those markets or from entering into new markets.
      Our provider contracts with network primary care physicians and specialists generally have terms of one year, with automatic renewal for successive one-year terms. We may terminate these contracts for cause, based on provider conduct or other appropriate reasons, subject to laws giving providers due process rights. The contracts generally may be cancelled by either party without cause upon 60 or 90 days’ prior written notice. Our contracts with hospitals generally have terms of one to two years, with automatic renewal for successive one-year terms. We may terminate these contracts for cause, based on provider misconduct or other appropriate reasons. Our hospital contracts generally may be cancelled by either party without cause upon 120 days’ prior written notice. We may be unable to continue to renew such contracts or enter into new contracts enabling us to serve our members profitably. We will be required to establish acceptable provider networks prior to entering new markets. Although we have established long-term relationships with many of our network providers, we may be unable to maintain those relationships or enter into agreements with new providers or with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability could decline.

Our relationships with providers and provider organizations are subject to fraud and abuse laws, which can significantly affect our ability to negotiate with providers and violation of which could subject us to penalties, adversely affecting our revenue and our operations.
      Because we receive payments from federal and state governmental agencies, we are subject to various broadly interpreted federal and state fraud and abuse laws. Such laws regulate, among other relationships, financial relationships with healthcare providers. Anti-kickback laws and regulations prohibit certain offers, payments or receipts of remuneration in return for referring Medicare or other government sponsored health care program business as well as the purchasing, leasing, ordering or arranging for or recommending any service, good, item or facility for which payment may be made by a government sponsored health care program. Physician self-referral laws prohibit a physician from ordering certain health services reimbursable by a government-sponsored health care program from an entity with which the physician has a financial relationship. The federal False Claims Act prohibits the filing of false claims in federal health care programs, and allows private citizens to sue on behalf of the government through its whistleblower provisions. Civil money penalty and exclusion laws authorize administrative fines and exclusion from government programs if an individual or company that filed a false claim knew or should have known that the claim was false, and for other offenses. In addition to federal laws, many states, including those in which we do business, have false claims, anti-kickback and self-referral laws, some of which are not limited to services reimbursed by federal health care programs. The DRA, signed by the President on February 8, 2006, provides financial incentives to states to enact false claims laws and, therefore, many states that do not currently have such laws may enact them in the near future.
      In Puerto Rico, we pay our primary care providers fees that in some cases depend upon the number of our members treated by each provider and the amount of certain services ordered by each provider. In California, we provide managed care services to third-party owned and affiliated IPAs for a fee equal to a percentage of premiums received by such IPAs. We also share risk with certain network physicians in a way that provides incentives for physicians based on physician utilization of services. In California, we have several medical director or consulting agreements with physicians, and in a few instances have provided loans to physicians.
      We believe we have structured our relationships and operations to substantially comply with each of the applicable fraud and abuse laws. However, because fraud and abuse laws have been broadly interpreted, it is difficult to predict how such laws will be applied. Moreover, there can be no assurance that new federal or state statutes or regulations will not be enacted which could cause us to be out of compliance with such laws. Authorities may claim that our fee arrangements or our agreements and relationships with providers or contractors violate one or more fraud and abuse laws and regulations, which could subject us to government investigation or prosecution, which could be expensive and time consuming. If our arrangements are found to be in violation of such laws, we could incur penalties, including monetary fines, civil penalties, criminal sanctions, exclusion from participation in government-sponsored health care programs and forfeiture of amounts collected in violation of the laws. A determination that our business arrangements violate such laws could adversely affect our ability to maintain relationships with providers, our business arrangements and plans, our operations and our revenue.

We rely on the accuracy of lists provided by federal and local governments regarding the eligibility of a person to participate in our plans, and any inaccuracies in those lists could cause CMS or the relevant local government agency to recoup premium payments from us with respect to members who turn out not to be eligible, which could reduce our revenue and profitability.
      Premium payments that we receive from CMS are based upon eligibility lists produced by federal and local governments. From time to time, CMS requires us to reimburse them for premiums that we received from CMS based on eligibility and dual eligibility lists that CMS later discovers contained individuals who were not in fact residing in our service areas or eligible for any government-sponsored program or were eligible for a different premium category or a different program. We may have already provided services to these individuals. Moreover, Puerto Rico does not have as extensive or robust an information system as used in many states to determine the Puerto Rico residents eligible for Reforma, which makes it more difficult for us to ensure that our list is accurate. Puerto Rico currently plans to upgrade such systems and for the first time intends to provide such data to CMS.
      In addition to recoupment of premiums previously paid, we also face the risk that CMS could fail to pay us for members for whom we are entitled to payment. Our profitability would be reduced as a result of such failure to receive payment from CMS if we had made related payments to providers and were unable to recoup such payments from them.

Corporate practice of medicine and fee-splitting laws may govern our business operations, and violation of such laws could result in penalties and adversely affect our arrangements with contractors and our profitability.
      Numerous states, including California, Illinois and Puerto Rico, have laws known as the corporate practice of medicine laws that prohibit a business corporation from practicing medicine, employing physicians to practice medicine, or exercising control over medical treatment decisions by physicians. In these states, typically only medical professionals or a professional corporation in which the shares are held by licensed physicians or other medical professionals may provide medical care to patients. Many states also have some form of fee-splitting law, prohibiting certain business arrangements that involve the splitting or sharing of medical professional fees earned by a physician or another medical professional for the delivery of health care services.
      We perform only non-medical administrative and business services for physicians or physician groups, we do not represent that we offer medical services, and we do not exercise control over the practice of medical care by providers with whom we contract. We do, however, impose restrictions on what medical services are reimbursed and we have developed close relationships with our network providers that include our review and monitoring of the coding of medical services provided by those providers. We send nurse case managers into the homes of our members in certain instances to provide case management services. We also have a hospital services agreement with Hospital Pavia Hato Rey in Puerto Rico under which we have agreed to provide nurses that we employ to offer health care services to our members hospitalized in 14 beds located on the eighth floor of that hospital; however, those nursing services are delivered under the supervision and direction of the hospital and its treating physicians. We have affiliated professional corporation arrangements in California with professional corporations partly owned by one of our physician employees. We also have compensation arrangements with physicians in California that may be based on a percentage of certain provider fees and in certain cases our network providers have agreed to exclusivity arrangements and have provided our IPAs with a right of first refusal to purchase their medical practices. In each case, we believe we have structured these and other arrangements on a basis that complies with applicable state law, including the corporate practice of medicine and fee-splitting laws.
      Despite our structuring these arrangements in ways that we believe comply with applicable law, regulatory authorities may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements with providers constitute unlawful fee-splitting. Moreover, we cannot predict whether changes will be made to existing laws or if new ones will be enacted, which could cause us to be out of compliance with these requirements. If our arrangements are found to violate corporate practice of medicine or fee-splitting laws, our provider or IPA management contracts could be found legally invalid and unenforceable, which could adversely affect our operations and profitability and we could be subject to civil, or in some cases criminal, penalties.

Our business depends on our information systems, and our inability to effectively integrate, manage, expand and keep secure our information systems could disrupt our operations.
      Our business is dependent on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, supporting our healthcare management techniques, processing provider claims and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information. If we experience a reduction in the performance, reliability or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely affected. In addition, many of our key software applications are licensed from third parties. If the owner of the software becomes insolvent or is otherwise unable to support the software, our operations could be adversely affected. Our operations could also be adversely affected if the software owner is unwilling to continue to support the software or charges materially increased fees for such support.
      Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. If we are unable to maintain or expand our systems, we could suffer from, among other things, operational disruptions, such as the inability to pay claims or to make claims payments on a timely basis, loss of members, difficulty in attracting new members, regulatory problems and increases in administrative expenses.
      Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and patient data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations, or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations would be adversely affected by cancellation of contracts and loss of members if they are not prevented.

Competition in our industry may limit our ability to attract new members, which could adversely affect our operations.
      We believe the principal factors influencing the choice among healthcare options are:

•	price;

•	brand recognition;

•	benefits offered and cost and risk of alternatives, such as fee-for-service and supplemental coverage;

•	location and choice of healthcare providers;

•	quality of customer service;

•	comprehensiveness of coverage offered;

•	reputation for quality care; and

•	financial stability of the plan.
      We face competition from other managed care companies that may possess advantages with respect to one or more of these factors. We also face competition from a number of competitors who have recently entered our market in Puerto Rico. Competitors may have broader geographical coverage, more established reputations in our markets, greater market share, lower costs or greater financial and other resources.

We may not consummate the transfer of the license for our Illinois SNP to our company in a timely manner or at all.
      When we acquired NAMM in August 2005, we did not acquire Aveta Health Illinois which held an HMO license in the State of Illinois, a contract with CMS to operate a SNP, and $2.0 million in deposits required for regulatory purposes because we had not yet received approval from the State of Illinois for a change of control of Aveta Health Illinois. These regulatory approvals have not yet been received and Aveta Health Illinois has not yet been transferred. While this approval is pending, we have entered into an agreement with Aveta Health Illinois whereby we manage the SNP and assume the economic benefits and risks associated with the SNP’s operations. However, there can be no assurance that we will continue to successfully operate the SNP under this contract or that the approval for the change of control will ultimately be obtained.

Our failure to comply with covenants in our debt instruments could result in our indebtedness being immediately due and payable and the loss of our assets.
      Our senior credit facility contains financial covenants, consisting of a consolidated leverage ratio, a minimum EBITDA requirement, consolidated fixed charge coverage ratio, risk based capital and negative covenants restricting or limiting our ability to, among other things:

•	pay dividends, redeem capital stock or make restricted payments;

•	sell or dispose of assets;

•	incur additional indebtedness or permit liens to exist on our property;

•	engage in transactions with affiliates;

•	make capital expenditures;

•	pay, prepay, repurchase, redeem or otherwise amend the terms of subordinated debt;

•	make additional investments or acquisitions; and

•	enter into sale and leaseback transactions.
      These restrictive covenants may limit our ability to engage in activities that may be in our long-term interest, such as selling assets, entering into strategic acquisitions, paying dividends and borrowing additional funds. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt which could leave us unable to meet some or all of our obligations. See “Description of Certain Indebtedness” for more details concerning our credit facilities.
      If we fail to pay any of our indebtedness when due, or if we breach any of the other covenants in the instruments governing our indebtedness, one or more events of default, including cross-defaults among multiple portions of our indebtedness, could result. These events of default could permit our creditors to declare all amounts owing to be immediately due and payable. Our senior credit facility is secured by a first-priority security interest in our present and future tangible and intangible assets. If we were unable to repay indebtedness owed to our secured creditors, they could proceed against the collateral securing that indebtedness.

We may not be able to retain our executive officers and significant employees, and the loss of any one or more of these officers and their managed care expertise could adversely affect our business.
      Our operations are highly dependent on the efforts of our senior executives, each of whom has been instrumental in developing our business strategy and forging our business relationships. Although some of our executives have entered into employment agreements with us, these agreements may not provide sufficient incentives for those executives to continue their employment with us. While we believe that we could find replacements, the loss of the leadership, knowledge and experience of our executive officers could adversely affect our business. Replacing many of our executive officers might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate and expand successfully a business such as ours. We do not currently maintain key-man life insurance on any of our executive officers. Our success is also dependent on our ability to hire and retain qualified management, sales, technical and medical management personnel. We may be unsuccessful in recruiting and retaining such personnel, which could adversely affect our operations.

Claims relating to medical malpractice and other litigation could cause us to incur significant expenses.
      Our contracted providers involved in medical care decisions may be exposed to the risk of medical malpractice claims. A small percentage of these providers may not have malpractice insurance. Although our network providers are primarily independent contractors, claimants sometimes allege that a managed care organization such as our company should be held responsible for alleged provider malpractice, particularly where the provider does not have malpractice insurance, and some courts have permitted that theory of liability. In addition, managed care organizations may be sued directly for alleged negligence, such as in connection with the credentialing of network providers or alleged improper denial or delay of care. In addition, Congress and several states have considered legislation that would expressly permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations.
      From time to time, we are party to various other litigation matters, some of which seek damages. We cannot predict with certainty the eventual outcome of any pending litigation or potential future litigation, and we might incur substantial expense in defending these or future lawsuits or indemnifying third parties with respect to the results of such litigation.
      We maintain errors and omissions insurance and other insurance coverage and, in some cases, indemnification rights that we believe are adequate based on industry standards. However, potential liabilities may not be covered by insurance or indemnity, our insurers or indemnifying parties may dispute coverage or may be unable to meet their obligations, or the amount of our insurance or indemnification coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost-effective basis, if at all. Moreover, even if claims brought against us are unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

Negative publicity regarding the managed care industry may harm our business and operating results.
      In the past, the managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation. These factors may adversely affect our ability to market our services, require us to change our services and increase the regulatory burdens under which we operate, further increasing the costs of doing business and adversely affecting our operating results.

As a result of our obligation to comply with the Sarbanes-Oxley Act of 2002, we may incur increased costs that may significantly affect our results of operations.
      We are now required to comply with the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Sarbanes-Oxley requires us to meet certain corporate governance, securities disclosure and compliance practices, and will require a review and audit of our internal control procedures. We expect these developments to increase our legal compliance and financial reporting costs. These developments could also make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur higher costs to obtain coverage. In addition, they could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

Our internal control over financial reporting may not be adequate and our independent registered public accounting firm may not be able to certify as to its adequacy, which could have a significant and adverse effect on our business, reputation and the reliability of our financial statements.
      We or our independent auditors’ ongoing review of our internal controls could potentially result in future determinations of deficiencies, including potential reportable conditions or material weaknesses, in our internal controls over financial reporting. Furthermore, Section 404 of Sarbanes-Oxley requires management of companies required to file reports with the SEC to report on, and their independent registered public accounting firm to attest to, their internal control over financial reporting. We will be required to comply with

Section 404 for our fiscal year ending December 31, 2007. We have begun to perform the system and process evaluation and testing required (and any necessary remediation) in an effort to position us to be compliant with the management certification and auditor attestation requirements of Section 404. In the course of our ongoing evaluation, we may identify areas of our internal control requiring improvement. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that our internal control is or will be effective in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result of any of the above described events, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could adversely affect our results.
      Our failure to comply with the filing and reporting requirements of the SEC could have a negative impact on our business.
      We did not meet our filing date requirement for the registration statement under the registration rights agreement in connection with our private placement of common stock in December 2005 due to a delay in the audit of our 2005 financial statements. Our failure to timely comply with filing deadlines under the SEC’s rules once our registration statement is declared effective by the SEC could have a negative impact on our business and stock price.

We have intangible assets, whose values may become impaired.
      Due largely to our recent acquisitions, goodwill and other intangible assets represent a substantial portion of our assets. Goodwill and other intangible assets were approximately $318.4 million as of December 31, 2005, representing approximately 64% of our total assets. If we make additional acquisitions, it is likely that we will record additional intangible assets on our books. We periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary. Any future evaluations requiring an asset impairment of our goodwill and other intangible assets could materially affect our results of operations and stockholders’ equity in the period in which the impairment occurs. A material decrease in stockholders’ equity could, in turn, negatively impact our debt ratings and/or potentially impact our compliance with existing debt covenants.

Regional concentrations of our business may subject us to economic or regulatory effects in those regions.
      We principally operate in Puerto Rico and San Bernardino and Riverside counties in California. Due to this concentration of business, we are exposed to potential losses resulting from the risk of an increase in our costs in these areas. In addition, changes in taxation or other regulation in those areas would have a disproportionate impact as a result of our concentration. In recent years, both the state of California and Puerto Rico have considered a number of such changes. If such changes were implemented, or costs increased, it could have a material adverse effect on our business, financial condition and results of operations. In addition, the business environment in Puerto Rico is less developed and sophisticated than the business environment in the continental U.S., which exposes us to additional risks and costs to which we would not be subject if we only operated in the continental U.S.

Our business activities in Puerto Rico are highly regulated by the Department of Insurance, and new and proposed government regulation or legislative reforms or revised interpretation of current regulations could negatively impact our business.
      Our main operating subsidiary in Puerto Rico is subject to detailed requirements enforced by the Department of Insurance which has broad enforcement latitude. Possible penalties for violations of such regulations include fines, orders to cease or change practices or behavior and possible suspension or termination of licenses. Those regulations include provisions for licensing of sales representatives and brokers. In or around June 2002, MMM Healthcare was advised by the Commissioner’s office that such licensing was not required, and we have been operating since that date in reliance on such advice. In February 2006, the

Commissioner of Insurance of the Commonwealth of Puerto Rico by Circular Letter Number C-SP-2-1758-2006 took the position that employed sales representatives of Medicare Advantage Plans are required to be licensed. This Circular Letter formalizes a change in interpretation by that office and although MMM Healthcare, Inc has begun the licensing process for its sales representatives, that process involves each representative passing an examination and completing a review process before his or her license will be final. Assuming that the Commissioner’s interpretation is correct, MMM would not currently be in technical compliance with such licensing requirements.

If we are deemed to have violated the insurance company change of control statutes in Puerto Rico, we may suffer adverse consequences.
      Our subsidiary, MMM Healthcare, operates a Medicare HMO in Puerto Rico and holds an HMO license issued by the Commissioner of Insurance in Puerto Rico, or the Commissioner. As a result, we are subject to statutes applicable to insurance companies in Puerto Rico and their holding companies. These statutes are administered and interpreted by the Commissioner, who also has the power to adopt regulations implementing these statutes. These statutes regulate, among other things, the acquisition of control of an insurance company or its holding company. Under these statutes, no person may make an offer to acquire or to sell of the issued and outstanding voting stock of an insurance company, which constitutes 10% or more of the issued and outstanding voting stock of an insurance company, or of the total stock issued and outstanding of a holding company of an insurance company, without the prior approval of the Commissioner. We and the initial purchaser in our private placement offering on December 29, 2005, agreed that no person could acquire shares in an amount that would exceed 10% of the issued and outstanding shares of Aveta after giving effect to that offering. We believe, based on advice of counsel, that the private placement offering did not require the prior approval of the Commissioner. However, the change of control statutes are complex and subject to interpretation, and there can be no assurance that the Commissioner will not interpret the statutes differently. If the Commissioner were to determine that the issuance of the shares in the private placement offering required prior approval, we could be subject to penalties and our HMO license in Puerto Rico could be revoked.

Our inability to use our trade names in certain geographical areas, including Puerto Rico, could have a negative impact on our business.
      We believe service marks and proprietary information are important to our success in certain jurisdictions, including Puerto Rico. We have not registered certain of our trademarks and service marks, including “Medicare y Mucho Más.” In the future, other parties may assert claims with respect to intellectual property rights that are important to our business (including with respect to third party products or services). We cannot assure you that others will not seek to block the use of, or seek monetary damages or other remedies for our prior use of, trademarks or other intellectual property, or the sale of our services as a violation of their trademark or other proprietary rights. Despite our efforts to protect our intellectual property rights, intellectual property laws afford us only limited protection. Accordingly, we may not be able to use our service marks or proprietary information or prevent misappropriation of our intellectual property or to deter others from developing similar services.

An active market for our common stock may not develop and the market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations.
      An active market for our common stock may not develop or may not be sustained. In addition, we cannot assure you as to the liquidity of any such market that may develop or the price that our stockholders may obtain for their shares of our common stock.

      Even if an active trading market develops, the market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect our share price include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in our cash flow or earnings estimates;

•	publication of research reports about us or the healthcare industry;

•	increases in market interest rates which may increase our cost of capital;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	acquisitions, divestitures or other business combination transactions in which we may engage;

•	actions by our stockholders;

•	speculation in the press or investment community;

•	large volume of sellers of our common stock pursuant to our resale registration statement with a relatively small volume of purchasers; and

•	general market and economic conditions.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.
      We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present stockholders. We are currently authorized to issue 250,000,000 shares of common stock and 5,000,000 shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes, or for other business purposes.

State insurance laws, provisions under Delaware corporate law, our certificate of incorporation and our bylaws could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.
      Provisions of state laws, Delaware corporate law, our certificate of incorporation and bylaws could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. Our certificate of incorporation and bylaws contain the following provisions that could have such effect:

•	election of our directors is staggered; and

•	our stockholders will not have the power to call a special meeting of stockholders.
      We are also subject to Section 203 of the Delaware General Corporation Law which imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.
      Additionally, the insurance company laws and regulations of the jurisdictions in which we operate restrict the ability of any person to acquire control of an insurance company, including an HMO, without prior regulatory approval. Under certain of those statutes and regulations, without such approval (or an exemption), no person may acquire any voting security of a domestic insurance company, including an HMO, or an insurance holding company that controls a domestic insurance company or HMO, if as a result of such transaction such person would own 10% or more of the total stock issued and outstanding of such insurance company or HMO, or, in some cases, 10% or more of the issued and outstanding shares of an insurance holding company.

We do not expect to pay any dividends on our common stock for the foreseeable future.
      We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Our ability to pay dividends may be constrained by our holding company structure under which we are dependent on payments by our subsidiaries, which are subject to limitations imposed on them by state and federal law, as discussed above. Investors seeking cash dividends should not purchase our common stock.

Our largest stockholders and our management control a significant percentage of our common stock, and their interests may conflict with those of our other stockholders.
      As of the date of this prospectus, our chairman and largest stockholder, Daniel E. Straus, has the right to control the votes of approximately 30% of our outstanding common stock, and our directors and executive officers acting as a group beneficially own 59%. See “Principal Stockholders.” These stockholders may be able to control or influence the outcome of stockholder votes, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible merger, amalgamations, corporate control contests and other significant corporate transactions. The concentration of ownership may have the effect of delaying, deferring or preventing future acquisitions, financings and other corporate opportunities and attempts to acquire us, which in turn could have a material adverse effect on the price of our common shares.

USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. Any proceeds from the sale of the shares offered by this prospectus will be received by the selling stockholders.
DIVIDEND POLICY
      We converted from a limited liability company to a corporation on December 29, 2005. We paid cash distributions of approximately $75.2 million and $128.6 million to members of Aveta Holdings, LLC on August 22, 2005 and December 29, 2005, respectively. In addition, we used $126.9 million of the net proceeds of our private placement offering on December 29, 2005 to repurchase 10,000,000 shares of our common stock from certain of our stockholders in December 2005 and $47.6 million of the net proceeds from the exercise of the initial purchaser’s overallotment option in connection with the private placement to repurchase 3,750,000 shares of our common stock from certain of our stockholders in January 2006.
      We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future as we intend to retain any future earnings to fund the development and growth of our business. Our senior credit facility contains restrictions on the payment of dividends to our stockholders. In addition, our ability to pay dividends is dependent on our receipt of cash dividends from our subsidiaries. Laws of the states in which we operate or may operate, as well as requirements of the government-sponsored health programs in which we participate, limit the ability of our subsidiaries to pay dividends to us.

CAPITALIZATION
      The following table sets forth our capitalization as of December 31, 2005. You should refer to “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this prospectus in evaluating the material presented below.

December 31, 2005

(In millions)
Cash, cash equivalents and investments	$106.0

Long-term debt:(1)
Senior credit facility(2)	282.8
Stockholders’ equity:
Common stock	0.1
Additional paid in capital	166.7
Accumulated deficit	(0.9)
Unearned compensation	(0.7)
Accumulated other comprehensive income	(0.1)
Less: treasury stock at cost	(126.9)

Total stockholders’ equity	38.2

Total capitalization	$321.0

(1)	Excludes the current portion of long-term debt of $4.2 million as of December 31, 2005.

(2)	This table does not reflect $5.0 million available but undrawn under our revolving credit facility as of December 31, 2005. We amended and restated our senior credit facility on April 11, 2006. Please see “Description of Certain Indebtedness” for a summary of the terms of our amended senior credit facility.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
      The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2005 give effect to the acquisition of NAMM as if it occurred on January 1, 2005, reflecting only pro forma adjustments expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 combines the historical consolidated statement of operations of Aveta Inc. for the year ended December 31, 2005 with the historical combined statement of operations for NAMM for the period January 1, 2005 through August 22, 2005, the date of its acquisition.
      Under the purchase method of accounting, the total purchase price for NAMM is allocated to the net tangible and intangible assets of the acquired entity based on their estimated fair values as of the acquisition date.
      These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed date or for the period presented, or that may be achieved in the future. The unaudited pro forma condensed combined financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes of our company, our predecessor and NAMM included in this prospectus, as well as the summary historical consolidated financial data included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2005

		NAMM
		Holdings, Inc.
		January 1, 2005 -		Pro Forma
	Aveta Inc	August 22, 2005	Combined	Adjustments	Note	Pro Forma

	(In thousands, except share and per share data)
Revenues:
Premiums earned	$721,584	$184,145	$905,729	$—		$905,729
Management fees	9,866	16,596	26,462	—		26,462
Investment income	5,054	415	5,469	—		5,469
Other revenue	102	411	513	—		513

Total revenues	736,606	201,567	938,173			938,173
Costs and expenses:
Medical cost and claims	571,030	154,345	725,375	—		725,375
Selling, general and administrative expenses (including non-cash incentive interest compensation charges of $6,282)	81,544	31,636	113,180	—		113,180
Depreciation and amortization	15,491	870	16,361	1,462	A	17,823
Interest expense	34,222	13	34,235	4,850	B	39,311
				226	C

Total costs and expenses	702,287	186,864	889,151	6,538		895,689

Income before income taxes and minority interests	34,319	14,703	49,022	(6,538)		42,484
Provision for income taxes	29,458	5,636	35,094	(2,681)	D	32,413

Income before minority interests	4,861	9,067	13,928	(3,857)		10,071
Minority interests	672	1,177	1,849	—		1,849

Net income	$4,189	$7,890	12,079	$(3,857)		$8,222

Supplemental unaudited pro forma net income per share:
Basic						$0.13
Diluted						$0.13
Shares used in computing unaudited pro forma net income per share:
Basic						61,776,819
Diluted						63,082,192

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
(In thousands except share and per-share data)

1.	Description of Transaction and Basis of Presentation
      On August 22, 2005, we acquired NAMM for approximately $95,756. In connection with the acquisition of NAMM, we also refinanced our outstanding debt.

2.	Purchase Price
      The following table summarizes the fair value of assets acquired and liabilities assumed as of the effective date of the acquisition:

Current assets, principally cash and cash equivalents and receivables	$47,325
Property and equipment	2,369
Other assets	780
Goodwill	58,318
Customer relationships	30,100
Trademarks	10,700
Other intangibles	1,539

Total assets acquired	151,131
Total liabilities and minority interests assumed	55,375

Net assets acquired	$95,756

      The assets acquired and liabilities assumed were recorded at estimated fair values as determined by our management based on available information and on assumptions as to future operations. The allocation of the purchase price is subject to revision based on a final determination of fair values. We currently assessing the amount of federal and state net operating loss carry forwards that were acquired from NAMM.

3.	Pro Forma Adjustments
      (A) To record additional amortization resulting from the adjustment to fair market value of intangible assets in connection with the acquisition of NAMM. The identifiable intangible assets include various customer relationships amounting to $30,100 (14 year weighted average useful life), trademarks amounting to $10,700 (indefinite useful life), provider networks amounting to $939 (14 year weighted average useful life) and licenses, accreditations, and permits amounting to $600 (indefinite useful life). The net goodwill balance of $58,318 is not amortized and will be tested for potential impairment on an annual basis.
      (B) To record incremental interest expense resulting from the borrowings under the senior credit facility entered into on August 22, 2005 to finance the acquisition of NAMM. The impact of an increase in LIBOR of 0.125% would correspond to increased interest expense of approximately $120 per year.
      (C) To record additional amortization of debt issuance costs for borrowings to finance our acquisition of NAMM on August 22, 2005.
      (D) To record the income tax effect of the pro forma adjustments at an effective tax rate of 41%.

4.	Supplemental Unaudited Pro Forma Net Income Per Share
      Unaudited supplemental pro forma basic and diluted net income per share have been computed by dividing net income by shares outstanding assuming the conversion from an LLC to a “C” Corporation, had occurred on January 1, 2005 and adjusted for the sale of 25,000,000 shares of common stock in a private placement and the repurchase of 10,000,000 shares, both on December 29, 2005, and as further described in Note 16 to our consolidated financial statements included herein.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      We derived the consolidated statements of operations data for the years ended December 31, 2001, 2002, 2003 and the eleven months ended November 30, 2004 and the balance sheet data as of December 31, 2001, 2002 and 2003, and November 30, 2004 from the audited financial statements of MMM Healthcare, the predecessor company of Aveta. We derived the consolidated statements of operations data for the period beginning December 1, 2004 and ending on December 31, 2004 and for the year ended December 31, 2005 and balance sheet data as of December 31, 2004 and 2005 from the audited consolidated financial statements of Aveta. For purposes of presentation, for the statement of operations data for the year ended December 31, 2004, we combined the results of operation of MMM Healthcare for the eleven months ended November 30, 2004, with the results of operations of Aveta for the one month ended December 31, 2004.
      The following table should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Condensed Combined Statements of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements, and the related notes thereto included elsewhere in this prospectus.

						Predecessor
						and Aveta
	Predecessor(1)				Aveta	Combined(2)	Aveta(1)

				Eleven
				Months	One Month
	Year Ended	Year Ended	Year Ended	Ended	Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	November 30,	December 31,	December 31,	December 31,
	2001	2002	2003	2004	2004	2004	2005

						(Unaudited)
	(In millions, except share data, medical loss ratio and member’s data)
Statement of Operations Data:
Revenues:
Premiums earned	$2.8	$54.2	$145.2	$292.5	$35.7	$328.2	$721.6
Management fees	—	—	—	—	—	—	9.9
Bonus incentive program	—	2.2	2.3	—	—	—	—
Investment income	—	0.2	0.5	1.7	0.2	1.9	5.0
Other income	—	—	—	—	—	—	0.1

Total revenues	2.8	56.6	148.0	294.2	35.9	330.1	736.6
Costs and expenses:
Medical costs and claims	1.4	33.0	108.7	239.8	25.3	265.1	571.0
Selling, general and administrative expenses (including non-cash incentive interest compensation charges of $6.3 in 2005)	4.1	15.7	22.3	30.8	4.0	34.8	81.6
Depreciation and amortization	—	0.1	0.6	0.8	1.1	1.9	15.5
Interest expense	0.7	0.7	—	—	1.4	1.4	34.2

Total costs and expenses	6.2	49.5	131.6	271.4	31.8	303.2	702.3

Income (loss) before income taxes and minority interests	(3.4)	7.1	16.4	22.8	4.1	26.9	34.3
Provision for income taxes (benefit)	(1.0)	2.5	—	—	2.0	2.0	29.4

Income before minority interests	(2.4)	4.6	16.4	22.8	2.1	24.9	4.9
Minority interests	—	—	—	—	—	—	0.7

Net income (loss)	$(2.4)	$4.6	$16.4	$22.8	$2.1	24.9	$4.2

Supplemental unaudited pro forma net income per share:
Basic							$0.13
Diluted							$0.13
Shares used in computing unaudited pro forma net income per share:
Basic							61,776,819
Diluted							63,082,192

						Predecessor
						and Aveta
	Predecessor(1)				Aveta	Combined(2)	Aveta(1)

	December 31,	December 31,	December 31,	November 30,	December 31,	December 31,	December 31,
	2001	2002	2003	2004	2004	2004	2005

						(Unaudited)
	(In millions, except share and per share data, medical loss ratio and member’s data)
Operating Statistics:
Medical loss ratio(3)	50.0%	58.5%	73.7%	82.0%	70.9%	80.8%	79.1%
Members at end of period:
Medicare Managed Care	2,389	17,534	38,754	74,562	78,123	78,123	131,202
Medicare and Commercial Delegated	—	—	—	—	—	—	203,853

Total members	2,389	17,534	38,754	74,562	78,123	78,123	335,055

Balance Sheet Data (as of end of period):
Cash and cash equivalents	$1.8	$11.9	$27.1	$24.2	$21.3	$21.3	$67.1
Total assets	4.1	20.7	44.5	65.8	268.8	268.8	498.8
Working capital	0.9	2.2	2.8	1.2	4.2	4.2	23.2
Medical claims liabilities	1.0	7.5	18.1	46.9	44.7	44.7	91.6
Long-term debt, less current installments	3.0	—	—	—	143.5	143.5	282.8
Total stockholders’ and members’ equity (deficit)	(1.4)	4.2	6.6	5.6	40.9	40.9	38.2

(1)	We acquired our Medicare Advantage HMO in Puerto Rico on November 30, 2004 when we acquired MMM Healthcare, Inc., or MMM Healthcare, for a total purchase price of $213.8 million. Financial and operating results for periods prior to November 30, 2004 are for MMM Healthcare, the predecessor entity to Aveta and its subsidiaries. Aveta Holdings LLC (formerly known as Green Field II, LLC), a Delaware limited liability company was converted to Aveta Inc., a Delaware corporation, on December 29, 2005, and is the successor to MMM Healthcare. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Corporate History and Acquisitions.”

(2)	Combined financial data of (i) Predecessor for eleven months ended November 30, 2004 and (ii) Aveta for one month ended December 31, 2004.

(3)	The medical loss ratio represents medical expense incurred for plan participants as a percentage of premium revenue for plan participants (in each case, for the period commencing on January 1 of the applicable period).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data” and our audited and combined financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our actual results to differ materially from management’s expectations. Factors that could cause such differences include those set forth under “Risk Factors,” “Business” and elsewhere in this prospectus.
Overview
      We provide managed care services primarily for Medicare beneficiaries. As of December 31, 2005, we provided managed care for approximately 130,875 Medicare Advantage beneficiaries. We are the fifth largest for-profit Medicare Advantage provider in the United States. We also provide managed care for non-Medicare, or commercial, beneficiaries and provide management services for independent physician associations, or IPAs, and for physician hospital organizations, or PHOs. We focus on what we call community medical management to provide managed care for elderly and chronically ill Medicare beneficiaries through our provider networks by emphasizing the integration and coordination of health care at the local level. For the year ended December 31, 2005, on a pro forma basis giving effect to the acquisition of NAMM in August 2005, we had revenues of approximately $938.2 million, of which approximately 66% was generated in Puerto Rico, 33% in California, and 1% in Illinois.
      We enter into contracts generally on an annual basis with government agencies, such as the Centers for Medicare and Medicaid Services, or CMS, as well as with other health plans that administer health benefits programs. As part of these contracts, we receive payments, or premiums, for servicing the members that have selected us or are members of managed health plans that have contracted with us. The premiums we receive for each Medicare member are fixed, although the premiums vary according to the members’ demographics, geographic location and health status. The payment we receive from other health plans for each of their members is a monthly rate established by agreement in exchange for a defined set of health care services, also called a capitated fee. The capitated fee is a percentage of the monthly premiums received by these other health plans from CMS, from commercial employers and in some cases from local governments.
      We also provide a variety of management services whereby we contract directly with IPAs and PHOs to provide them with services such as back office administration, network design and contracting, and quality and other medical resource management functions. As part of this arrangement, we do not assume any financial responsibility for the payment of professional, hospital or other medical fees. We receive a fee from the IPAs and PHOs in exchange for the provision of these services that is typically a percentage of the IPA’s or PHO’s revenues plus a performance bonus.
Corporate History and Acquisitions
      We currently operate in Puerto Rico, southern California and the Chicago metropolitan area and are headquartered in Fort Lee, New Jersey.

MMM Healthcare
      Our Medicare Advantage HMO in Puerto Rico, known as Medicare y Mucho Más, or MMM, began operations in September 2001 and was acquired by us in November 2004 when our subsidiary, MMM Holdings, acquired MMM Healthcare for a total purchase price of $213.8 million.

NAMM
      On August 22, 2005, we entered into a stock purchase agreement under which we acquired the stock of NAMM and its subsidiaries, NAMM California, PrimeCare Medical Network and NAMM Illinois, from Aveta Health, a company related to our company. The purchase price of the acquisition was approximately

$95.8 million, subject to a purchase price adjustment based on the working capital and tangible net worth of the acquired business at closing. We and Aveta Health have agreed that this purchase price adjustment obligation will be satisfied by our payment of approximately $4.5 million to Aveta Health, which we have recorded as a liability on the date of the acquisition.
      Prior to the consummation of the transaction, Aveta Health effected a reorganization of the businesses to be acquired pursuant to which PrimeCare International (the parent of PrimeCare Medical Network) was merged into NAMM, a newly formed company, all of the issued and outstanding shares of NAMM California were transferred to NAMM, and substantially all of the assets of North American Medical Management — Illinois were transferred to NAMM Illinois and all of the issued and outstanding shares of NAMM Illinois were transferred to NAMM. At the time of the reorganization, North American Medical Management — Illinois, through its wholly-owned subsidiary Aveta Health Illinois, held an HMO license in the State of Illinois, a contract with CMS to operate a Special Needs Plan, and $2.0 million in deposits required for regulatory purposes. In order to consummate the acquisition prior to receipt of approval from the State of Illinois for a change of control of Aveta Health Illinois, North American Medical Management — Illinois did not transfer the stock of Aveta Health Illinois to NAMM Illinois. We closed on the acquisition in August 2005 by acquiring all of the issued and outstanding stock of NAMM. The closing occurred prior to Aveta Health receiving regulatory approval from the State of Illinois for a change of control filing of Aveta Health Illinois. Aveta Health has agreed to continue to use its commercially reasonable efforts to obtain such approval as quickly as practicable, effectuate the transfer of Aveta Health Illinois to NAMM as promptly as practicable after approval, for no additional consideration, and continue to operate Aveta Health Illinois consistent with past practices. These regulatory approvals have not yet been received and Aveta Health Illinois has not yet been transferred. While this approval is pending, we have entered into an agreement with Aveta Health Illinois, effective January 2006, whereby we manage the SNP and assume the economic risks and benefits associated with the SNP’s operations.

Conversion to a “C” Corporation
      We converted from Aveta Holdings, LLC (formerly known as Green Field II, LLC), a Delaware limited liability company, to Aveta Inc., a Delaware corporation, on December 29, 2005. In the conversion, existing equity interests in Aveta Holdings, LLC were converted into common stock of Aveta Inc. Unless otherwise indicated, all information in this prospectus gives effect to the conversion. The conversion resulted in our being taxed as a “C” corporation under the Internal Revenue Code.
Business Outlook
      As a result of the MMA reforms, and particularly as a result of the prescription drug coverage requirements under Medicare Part D beginning in 2006, we expect Medicare Advantage plan membership penetration in our markets generally and enrollment in Medicare Advantage plans specifically to increase. Medicare premiums increased in 2006 as a result of drug coverage premiums as well as annual rate increases. We also expect our Medicare costs to increase as we take into account additional costs related to prescription drugs as well as changes in the cost and utilization of healthcare services.
      Risk Adjustment Formula and the MMA. One aspect of Medicare’s revised reimbursement formula, known as the “risk adjustment formula,” was 75% implemented in 2006 and will be fully implemented in 2007. Pursuant to the risk adjustment formula, health plans are paid substantially greater premiums to care for chronically ill Medicare beneficiaries in recognition of the increased costs associated with these beneficiaries compared to healthy Medicare beneficiaries. We believe that the full implementation of Medicare’s risk adjustment formula and the additional $14.2 billion over the next several years allocated to Medicare Advantage plans by the MMA will provide a significant opportunity for Medicare Advantage plans that can effectively provide managed care to these chronically ill beneficiaries. On the other hand, we believe that the marketing restrictions imposed by the lock-in period established by the MMA could make it more difficult for us to increase membership, which could limit our growth and adversely affect our business. Furthermore, the phase-out of budget-neutrality, mandated by the recently enacted DRA, generally will lessen the impact of increased payments to MA plans that result from the risk-adjustment formula.

      The extent to which we will benefit from Medicare’s revised reimbursement formula and the changes imposed by the MMA depend on a number of factors, including our ability to design and offer attractive benefit plans, and to predict and effectively manage medical benefits expense for Medicare Advantage beneficiaries relative to the premiums we receive.
      Medicare Prescription Drug Plan Benefits. We intend to focus on the provision of a prescription drug benefit through most of our Medicare Advantage plans. As a result, we believe that our prescription drug benefit will comprise an important component of our business in the future. The actual amount of expenses and the impact on our net income will depend largely on the enrollment levels and health characteristics of beneficiaries who enroll, plan design, utilization and impact of proper pharmacy usage on reduction of the overall medical benefit expenses for such beneficiaries.
      Our ability to profitably administer our prescription drug benefit operations depends on a number of factors, including our ability to attract members, to develop the necessary core systems and processes, and to manage our prescription drug expenses. We expect that revenues from our prescription drug benefit operations will consist of monthly premiums that we will receive from CMS for our members and monthly premiums that our members may pay us to participate in our MA-PD plans. Eventually, we believe the costs of prescription drugs that we anticipate providing to our members will be one of most significant expenditures of our MA-PD and SNP operations. The prescription drug benefit is a new government-sponsored program and as with any potential new service offerings, there is significant uncertainty of the potential market size for the MA-PD, consumer demand and medical loss ratio. In addition, we do not have any previous experience in managing a prescription drug benefit. Finally, we cannot foresee the relative attractiveness of our MA-PD plans to Medicare beneficiaries as compared to existing stand-alone MA plans, prescription drug plans, or PDPs, or other MA-PDs.
      Increasing Size of Medicare Advantage Population. We expect that the growing population in the United States eligible for Medicare, the decreasing number of employer-sponsored retirement plans and the increasingly attractive benefits made possible by additional funding for Medicare Advantage plans will contribute to increases in the number of Medicare beneficiaries enrolled in a Medicare Advantage plan. We believe that this increase will have a favorable effect on our business, which is focused on the provision of managed care for chronically ill Medicare beneficiaries.
      The extent to which we benefit from an increased Medicare Advantage population depends on a number of factors, including the impacts of these trends in our areas of operation, our ability to attract and effectively provide managed care to Medicare Advantage members, particularly the chronically ill, for whom increased funding is now available under Medicare’s risk adjustment formula.
      Developments in Our Markets. We currently provide managed care to Medicare beneficiaries directly in Puerto Rico and on behalf of other health plans in southern California, which are two distinct markets. Medicare Advantage plans are relatively new to Puerto Rico, where we established the first Medicare Advantage HMO in 2001. By contrast, Medicare Advantage plans and provider networks are well established in southern California and there is significant competition among Medicare Advantage plans. While we currently hold a significant market share in Puerto Rico and believe that our focus on chronically ill Medicare beneficiaries and our community medical management approach will permit us to continue to increase our penetration of the Medicare Advantage market, the recent entry of several new competitors and the introduction of a prescription drug benefit could have a negative effect on our business.
Key Measures We Use to Evaluate our Business
      Our primary management tools for measuring profitability are our premium revenue and our medical loss ratio, or MLR, which is the ratio of our medical benefits expense to the premiums we receive. Changes in the MLR from period to period result from changes in Medicare and commercial funding, changes in the mix of membership, seasonal and public health fluctuations, changes in our ability to manage medical costs and changes in accounting estimates related to incurred but not reported claims. We use MLR both to monitor our management of medical benefits and to make various business decisions, including what healthcare plans to offer, what geographic areas to enter or exit and the selection of healthcare providers.

      A number of key revenue and expense measures affect our MLR.

Key Premium Revenue Measures

•	Number of Members. The total number of members each month largely determines the revenue paid to us by CMS (or a health plan) in that month.

•	Net New Members per Month. The number of net new members per month, which is derived by subtracting disenrollees from our gross new members per month, is our key metric for determining the success of our sales and marketing efforts and our revenue growth.

•	Revenue per Member per Month. This measure reflects the average reimbursement we receive from CMS (or the other health plans with which we contract) for each member. Revenue per member per month from CMS is indicative of the overall level of health of our Medicare Advantage beneficiary population.

Key Medical Expense Measures

•	Medical Benefits Expense. Our largest expense is the cost of the medical benefits that we provide, which is based primarily on our arrangements with healthcare providers. Our profitability depends on our ability to predict and effectively manage medical benefits expense relative to the premiums or payments we receive. Our arrangements with providers fall into two broad categories: capitation arrangements, where we pay the provider a fixed fee per month per member, and fee-for-service and risk-sharing arrangements, where we assume all or part of the risk of the managed care provided. Other components of medical benefits expense are variable and require estimation and ongoing cost management.

•	Inpatient Hospital Costs. The cost of inpatient hospital treatment constitutes the most significant component of our medical benefits costs and significantly influences our overall profitability.

•	Professional Costs. Professional costs and fees also constitute a significant component of our medical benefits costs.

•	Pharmaceutical Costs. We expect that the cost of prescription drugs will, in connection with our prescription drug benefit, become a key medical benefit expense measure.

•	Utilization Rate. The extent to which beneficiaries utilize healthcare providers (including ancillary services and other providers, professional medical and hospital services) significantly influences our expenses.
Critical Accounting Policies
      In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of our results of operations and financial condition in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the accounting policies discussed below are those that are most important to the portrayal of our financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
      Revenue recognition. We generate revenue primarily from payments we receive from CMS for the provision of healthcare benefits to our members. We also generate revenue from payments we receive from other health plans in connection with our provision of managed care to their members. We receive a fixed payment per member per month to provide healthcare benefits to these members pursuant to our contracts in each of our markets. We generally receive these payments in advance of providing services, and recognize this revenue during the period in which we are obligated to provide services to our members. Revenue recognition for payments collected in advance is deferred and such payments reported as unearned premiums. Any amounts that have not been received remain on the balance sheet classified as premiums receivable.
      Typically, on the last day of the preceding month or on the first or second day of the current month, we receive a payment from CMS at the monthly reimbursement rate for all the members that we have that CMS reflects in its records. There can be differences between the number of members in CMS’s records and the number on our records, due to deaths of members, new members not yet reflected by CMS, and members who have disenrolled from our plan without informing us.
      We experience adjustments to our revenue based on member retroactivity. These retroactivity adjustments reflect changes in the number and eligibility status of enrollees subsequent to when revenue was billed. We estimate the amount of outstanding retroactivity in each period and adjust premium revenue accordingly. The estimates of retroactivity adjustments are based on historical trends, premiums billed, the volume of member and contract renewal activity and other information. We refine our estimates and methodologies based upon actual retroactivity experienced.
      In 2004 and 2005, we submitted to CMS a substantial volume of updated medical codes for our members. In connection with this submission and Medicare’s new risk-adjusted reimbursement methodology, as of December 31, 2005, we had accrued as receivables approximately $2.1 million pertaining to 2004 revenue and approximately $39.4 million pertaining to 2005 revenue. We expect to receive the balance of the 2004 receivables and 2005 receivable in 2006. Although the risk adjustment reimbursement methodology was mandated by law in the Balanced Budget Act of 1997, we cannot be certain that CMS will accept the updated medical codes for all of our members or that it will make the 2006 payment as scheduled or for the amount we have accrued.
      Our NAMM subsidiary contracts with various HMOs to provide professional and hospital health care services to HMO enrollees. Under these contracts, NAMM generally receives a per enrollee amount (capitation payment) each month. Capitation payments are recognized as revenue in the month in which enrollees are entitled to care. Medial service contracts with third-party payors are generally for a one-year term and are renewable annually. For the year ended December 31, 2005, NAMM has full-risk health care services contracts with two third-party payors, which represent 6.1% and 1.9% of our premium revenues.
      Our NAMM subsidiary also recognizes revenues under management services agreements with health care providers. The agreement terms generally include a fixed and variable component. The fixed component is determined by a fixed amount per month per enrolled member attributable to the health care provider. The variable component is determined by a percentage of the health care providers’ surplus as contractually defined in the agreements. Management fee revenue is recognized in the month services are provided.
      Estimating medical costs and claims and medical claims liabilities. We recognize the cost of medical benefits in the period in which services are provided. This includes our estimate of the actuarially determined cost of medical benefits that have been incurred but not yet reported. We contract with various healthcare providers for the provision of medical care to our members and generally compensate those providers on a fee-for-service or capitated basis, or alternatively pursuant to various risk-sharing arrangements. Capitated payments are made to participating physicians and other medical specialists on a per member per month basis as compensation for their provision of comprehensive healthcare services.
      Medical cost and claims has two main components: direct medical expenses and medically related administrative costs. Direct medical expenses include both capitated and fee-for-service amounts paid to hospitals, physicians and providers of ancillary services, such as providers of laboratory work and pharmacy supplies. Medically related administrative costs include medical management functions such as disease management, utilization review, quality assurance and on-call nurses.
      Medical claims liabilities consists primarily of claims in process and benefit reserves established for reported and unreported claims, which are unpaid as of the balance sheet date, and contractual liabilities under risk-sharing arrangements, determined through an estimation process utilizing company-specific, industry-wide, and general economic information and historical data.

      Our policy is to record management’s best estimate of medical claims liabilities. On a monthly basis, we estimate ultimate medical claims liabilities based upon historical experience and other available information as well as assumptions about emerging trends. The process for preparing the estimate utilizes standard actuarial methodologies based on historical data. These standard actuarial methodologies include, among other factors, contractual requirements, historical utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefit changes, expected health care cost inflation, seasonality patterns and changes in membership.
      In developing our estimate of medical costs and claims expense and medical claims liabilities, we apply different estimation methods depending on the month for which incurred claims are being estimated. For the more recent months, which constitute the majority of the amount of the medical claims liabilities, we estimate our claims incurred by applying observed trend factors to the per member per month, or PMPM, costs for prior months, which costs have been estimated using completion factors, in order to estimate the PMPMs for the most recent months. We validate our estimates of the most recent PMPMs by comparing the most recent months’ utilization levels to the utilization levels in older months, actuarial techniques that incorporate a historical analysis of claim payments, including trends in cost of care provided, and timeliness of submission and processing of claims.
      Also included in medical claims liabilities are estimates for provider settlements due to clarification of contract terms, out-of-network reimbursement and claims payment differences, as well as amounts due to contracted providers under risk-sharing arrangements.
      We project the required reserve for claims incurred but not reported, or IBNR, on a monthly basis using an actuarial model based on the actual claims paid through the end of the month. Our actuaries prepare a complete analysis of the claims history and calculate a range for the IBNR reserve. This information is reviewed by management monthly in determining the amount of the IBNR reserve.
      Our IBNR reserve is necessarily based on estimates and, while management believes that the amount is adequate, our claims liability may be greater or less than the amount provided in our IBNR reserve. We continually review the methodology used in estimating our claims liability and any adjustments are reflected in the consolidated statements of operations in the current period.
      Many aspects of the managed care business are not consistently predictable. These aspects include the incidences of illness or disease state (such as cardiac heart failure cases, cases of upper respiratory illness, the length and severity of the flu season, diabetes, the number of full-term versus premature births, and the number of neonatal intensive care babies). Therefore, we must rely upon our historical experience, as continually monitored, to reflect the ever-changing mix, needs and growth of our members in our trend assumptions.
      Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitated as opposed to a fee-for-service basis. These considerations are aggregated in determining the trend in medical costs and claims. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes, and epidemics may impact medical cost trends. Other internal factors such as system conversions and claims processing interruptions may impact our ability to accurately predict estimates of historical completion factors or medical cost trends. Medical cost trends potentially are more volatile than other segments of the economy. Management is required to use considerable judgment in the selection of medical benefits expense trends and other actuarial model inputs.
      Changes in estimates of medical claims liabilities are primarily the result of obtaining more complete claims information that directly correlates with the claims and provider reimbursement trends. Volatility in members’ needs for medical services, provider claims submission and our payment processes results in identifiable patterns emerging several months after the causes of deviations from assumed trends occur. Since our estimates are based upon per member, per month claims experience, changes cannot typically be explained by any single factor, but are the result of a number of interrelated variables, all influencing the resulting experienced medical cost trend. Deviations, whether positive or negative, between actual experience and estimates used to establish the liability are recorded in the period known.
      Goodwill and intangible assets. We obtained goodwill and intangible assets as a result of the acquisitions of our subsidiaries. Goodwill represents the excess of the cost over the fair market value of net assets acquired. Intangible assets include provider networks, membership contracts, trademarks, noncompete agreements, government contracts, licenses and permits. Our intangible assets are amortized over their estimated useful lives ranging from four to 15 years.
      Due largely to our acquisition of MMM Healthcare in November 2004 and our acquisition of NAMM in August 2005, goodwill and other intangible assets were approximately $318.4 million as of December 31, 2005, representing approximately 64% of our total assets.
      We evaluate whether events or circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of goodwill and other identifiable intangible assets. We must make assumptions and estimates, such as the discount factor, in determining the estimated fair values. While we believe these assumptions and estimates are appropriate, other assumptions and estimates could be applied and might produce significantly different results.
      We review goodwill and intangible assets for impairment at least annually, or more frequently if events or changes in circumstances occur that may affect the estimated useful life or the recoverability of the remaining balance of goodwill or intangible assets. Events or changes in circumstances would include significant changes in membership, state funding, medical contracts and provider networks. We have selected the fourth quarter for our annual impairment test, which generally coincides with the finalization of state and federal contract negotiations and our initial budgeting process. As of December 31, 2005, we believe that there is no impairment to the value of our goodwill or intangible assets.
      Certain of our intangible assets, such as our Medicare member list, trademarks, provider network, proprietary software and licenses are subject to impairment reviews when evidence or triggering events suggest that an impairment may have occurred. Should the fair value of our intangible assets prove to be less than our unamortized carrying amount, we will charge the difference to earnings. Goodwill is not amortized and is required to be tested annually for impairment, or more frequently if changes in circumstances such as an adverse change to our business environment cause us to believe that it may be impaired.
      Investments. As of December 31, 2005, we had approximately $38.9 million of investments, primarily held in marketable debt securities. Our investments are principally classified as available for sale and are recorded at fair value. We exclude temporary unrealized gains and losses on investments available for sale from earnings and report them together, net of income tax effects, as a separate component in stockholders’ equity. We continually monitor the difference between the cost and fair value of our investments. If any of our investments experience a decline in fair value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in our consolidated statements of operations. Management judgment is involved in evaluating whether a decline in an investment’s fair value is other than temporary. New information and the passage of time can change these judgments. We revise impairment judgments when new information becomes known and record any resulting impairment charges at that time. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. government and agency securities, state and municipal securities, mutual funds and corporate debt obligations that are investment grade.
      Accounting for Equity-Based Compensation. We followed the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” through December 31, 2005. The provisions of SFAS No. 123 allow us to either expense the estimated fair value of equity-based compensation or to continue to follow the intrinsic value method set forth in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” but disclose the pro forma effect on net income had the fair value of the equity interests been expensed. We have recorded certain equity incentive interests in compensation expense based on the fair values of the interests on the date of grant, which also approximated their intrinsic value. As a result, our reported net income is the same as if the fair value of the equity interests had been expensed under the provisions of SFAS No. 123.
      On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Shared-Based Payments” (“SFAS No. 123(R)”) which is a revision of SFAS No. 123, SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and amends SFAS No. 95, “Statement of Cash Flows” (“SFAS No. 95”). Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be expensed in the income statement based on their fair values. Pro forma disclosure will no longer be permitted.
      SFAS No. 123(R) must be adopted no later than January 1, 2006. We will adopt the “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.
      We adopted a stock option plan on December 29, 2005 and made option grants in February 2006. Accordingly, the adoption of SFAS No. 123(R)’s fair value method may have a material impact on our future results of operations.
      For equity interests issued to non-employees, we follow EITF Issue 96-18, “Accounting For Equity Instruments that Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services,” which requires that compensation expense related to non-employee equity interests be subject to change each reporting period based upon the then fair value of these equity interests until expiration of the grant vesting period.
      Income Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This standard requires, among other things, the separate recognition of deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at tax rates enacted at the time the deferred tax asset or liability is recorded. A valuation allowance must be established for deferred tax assets if it is “more likely than not” that all or a portion may be unrealized. Our judgment is required in determining an appropriate valuation allowance.
      At each financial reporting date, we assess the adequacy of the valuation allowance by evaluating each of our deferred tax assets based on the following: the types of temporary differences that created the deferred tax asset; the amount of taxes paid in prior periods and available for a carry-back claim; the forecasted future taxable income and therefore likely future deduction of the deferred tax item; and any other significant issues impacting the likely realization of the benefit of the temporary differences.
      Prior to December 29, 2005, we were classified as a partnership for income tax purposes. Accordingly, we did not provide for federal and state income taxes since all income or loss was passed through directly to our members. Upon our conversion to a corporation, we became subject to federal and state income taxes. We provide for income taxes paid by our subsidiaries, MMM Holdings, MMM Healthcare and NAMM. On December 1, 2004, pursuant to the acquisition of MMM Healthcare by the Company, MMM Healthcare changed its tax status for Puerto Rico income tax purposes to an other than life insurance entity, as defined in the Puerto Rico Internal Revenue Code, as amended. Other than life insurance entities are taxed essentially the same as other corporations with taxable income determined on the basis of the statutory annual statements filed with the insurance regulatory authorities. MMM Holdings is taxed as a regular corporation, as defined in the Puerto Rico Internal Revenue Code, as amended. Under Puerto Rico income tax law, we are not allowed to file consolidated tax returns with our subsidiaries. Accordingly, MMM Holdings and MMM Healthcare file separate Puerto Rico income tax returns. NAMM is taxed as a “C” corporation for both federal and state income tax purposes.
      We, like other companies, frequently face challenges from tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions that we have taken on our tax returns. In evaluating any additional tax liability associated with various positions taken in our tax return filings, we record additional tax liability for potential adverse tax outcomes. Based on our evaluation of our tax positions, we believe we have appropriately accrued for exposures. To the extent we prevail in matters we have accrued for, our future effective tax rate would be reduced and net income would increase. If we are required to pay more than accrued, our future effective tax rate would increase and net income would decrease. Our effective tax rate and net income in any given future period could be materially impacted.
      In the ordinary course of business, we are subject to audits by federal, state and Puerto Rico authorities, and from time to time, these audits may result in proposed assessments. To date, we have not been audited by any taxing authority.
Results of Operations

Basis of Presentation
      MMM Healthcare, as it existed prior to its acquisition on November 30, 2004 by us, is sometimes referred to as the “Predecessor” of Aveta, which is referred to as the “Successor,” “we” or “us.” For purposes of presentation, the results of operations of MMM Healthcare for the eleven months ended November 30, 2004 have been combined with our results of operations for the month ended December 31, 2004. The results of operations for the year ended December 31, 2005 reflect our results of operations for the full year and include NAMM for the period from August 22, 2005, the date of its acquisition by us, to December 31, 2005.
      The consolidated results of operations include the accounts of the Successor and all of its subsidiaries. Significant intercompany accounts and transactions have been eliminated.
      The Predecessor’s financial results do not reflect the effects of:

•	a “C” corporation tax structure, which would result in taxes being incurred by the Predecessor, whereas previously, because the Predecessor had a “N” corporation tax structure under Puerto Rico tax law, taxes were incurred by its stockholders; and

•	accounting for amortization of the acquired intangible assets, which resulted from the purchase of the Predecessor.

Operating Segments
      As a result of the acquisition of NAMM in August 2005, we have determined that we have two reportable segments — Medicare Managed Care and Medicare and Commercial Delegated. The first operating segment is the Medicare managed care business operated by MMM Healthcare in Puerto Rico. The second operating segment is the Medicare and Commercial Delegated business operated by NAMM in California and Illinois. NAMM contracts with heath care service plans and other health maintenance organizations to provide managed care services through its network of IPAs and also provides management services to these IPAs and other physician groups.

      The accounting policies of these different operating segments are the same as those described in the summary of significant accounting policies, except that the disaggregated financial results for the segments have been prepared using a management approach, which is consistent with the basis and manner in which management internally disaggregates financial information for the purposes of assisting in making internal operating decisions. There are neither inter-segment sales nor transfers. All intercompany transactions have been eliminated. Financial information by segment for the year ended December 31, 2005 is as follows:

Operating Segments

	Medicare	Medicare and
	Managed	Commercial
	Care	Delegated	Unallocated	Consolidated

Revenues	$624,698	$111,862	$46	$736,606
Medical costs and claims	486,291	84,739	—	571,030
Selling, general and administrative expenses	54,408	17,895	9,241	81,544

Segment income (loss)	83,999	9,228	(9,195)	84,032

Depreciation and amortization				15,491
Interest expense				34,222

Income before income taxes and minority interests				34,319

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004
      Revenue. For the year ended December 31, 2005, our revenue increased $406.5 million, or 123%, to $736.6 million from $330.1 million for the year ended December 31, 2004, with revenue from NAMM accounting for $111.9 million of this increase.
      There were four major components of the increase in revenue. First, for the year ended December 31, 2005, MMM’s member months increased 434,942, or 62%, to 1,141,414 from 706,472 for the prior year. Each month of enrollment by each member in the plan equates to one member month. As of December 31, 2005, there were 107,521 members compared to 78,123 members as of December 31, 2004, an increase of 29,398 members, or 38%. Additionally, effective January 1, 2005, we received a 6.6% rate increase from CMS, which was applicable to existing members. Also, during the year ended December 31, 2005, we recorded an additional $43.4 million of risk adjustment revenue relating to fiscal 2005 due to our overall membership risk score and $1.1 million related to fiscal 2004. The estimated risk adjustment revenue pertaining to 2005 is expected to be substantially collected from CMS in 2006. Finally, with the acquisition of NAMM on August 22, 2005, we acquired approximately 23,000 Medicare Advantage members and approximately 206,000 commercial members, as well as the management of eleven IPAs and PHOs in California and Illinois for which NAMM receives management fees.
      Medical costs and claims. For the year ended December 31, 2005, medical costs and claims increased $305.9 million, or 115%, to $571.0 million from $265.1 million for the year ended December 31, 2004. The increase in medical costs was primarily due to the increase in the number of members in our plans and medical trends, including medical unit costs and utilization), which increased an average of 10% for the period. The medical loss ratio, or MLR, as a percentage of premium revenue for the year ended December 31, 2005 was 79.1% compared to 80.8% in 2004. This 1.7% decline was principally the result of $49.4 million of risk adjustment revenue recorded in 2005 without an associated increase in medical costs.
      Selling, general and administrative expenses. For the year ended December 31, 2005, selling, general and administrative expenses increased $46.7 million, or 134%, to $81.5 million from $34.8 million for the year ended December 31, 2004. The increase includes $17.9 million of selling, general and administrative expense attributable to NAMM. The remainder of the increase was primarily due to a 91.7% increase in employees at

MMM Healthcare as of December 31, 2005 compared to December 31, 2004. This growth was a result of adding employees in our health services and customer services departments to allow us to serve our increased membership. Secondarily, to offset increased competition from other Medicare Advantage Plans in the market, our sales and marketing department added more than 50 people to our sales staff during 2005 and incurred additional advertising and promotion costs. Also included in selling, general and administrative expenses in 2005 are $6.3 million of compensation charges to certain of our executive officers. Beginning in 2006, we will incur significant expenses as a result of our expensing of options and restricted stock under our 2005 Stock Incentive Plan pursuant to SFAS No. 123(R).
      Depreciation and amortization. For the year ended December 31, 2005, depreciation and amortization was $15.5 million compared to $1.9 million for the year ended December 31, 2004. The increase is primarily due to an additional $12.2 million of amortization expense from the full year amortization of intangible assets related to the acquisition of MMM Healthcare on November 30, 2004 and the amortization of the intangible assets related to the acquisition of NAMM on August 22, 2005.
      Interest expense. For the year ended December 31, 2005, interest expense was $34.2 million compared to $1.4 million for the year ended December 31, 2004. The increase in 2005 is due to a full year of interest on indebtedness under the $128.0 million credit facility and $20.0 million subordinated promissory note that we used to finance the acquisition of MMM Healthcare on November 30, 2004. Additionally, in connection with the acquisition of NAMM on August 22, 2005, we refinanced this credit facility and subordinated promissory note with a $420 million term loan and a $30.5 million subordinated loan. The subordinated loan was repaid on December 29, 2005. Included in interest expense is a charge of $10.8 million related to write-off debt issue costs, prepayment penalties and the discount on the promissory note in connection with the refinancing in August 2005.
      Income tax expense. For the year ended December 31, 2005, income tax expense was $29.5 million compared to $2.0 million for the year ended December 31, 2004. Until December 1, 2004, MMM Healthcare was an “N” corporation for Puerto Rico tax purposes (similar to an “S” corporation elsewhere in the United States for federal tax purposes), whereby our Predecessor paid no taxes and earnings were passed along to the individual stockholders. The effective tax rate for the year ended December 31, 2005 of 87.5% exceeded the United States statutory rate of 35% due to a number of factors. Under Puerto Rico tax law, MMM Holdings and MMM Healthcare are not permitted to file a consolidated tax return. MMM Holdings recorded a valuation allowance of $10.6 million for deferred taxes related to net operating loss carry forwards that resulted from interest expense and other charges related to the indebtedness held by MMM Holdings being in excess of revenue. In addition, the Puerto Rico corporate tax rate of 41.5% exceeds the U.S. corporate tax rate by 6.5 percentage points. In the United States, $10.9 million of expenses incurred at the Aveta Holdings LLC level prior to Aveta Holdings LLC becoming a “C” corporation are not tax deductible to Aveta Inc, but will be distributed on a prorata basis to the prior members of the LLC.
      Net income. As a result of the above factors, for the year ended December 31, 2005, net income decreased $20.7 million to $4.2 million from $24.9 million for the year ended December 31, 2004.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003
      Revenue. For the year ended December 31, 2004, revenue increased $182.1 million, or 123%, to $330.1 million from $148.0 million for the year ended December 31, 2003. The increase in revenue was principally due to an increase in the number of members in our plans, which increased by 39,369, or 102%, to 78,123 members compared to 38,754 members at December 31, 2003. The increase was also due in part to increased rates received for Medicare members in our plans, in connection with the partial implementation of Medicare’s risk-adjusted methodology, which resulted in an increase in the average revenue per member of approximately 10.0% as compared with the year ended December 31, 2003. The increase in revenue was partially offset by a $2.4 million adjustment to revenue to revise estimates recorded in prior years related to dual eligible members.
      Medical costs and claims. For the year ended December 31, 2004, medical costs and claims increased $156.4 million, or 144%, to $265.1 million from $108.7 million for the year ended December 31, 2003. The increase in medical costs and claims was primarily due to the increase in the number of members in our plans. For the year ended December 31, 2004, our MLR increased to 80.8% compared to 73.7% for the year ended

December 31, 2003. This increase was also due in part to an increase in medical unit costs of approximately 8%, which was primarily driven by an increase in inpatient hospital rates. In addition, medical cost reserves were increased by unfavorable medical cost development of approximately $2.7 million related to prior years.
      Selling, general and administrative expenses. For the year ended December 31, 2004, selling, general and administrative expenses increased $12.5 million, or 56%, to $34.8 million from $22.3 million for the year ended December 31, 2003. The increase in selling, general and administrative expenses was primarily due to a 57% increase in our headcount as well as investment in our sales and marketing staff in connection with our membership growth. In addition, certain non-recurring transaction costs of approximately $0.6 million were incurred during the year ended December 31, 2004 in connection with our purchase of our Predecessor. Our ratio of selling, general and administrative expenses to revenue was 10.5% and 15.1% for the year ended December 31, 2004 and 2003, respectively. The decrease was primarily due to revenue growth in excess of administrative cost inflation and to increased operational efficiencies.
      Depreciation and amortization. For the year ended December 31, 2004, depreciation and amortization increased $1.3 million, or 216%, to $1.9 million from $0.6 million for the year ended December 31, 2003. The increase in depreciation and amortization was primarily due to the amortization of intangible assets of $1.1 million related to the acquisition of MMM Healthcare on November 30, 2004, and depreciation recognized in connection with our investment in computer equipment and software and leasehold improvements of $0.8 million and $0.5 million, respectively.
      Interest expense. For the year ended December 31, 2004, interest expense increased to $1.4 million from zero for the year ended December 31, 2003. The increase in interest expense resulted from our incurrence of indebtedness in conjunction with our November 30, 2004 acquisition of MMM Healthcare, at which time we entered into a $128.0 million term loan facility and issued a $20.0 million subordinated promissory note.
      Income tax expense. For the year ended December 31, 2004, income tax expense increased to $2.0 million from zero for the year ended December 31, 2003. The increase in income tax expense resulted from MMM Healthcare being taxed as a regular corporation for the one month ended December 31, 2004.
      Net income. As a result of the above factors, for the year ended December 31, 2004, net income increased $8.5 million, or 52%, to $24.9 million from $16.4 million for the year ended December 31, 2003.
Liquidity and Capital Resources
      We have financed our operating capital requirements principally through cash generated from operations. Net cash flow provided by our operating activities for fiscal 2003, 2004 and 2005 was $37.6 million, $38.0 million and $31.0 million respectively. The decrease in 2005 in net cash generated from operations was due to the lower profitability in 2005 as compared to 2004 and the significant increase in receivables in 2005 due to risk adjustment revenue. The increases in net cash provided by operating activities in fiscal 2004 as compared to fiscal 2003 were primarily attributable to increased income due to an increase in membership at MMM Healthcare.
      Our primary operating use of cash is the payment of expenses related to medical benefits and administrative expenses. We generally receive revenue from CMS and other health plans at the beginning of each month and in advance of payment of claims for related healthcare services. We expect that our future funding for working capital needs, capital expenditures, long-term debt repayments and other financing requirements will continue to be provided from cash generated from operations. In addition, we have a $20 million revolving credit facility available to meet these and other needs of which $15 million was drawn down as of December 31, 2005. Please see “Description of Certain Indebtedness” for a summary of the terms of the amended and restated credit facility.
      Each of our existing and projected sources of cash is affected by operational and financial risks that influence the overall amount of cash generated and the capital available to us. For a further discussion of risks that can impact our liquidity, see “Risk Factors” beginning on page 6.

      Because we generally receive premiums in advance of payments of claims for healthcare services, we maintain estimated balances of cash and cash equivalents pending payment of claims. At December 31, 2004 and 2005, cash and cash equivalents were $21.3 million and $67.1 million, respectively. We also had investments of $33.1 million and $38.9 at December 31, 2004 and 2005, respectively.
      MMM Healthcare and NAMM are required to maintain satisfactory minimum net worth requirements established by Puerto Rico Insurance Department and the California Department of Managed Care, respectively. At December 31, 2005, the statutory minimum net worth requirements were one dollar for MMM Healthcare and $7.4 million for NAMM and both subsidiaries were in compliance with these requirements. NAMM must also maintain a cash and cash equivalent balance equal or greater than its medical claims liabilities which totaled $24.3 million as of December 31, 2005.
      On November 30, 2004, in connection with the acquisition of MMM Healthcare, we incurred $128.0 million of indebtedness pursuant to a credit facility and issued a $20.0 million subordinated promissory note to the seller. These amounts were repaid on August 22, 2005 when, in connection with our acquisition of NAMM, we entered into a new senior credit facility, consisting of a $420.0 million term loan and a $20.0 million revolving credit facility. The term loan bears interest at a rate of LIBOR plus 350 basis points and matures in 2011. We also entered into a $30.5 million subordinated credit facility with the same lenders in connection with the NAMM acquisition. The subordinated loan bears interest at a rate of LIBOR plus 700 basis points. We fully repaid the $30.5 million subordinated credit facility and approximately $148 million of our outstanding indebtedness under the senior credit facility term loan with the proceeds of the private placement offering on December 29, 2005.
      On April 11, 2006, we amended and restated our senior credit agreement, providing us with a $320.0 million senior credit facility, consisting of a $300.0 million term loan and a $20.0 million revolving credit facility. In addition, an incremental term loan facility may also be made available under the senior credit facility in the maximum amount of up to $200.0 million, subject to lender consent. In connection with the amendment, we received a reduction in our interest rate. The senior credit facility bears interest at a rate of LIBOR plus 225 basis points. The term loan facility matures on August 22, 2011 and the revolving credit facility matures on August 23, 2010. Our senior credit facility contains financial covenants, consisting of a consolidated leverage ratio, a minimum EBITDA requirement and a consolidated fixed charge coverage ratio, as well as a number of negative covenants. We are obligated to apply certain cash proceeds to prepay the senior credit facility. See “Description of Certain Indebtedness.”
      Prior to our conversion to a “C” corporation, we distributed approximately $75.2 million and $128.6 million to our members in August 2005 and December 2005, respectively. On December 29, 2005, we issued and sold 25 million shares of our common stock in a private placement exempt from registration under the Securities Act at $13.50 per share. The gross proceeds from the sale were $337.5 million and the net proceeds after the underwriting discount and all related expenses were $317.5 million or approximately $12.69 per share. In connection with the offering, we entered a registration rights agreement for the benefit of the underwriter and the purchasers of the common stock.
      On December 29, 2005, subsequent to the issuance and sale of our common stock, we purchased 10,000,000 shares of our common stock from our existing stockholders who were members of the LLC, on a pro rata basis, for an aggregate redemption payment of $126.9 million or $12.69 per share.
      During January 2006, the underwriter exercised its over allotment option and we issued and sold an additional 3,750,000 common shares for aggregate net consideration, after the underwriting discount and related expenses of $47.6 million or $12.69 per share. We then purchased 3,750,000 shares from the existing stockholders who were members of Aveta Holdings LLC, on a pro rata basis, for an aggregate payment of $47.6 million or $12.69 per share.
      We will incur significant costs as a result of becoming a public company upon this registration statement being declared effective, including increased expenses related to becoming and remaining compliant with the requirements related to internal controls over financial reporting set forth in Section 404 of the Sarbanes-Oxley Act of 2002.

Commitments and Contingencies
      The following table sets forth information regarding our known contractual obligations as of December 31, 2005.

	Payments Due to Period

Contractual Cash Obligations at		Less than	1-3	3-5	More than
December 31, 2005(1)	Total	1 Year	Years	Years	5 Years

	(In thousands)
Long-term debt	$287,000	$4,200	$12,600	$107,100	$163,100
Operating leases	24,420	5,190	11,910	2,816	4,504

Total obligations and commitments	$311,420	$9,390	$24,510	$109,916	$167,604

(1)	This table does not reflect $5.0 million available and undrawn under our revolving credit facility as of December 31, 2005. Our senior facility was amended on April 11, 2006. Please see “Description of Certain Indebtedness” for a summary of the terms of the amended and restated credit facility.
      We are not an obligor under or guarantor of any indebtedness of any other party. However, we may have to pay referral claims of healthcare providers under contract with us who are not able to pay costs of medical services provided by other providers.
Recent Accounting Pronouncements
      On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Shared-Based Payments” (“SFAS No. 123(R)”) which is a revision of SFAS No. 123, SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and amends SFAS No. 95, “Statement of Cash Flows” (“SFAS No. 95”). Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be permitted.
      SFAS No. 123(R) must be adopted no later than January 1, 2006. We will adopt the “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.
      We adopted a stock option plan in on December 29, 2005 and, accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a material adverse impact on our future results of operations.
      Statement of Financial Accounting Standards (SFAS) No. 153, “Exchanges of Nonmonetary Assets, an Amendment of Accounting Principles Board (APB) Opinion No. 29,” was issued in December 2004. This statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges on nonmonetary assets that do not have commercial substance. We are required to adopt SFAS No. 153 on January 1, 2006. The adoption of SFAS No. 153 is not expected to have any impact on our consolidated financial statements.
Quantitative and Qualitative Disclosures About Market Risk
      As of December 31, 2005, we had $287.0 million in variable rate debt under our senior credit facility. An increase or decrease in the LIBOR interest rate would affect our interest costs. For comparative purposes, for every 0.125% change in interest rates, our interest costs on our senior credit facility would change by approximately $0.6 million per year. As of December 31, 2005, we have interest rate hedge agreements in effect that cap our LIBOR exposure with respect to $64.0 million of our indebtedness under our senior credit facility at approximately 4.5% in 2006 and 5.0% in 2007.

      Our investment securities classified as trading and available for sale consist principally of highly liquid government and corporate debt obligations, a substantial majority of which mature in five years or less. The investments are subject to interest rate risk and will decrease in value if market rates increase. Because of their relatively short-term nature, however, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Moreover, because of our ability and intent to hold these investments until maturity (or at least until a market price recovery), we would not expect foreseeable changes in interest rates to materially impair their carrying value.
      Assuming a hypothetical and immediate 1% increase in market interest rates at December 31, 2005, the fair value of our fixed income investments would decrease by approximately $800,000. Unless we determined, however, that the increase in interest rates caused more than a temporary impairment in our investment, or unless we were compelled by a currently unforeseen reason to sell securities, such a change should not affect our future earnings or cash flows.
Off Balance Sheet Arrangements
      At December 31, 2005, we did not have any off-balance sheet arrangements that are required to be disclosed under Item 303(a)(4)(ii) of SEC Regulation S-K.

DESCRIPTION OF CERTAIN INDEBTEDNESS
      On April 11, 2006, we amended and restated our senior credit agreement, providing us with a $320.0 million senior credit facility, consisting of a $300.0 million term loan and a $20.0 million revolving credit facility. In addition, an incremental term loan facility is also made available under the senior credit facility.
      Revolving Credit Facility. The revolving credit facility provides for revolving credit loans, letters of credit and swingline loans. Advances on the revolving credit facility for revolving credit borrowings are available up to $20.0 million. Additionally, the revolving credit facility is available to open letters of credit up to $3.0 million, less the amount of any direct borrowings outstanding under the revolving credit facility. In addition, the revolving credit facility is available for swingline loans up to $5.0 million.
      Term Loan. The term loan provides for a one time direct loan which cannot be reborrowed, and which consists of approximately (i) a $220.0 million loan to MMM Holdings, and (ii) an $80.0 million loan to NAMM.
      Incremental Loan Facility. The incremental term loan facility provides for new term loan borrowings in a maximum principal amount up to $200.0 million, subject to lender consent.
      Term. The revolving credit facility matures on August 23, 2010. The term loan has a term of six years maturing on August 22, 2011.
      Security. The senior credit facility is secured by, among other things, (i) perfected first priority pledges of all of the equity interests of NAMM and 65% of the total outstanding voting stock of MMM Holdings, each a borrower under the senior credit facility, in addition to the following direct and indirect subsidiaries: NAMM Illinois, MMM Healthcare (the pledge of the equity interests of MMM Healthcare is exclusively for the performance of MMM Holdings obligations) and North American Medical Management California, and (ii) perfected first-priority security interests (subject to certain permitted liens as set forth in the credit agreement) in substantially all of our current and future property and assets, subject to certain limited exceptions.
      Interest. Outstanding borrowings bear interest, at our election, at either: (x) the base rate of interest in effect from time to time (which is the greater of (i) The Bank of New York’s prime rate, or (ii) the federal funds effective rate plus 0.5%), plus the applicable margin of 1.25%; or (y) the eurodollar rate of interest in effect from time to time (which is (a) the rate determined for the basis of the rate for U.S. dollar deposits, as reported by a generally recognized financial reporting service divided by (b) 1.00 minus the maximum rates of reserve requirements in effect on such day), plus the applicable margin of 2.25%.
      Cash Sweep. We are obligated to apply the following amounts to prepay the senior credit facility: (i) 50% of the net proceeds of any sale or issuance of equity; (ii) 100% of the net proceeds of additional debt that we or any of our subsidiaries incur; (iii) 100% of the net proceeds of any sale or other disposition by us or any of our subsidiaries of any assets; and (iv) 50% of our excess cash flow (as defined in the credit agreement) for each fiscal year unless our consolidated leverage ratio is less than 2.0, upon which no excess cash flow prepayments are required.
      Fees. The senior credit facility requires the payment of certain customary fees, including commitment fees, unused line fees, letter of credit fees and servicing fees.
      Covenants. The senior credit facility requires us to comply with certain financial covenants, consisting of consolidated leverage ratio, consolidated fixed charge coverage ratio, minimum EBITDA requirements, risk based capital and customary affirmative covenants. In addition, the senior credit facility includes certain negative covenants restricting or limiting our ability to, among other things:

•	pay dividends, redeem capital stock or make restricted payments;

•	sell or dispose of assets;

•	incur additional indebtedness or permit liens to exist on their property;

•	engage in transactions with affiliates;

•	make capital expenditures in excess of $7.0 million in 2005, $10.0 million in 2006, $12.0 million in 2007, and $15.0 million for each fiscal year thereafter;

•	make additional investments or acquisitions; and

•	sale and leaseback transactions,
in each case, subject to exceptions as set forth in the credit agreement.
      Events of Default. The senior credit facility contains customary events of default, including, but not limited to:

•	non-payment of principal, interest or fees when due;

•	breaches of certain covenants or agreements;

•	certain bankruptcy or similar events;

•	defaults under other indebtedness with a principal amount in excess of $10.0 million;

•	certain judgments against us in excess of $10.0 million;

•	inaccuracy of representations and warranties in any material respect;

•	certain ERISA liability events;

•	invalidity of guaranty or security documents; and

•	a change of Control (as such term is defined in the senior credit facility) occurs with respect to us or certain of our subsidiaries, subject to certain grace periods and other thresholds as set forth in the credit agreement.
      Other. The senior credit facility contains customary conditions to closing and to borrowing and customary representations and warranties.

BUSINESS
Business Overview
      We provide managed care services primarily for Medicare beneficiaries. As of December 31, 2005, we provided managed care for approximately 130,875 Medicare Advantage beneficiaries. We are the fifth largest for-profit Medicare Advantage provider in the United States. We also provide managed care for non-Medicare, or commercial, beneficiaries and provide management services for independent physician associations, or IPAs, and for physician hospital organizations, or PHOs. We focus on community medical management to provide managed care for elderly and chronically ill Medicare beneficiaries through our provider networks, by emphasizing the integration and coordination of health care at the local level. For the year ended December 31, 2005, on a pro forma basis giving effect to the acquisition of NAMM Holdings, Inc., or NAMM, in August 2005, we had revenues of approximately $938.1 million, of which approximately 66% was generated in Puerto Rico, 33% in California, and 1% in Illinois. We are headquartered in Fort Lee, New Jersey.
      The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, made numerous changes to the Medicare payment system, including increased funding for Medicare Advantage plans and the creation of a new prescription drug benefit. In addition, under Medicare’s revised reimbursement formula, known as the risk adjustment formula, health plans are paid higher premiums to care for chronically ill Medicare beneficiaries in recognition of the increased costs associated with the care of these beneficiaries. We believe that the implementation of Medicare’s risk adjustment formula and the changes contemplated by the MMA will provide a significant opportunity for Medicare Advantage companies like ours that can effectively serve these chronically ill populations. We believe that our community medical management approach to managed care, which includes a focus on disease management, allows us to effectively provide managed care for these populations.
      We believe that Puerto Rico is an attractive market for a Medicare Advantage plan able to provide high-quality, low-cost managed care given its low per-capita income, relatively large population eligible for both Medicare and Medicaid, and high incidence of chronic illness among its senior population. We are the largest Medicare Advantage provider in Puerto Rico. Our Medicare Advantage HMO, known as Medicare y Mucho Más, or MMM, began operations in September 2001 and we acquired it in November 2004. As of December 31, 2005, MMM served approximately 107,520 beneficiaries, or approximately 59% of the approximately 181,505 Medicare beneficiaries enrolled in all such plans in Puerto Rico. Approximately 29.5% of the approximately 614,920 persons eligible for Medicare in Puerto Rico are currently enrolled in a Medicare Advantage plan, and we believe that this penetration rate will increase due to the relatively recent introduction of Medicare Advantage plans in Puerto Rico, as well as from the introduction in 2006 of an integrated Medicare prescription drug plan. We believe we have a high level of consumer satisfaction with our Medicare Advantage HMO in Puerto Rico and intend to continue to build upon this success.
      As of December 31, 2005, we also provided managed care services for approximately 23,355 Medicare beneficiaries enrolled in other Medicare Advantage HMOs in southern California that have contracted with us to provide managed care services to their members through our provider networks. We began providing these services in August 2005 when we acquired NAMM from a related company. In addition, through NAMM, we provide a variety of management services whereby we contract directly with IPAs and PHOs to provide them with services such as back office administration, network design and contracting, and quality and medical resource management. We do not assume any financial responsibility for the payment of professional, hospital or other medical fees as part of these arrangements.
Industry Overview
      We currently operate in Puerto Rico, southern California and the Chicago metropolitan area in a segment of the healthcare industry that focuses on the provision of managed care for Medicare beneficiaries.

      Medicare and Medicare Advantage. Medicare is a federal program administered by CMS that provides a variety of hospital and medical insurance benefits to eligible persons aged 65 and over as well as to certain other qualified persons. Medicare is delivered primarily through two programs:

•	Medicare Fee for Service, or FFS, under which a patient can choose any licensed physician or hospital participating in the Medicare program and has to pay a monthly premium and certain out-of-pocket expenses for covered medical services. Beneficiaries also have the option of purchasing supplemental, or “Medigap,” insurance to cover the cost of deductibles, copayments and prescription drugs, for an additional premium; and

•	Medicare Advantage, under which a patient enrolls as a member of a Medicare Advantage medical plan, such as an HMO, that has entered into a contract with CMS to provide, for a set monthly fee, the full range of benefits available to beneficiaries under the fee-for-service program. Beneficiaries enrolled in Medicare Advantage plans are subject to restrictions on the providers they can see, but they typically have lower out-of-pocket costs and often receive additional benefits not covered under FFS Medicare.
      In 2004, the federal government spent approximately $309 billion on Medicare services for approximately 42 million elderly and disabled persons.
      Under the Medicare Advantage program, CMS reimburses HMOs directly on a “per-member-per-month” basis, based on health status, county of residence and certain other characteristics of members. Medicare Advantage HMOs are required to provide benefits at least equivalent to FFS and typically offer a range of supplemental benefits and reduced out-of-pocket expenses. The average annual out-of-pocket cost savings for a Medicare Advantage member are estimated to be over $700 per year for healthy members and nearly $2,000 per year for chronically ill members, based on 2005 benefit structures. CMS predicts that Medicare Advantage membership in the United States will grow from approximately 5.2 million today to almost 15 million by 2010, representing an increase in Medicare beneficiary penetration from 12% to 32%.
      HMOs typically receive fixed monthly premiums for their members and require no or very low deductibles. As a result, a key component of the HMO business model, and the key driver of profitability, is the ability to accurately predict and effectively manage medical costs for its members. This is known as medical management. Medical management is especially important for Medicare Advantage HMOs as Medicare beneficiaries typically have medical costs that are significantly higher than those for non-Medicare/non-Medicaid, or commercial, populations. Many Medicare Advantage HMOs do not manage the provision of care to all of their members, but often outsource a significant portion of the responsibility to medical management companies that develop and operate provider networks, manage the delivery of health services by those networks, and provide administrative services.

      The table below compares traditional Medicare fee-for-service premiums and benefits with those of a typical Medicare Advantage HMO plan.

Fee-for-Service	Medicare Advantage HMO

• Beneficiaries have the option of obtaining supplemental, or “Medigap,” insurance to cover deductibles, copayments and/or prescription drug costs, for a monthly premium of between $90 and $300	• Members often pay no premium and do not require supplemental insurance
• Most beneficiaries are enrolled in Medicare Part B	• Must be enrolled in Medicare Part B
• May have discount prescription drug card until 2006, then have the option of enrolling in the Medicare Part D prescription drug benefit	• Substantially all Medicare Advantage plans offer a prescription drug benefit
• No coverage for certain preventive services, including annual physicals or well visits, eyeglasses, hearing aids, dentures, and most dental work	• Medicare Advantage plans provide benefits not available in Medicare fee-for-service
• Beneficiaries have to pay some money for Medicare-covered services including deductibles upon entering the hospital (Medicare Part A) and co-payments, unless they are covered under a Medigap policy	• Members will pay lower deductibles and co- payments than they would with Medicare fee-for- service
• Medicare fee-for-service has limited coverage for preventive care	• Medicare Advantage plans typically provide more preventive care and provide coverage for check-ups, and more screenings for additional health problems, including diabetes and hypertension, than are covered under fee-for-service Medicare in addition to covering episodic care when the beneficiary is ill
• Beneficiaries may go to any provider who agrees to see Medicare beneficiaries	• Members generally must go to in-network providers, except for emergency services
• Providers are paid from a set reimbursement schedule	• Plans receive a monthly premium per member from the federal government subject to various adjustments and are responsible for paying providers
      Regions. We currently operate in Puerto Rico, southern California and the Chicago metropolitan area, three regions with significant numbers of persons eligible for Medicare.

•	Puerto Rico. According to the most recent data from CMS, Puerto Rico had approximately 614,920 persons eligible for Medicare as of December 2005. Approximately 29.5% of these persons participated in a Medicare Advantage plan in December 2005.

•	California. According to CMS, the “Inland Empire” of Riverside and San Bernardino counties, our principal area of operation in California, had approximately 432,105 persons eligible for Medicare as of December 2005. Approximately 43% of these persons participated in a Medicare Advantage plan in December 2005.

•	Illinois. According to CMS, Cook County had approximately 686,515 persons eligible for Medicare as of September 2005. Approximately 5.4% of these persons participated in a Medicare Advantage plan in September 2005.
      Regulatory Initiatives. Our industry has been significantly affected by the implementation of rules and regulations pursuant to the MMA.

      Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The MMA was a significant legislative initiative designed to further promote the privatization of Medicare, provide a prescription drug benefit to Medicare beneficiaries, and ultimately reduce overall health spending. The key provisions of MMA and related legislation include:

•	Increased Medicare Advantage Funding. The MMA tied rate increases to medical inflation in lieu of the cap that the BBA imposed on premium rate increases. The MMA provided an additional $14.2 billion in funding over the next few years for Medicare Advantage plans. This increased funding is intended to encourage Medicare Advantage providers to develop offerings that make Medicare Advantage more appealing for Medicare beneficiaries.

•	Part D Drug Benefit. Every Medicare beneficiary has be given the opportunity to select a prescription drug plan through Medicare Part D, largely funded by the federal government. The Medicare Part D plan will be available to Medicare Advantage as well as Medicare FFS enrollees. Medicare Advantage plans will be required to offer a Part D drug plan to their enrollees in every area in which they operate.

•	Bidding. The MMA requires that in June of each year, each Medicare Advantage plan must provide to CMS its estimated total cost of providing Medicare benefits for the following year to CMS. If that amount is less than a benchmark FFS Medicare cost, CMS “rebates” 75% of the difference to the Medicare Advantage plan. However, these rebates can only be used to enhance benefits or lower premiums and co-pays for plan members. Health plans that are low cost providers in a marketplace can generally bid below such benchmarks and still maintain profitability.

•	Lock-In. In contrast to prior practice, whereby Medicare beneficiaries could move in and out of Medicare Advantage plans at will, the MMA requires that Medicare beneficiaries decide during an annual election period whether to join, or remain enrolled in, a Medicare Advantage plan. Once enrolled in a Medicare Advantage plan, the Medicare beneficiary may only disenroll or change plans during the first six months of 2006 and during the first three months of each subsequent year, or they will be locked-in to the plan until the next annual election period, which begins on November 15 of each year. This lock-in of beneficiaries may act as a barrier to entry for new Medicare Advantage plans that seek to enroll new beneficiaries.

•	Special Needs Plans (SNPs). Historically, Medicare Advantage plans could not discriminate in enrolling Medicare beneficiaries and were obligated to accept all applicants regardless of their health status. The MMA now permits the creation of targeted SNPs, which are health plans focused on serving beneficiaries in one of three specific segments: the chronically ill, the institutionalized and the dual-eligible population (as described below). SNPs can tailor their benefit plans and networks to their specific target segments, market exclusively to those segments, and limit enrollment to beneficiaries from those segments. SNPs are also exempt from the lock-in provision described above and may market to potential members year-round.
      Balanced Budget Act of 1997. Pursuant to the BBA, Medicare’s reimbursement formula was revised. This revised formula, known as the risk adjustment formula, is being phased in over several years and will be 75% implemented in 2006 and fully implemented in 2007. Pursuant to the risk adjustment formula, health plans are paid greater premiums to care for chronically ill Medicare beneficiaries in recognition of the increased costs associated with the care of these beneficiaries.
      Medicare Beneficiaries with Chronic Conditions. In 2002, over 60% of Medicare beneficiaries had at least two chronic conditions, such as heart disease or diabetes, and this population accounted for an estimated 95% of overall Medicare spending. The chronically ill segment has historically been underserved by Medicare managed care plans, in part due to health plans receiving the same payment from CMS regardless of the beneficiary’s health status. Now, however, with the phasing in by CMS of a risk-adjusted payment formula that increases payments to health plans based upon the severity of the beneficiary’s condition, health plans will be paid higher premiums in recognition of the increased costs associated with caring for the chronically ill. We estimate that approximately 50% of Medicare beneficiaries would receive such higher premiums. As a result, CMS believes that this population will be more likely to enroll in Medicare Advantage plans.

      Dual Eligibles. For Medicare members who also qualify for Medicaid due to their economic status, known as dual eligible persons, Medicare provides primary coverage. Dual eligible persons receive supplemental coverage from their state’s Medicaid program for certain benefits not covered by Medicare, such as long-term care, as well as reduced co-pays, all as determined by the respective state. This supplemental coverage means that Medicare Advantage plans that enroll dual eligibles are entitled to receive larger monthly payments from the government than they would have otherwise received. Puerto Rico provides a plan to Medicaid-eligible beneficiaries known as Reforma. Reforma provides funding for Medicaid beneficiaries and to other beneficiaries who qualify for Reforma for other reasons. Approximately 31% of beneficiaries eligible for Reforma in Puerto Rico are dual eligible persons.
      Commercial Plans. Non-Medicare, or commercial, health plans typically provide managed care to beneficiaries and their dependents through employer-sponsored programs, whereby the health plan assumes the risk of both medical and administrative costs for its members in return for a monthly premium. Most large commercial health plans do not manage the provision of care to all of their members, but rather outsource a portion of this responsibility to managed care and management services providers that develop and operate provider networks, manage the delivery of health care services and provide administrative services.
Our Competitive Advantages
      Leading Market Presence in Puerto Rico. We are the leading Medicare Advantage plan provider in Puerto Rico, where approximately 59% of the Medicare beneficiaries currently enrolled in a Medicare Advantage plan are members of our plans. As of December 31, 2005, our medical network included more than 45% of the physicians in Puerto Rico, as well as many hospitals and ancillary providers, and our Medicare Advantage sales force in Puerto Rico consisted of approximately 170 sales representatives. We believe that we are considered an established Medicare Advantage provider of choice in Puerto Rico, as we were the only Medicare Advantage plan with members in all 78 counties of Puerto Rico as of December 31, 2005, and believe that the name Medicare y Mucho Más enjoys favorable brand recognition. We believe that the skills and resources that we have developed in establishing our leading Medicare Advantage market position in Puerto Rico will support continued growth in our provision of managed care services in Puerto Rico and elsewhere in the United States.
      Community Medical Management. We have devoted substantial effort to developing a successful community medical management program in each of our markets. Community medical management is an approach to integrating and coordinating health care at the local level and includes a large number of incremental actions, such as frequent contact with health care providers and their staff and a heightened focus on educating healthcare providers on the accurate coding of medical diagnoses. Our provider networks are the foundation of our community medical management model and support our ability to maintain appropriate medical costs, particularly as we focus on chronically ill Medicare beneficiaries. We believe that our community medical management approach is successful because of our ability to effectively collaborate with our provider networks, our ability to gather and evaluate extensive medical data about our members, and our focus on preventative care and disease management. We believe that this coordinated approach is critical for success in the Medicare Advantage business.
      Strong Provider Networks. We contract with primary care physicians, specialists, ancillary providers and hospitals for the provision of health care since we do not employ our medical providers. We believe we have developed high-quality medical provider networks and maintain strong provider relationships in all of our markets. We believe that the strength of our provider networks derives from our focus on prompt and accurate claims payment, the volume of business that we generate for many of our providers, and our frequent, face-to-face provider interactions. We also believe that our medical expertise increases our credibility with our provider networks and is critical for the success of our community medical management approach.
      Sophisticated Analytics. We have developed sophisticated data collection and analysis processes that provide us with detailed insights into our business. The implementation of these processes and our access to relevant claims data from our member populations and members served by our provider networks provides us with a detailed understanding of the economic, operational, and actuarial aspects of medical provider networks and beneficiary populations. Our detailed analytics include tracking each member’s interaction with the provider network, accurately recording the member’s health condition, and reconciling revenues and medical costs by health care provider. Based on this knowledge, we believe that we are able to optimally design our provider networks and benefit plans in order to attract and manage members with specific health conditions. We also believe we are able to design and implement disease management programs that effectively address these health conditions.
      Focus on Chronically Ill Population. We focus on the treatment of the chronically ill segment of the Medicare population. Although Medicare beneficiaries with two or more chronic conditions constituted just over 60% of Medicare beneficiaries in 2002, they accounted for an estimated 95% of total Medicare medical costs. Historically, Medicare reimbursed health plans at rates that did not take into account the level of illness of their enrollee populations. Health plans, therefore, had an incentive to focus on the healthiest segments of the Medicare population. Under Medicare’s risk adjustment formula, which is being implemented in stages and which will be fully implemented in 2007, health plans are paid greater premiums to care for chronically ill beneficiaries in recognition of the increased costs associated with the care of these beneficiaries. We estimate that payments to health plans in respect of approximately 50% of Medicare beneficiaries would reflect these higher premiums. We believe that our focus on disease management and other techniques through our community medical management approach allows us to efficiently and effectively serve the chronically ill Medicare population. We believe that the full implementation of Medicare’s risk adjustment formula will provide a significant opportunity for Medicare Advantage plans that can effectively manage these chronically ill populations. On January 1, 2006, we began operating the only special needs plans, or SNPs, in Puerto Rico designed to serve beneficiaries with chronic conditions.
      Regulatory Expertise. Our industry is highly regulated. Over the past decade, our management has developed regulatory expertise at both the federal and the local levels. We devote significant managerial resources in order to ensure compliance with the extensive range of regulatory obligations to which we are subject, continually focus on the maintenance of a compliance culture within our organization, and seek to leverage our understanding of the economic impact of these obligations in order to improve our business. We believe that our understanding of the regulatory environment allowed us to quickly recognize the economic implications of the risk-adjusted reimbursement methodology and to rapidly adjust our strategy in order to focus on chronically ill Medicare beneficiaries. Our familiarity with CMS has facilitated the approval of all four of our applications under the new CMS bidding process filed in Puerto Rico as well as our only application filed in Illinois. In addition, our expertise has allowed us to secure the availability of expedited review for certain of our Medicare Advantage marketing materials in Puerto Rico.
Our Strategy
      The following are the key elements of our strategy:
      Marketing and Selling Aggressively in Our Existing Markets. In Puerto Rico, we intend to build on our success in promoting our Medicare Advantage health plans by expanding our direct sales staff and increasing the number of independent agents and brokers with whom we work. We intend to capitalize on our strong provider networks in all of our markets in order to increase membership in our health plans and in other health plans for which we provide managed care services. In addition, we intend to continue to develop strong collaborative relationships with the IPAs and PHOs for which we provide management services in California and Illinois and will seek to develop these relationships in order to increase membership in these IPAs and PHOs.
      Attracting Chronically Ill Medicare Beneficiaries. We intend to leverage our experience in effectively treating chronically ill Medicare beneficiaries and our close working relationships with leading medical providers in order to increase the number of chronically ill Medicare beneficiaries that we serve. By focusing on these beneficiaries, we believe that we can leverage our disease management expertise through our community medical management approach, which we believe will allow us to serve the chronically ill population effectively under Medicare’s new risk adjustment formula. We also intend to establish targeted SNPs that focus on the chronically ill Medicare population and will aggressively seek to build membership in these plans. We believe that our integrated Medicare Advantage prescription drug plan will make our Medicare Advantage plans more attractive to these Medicare beneficiaries.
      Leveraging Cross-Company Experience. We intend to apply our extensive experience with Medicare Advantage beneficiary populations in order to tailor our health plans and provider networks so that we more effectively serve chronically ill Medicare beneficiaries and continue to provide high-quality, cost-effective care across our organization. We plan to utilize the sales and marketing techniques developed in Puerto Rico in order to increase member enrollment in California and Illinois and also plan to further develop and implement our disease management and community medical management competencies consistently and effectively across our markets.
      Expanding into New Markets. We intend to enter into new markets and may do so by means of acquisitions. We may also enter into joint ventures in order to facilitate the introduction of new health plans targeting the chronically ill Medicare population. In addition, we will seek opportunities to leverage our managed care expertise and assist in the expansion of our existing health plan clients’ businesses in order to drive the expansion of our managed care business into new markets.
Our Services
      Managed Care. We operate a full-service Medicare Advantage HMO in Puerto Rico through which we provide managed care to Medicare Advantage beneficiaries by arranging and paying for health care provided by a network of primary care physicians, specialists, ancillary providers and hospitals. We contract directly with CMS to provide health care benefits to these Medicare Advantage beneficiaries. In addition, we provide managed care for Medicare and commercial beneficiaries enrolled in HMOs operated by other companies in southern California. In January 2006, we began operating SNPs targeting chronically ill Medicare beneficiaries in both Puerto Rico and Illinois, as well as a SNP targeting dual eligible Medicare beneficiaries in Puerto Rico. In addition, as a result of the MMA, we began to offer an integrated prescription drug plan in Puerto Rico and Illinois in 2006 as part of our Medicare Advantage plans.
      We assume either full risk or professional risk of managed care.

•	Full risk. We assume the full risk of managed care for our Medicare Advantage plans in Puerto Rico and certain of the health plans for which we provide managed care services, such as PacifiCare and Aetna. Typically, CMS or the health plan will provide us with a fixed risk-adjusted monthly payment on a capitated, or per-person, basis. In return, we bear the expense of almost all of the member’s medical benefits provided by the plan during that period, with the exception of out-of-area care, transplant care and similar care.

•	Professional risk. Frequently, we assume only the professional risk of managed care. This means that while we remain responsible for the payment of professional medical services incurred by a member that is covered by the plan benefits, the risk associated with the incurrence of hospital and related fees is borne by the health plan. We assume professional risk only for some of the members of other Medicare Advantage HMOs for which we provide managed care.
      In the case of both full risk and professional risk managed care, we often shift portions of our professional risk to primary care or specialty physicians in our networks, who agree to accept a capitated monthly payment in exchange for bearing the expense of delivering a member’s primary medical or specialty care during that period, to the extent that care is included in plan benefits. Alternatively, we may retain the professional risk of providing managed care and reimburse the health care provider on a fee-for-service basis.
      As of December 31, 2005, our Medicare Advantage HMO in Puerto Rico served approximately 107,520 Medicare beneficiaries. We provided benefits to these beneficiaries through a network of approximately 1,614 primary care physicians, 1,723 specialists, 964 ancillary providers and 48 hospitals. In addition, we provided managed care for approximately 23 Medicare beneficiaries enrolled in other Medicare Advantage HMOs and to approximately 203,858 commercial beneficiaries in southern California.

      Management Services. We offer a variety of management services whereby we contract with IPAs and PHOs to provide back office administration, network design and contracting, and quality and medical resource management without assuming any responsibility for the payment of professional, hospital or other medical fees.
      As of December 31, 2005, we provided management services to an IPA in each of San Diego and the greater San Francisco area collectively covering approximately 37,217 commercial and 8,535 Medicare Advantage members, and to nine IPAs and PHOs in and around Cook County, Illinois serving approximately 114,793 commercial and 977 Medicare Advantage members.
Provider Relationships
      We provide our members and members of the health plans for whom we provide managed care with access to health care services through our networks of health care providers with whom we have contracted, including hospitals and other independent facilities. As of December 31, 2005, we have contracts with health care providers participating in our networks in Puerto Rico and California, which consist of approximately 1,614 primary care physicians, 3,054 specialists, 142 hospitals and 1,199 ancillary care providers.
      Our contractual arrangements with health care providers are based on our assessment of the medical communities within the relevant geographic area. In HMO markets made up of physicians and hospitals that we believe have the necessary infrastructure and financial strength to accept delegation for certain administrative services and prepayment for health care services, such as California, we may elect to use capitated contracts. In other circumstances, we may elect to use fee-for-service or other shared risk arrangements. Although most of our physician and hospital contracts have a one-year term, we may also enter into multiple-year contracts with physician groups and hospitals to enhance the stability of the provider network or to provide greater predictability of future health care costs.
      We seek to ensure that the physicians in our networks are paid in a timely manner at appropriate rates, either on a capitated or a fee-for-service basis, according to the physician. In order to encourage our capitated physicians to provide quality care in the most efficient manner possible, we have established incentive plans that allow these physicians to receive distributions from a surplus fund established to reward effective and appropriate medical management. We reimburse hospitals in our network for most services on either a per diem rate, which is an all-inclusive rate per day, or a case rate or diagnosis-related group, which is an all-inclusive rate per admission. Services excluded from such rates are paid in accordance with fee schedules. Outpatient hospital services generally are contracted at a flat rate by type of service, ambulatory payment classification or a discounted rate.
      Our provider contracting process includes detailed analysis and modeling of underlying cost and utilization experience. Through these procedures, we continually seek to identify strategies to better manage health care costs. We also focus on provider consultation and management tools, which includes data reporting and financial analysis of the expected performance of our contracts.
      In order to help ensure the quality of our providers, we credential and re-credential our providers using standards that are required in the jurisdictions in which we operate and as required by the federal and state agencies that regulate our activities. We also continuously upgrade and review our networks to help ensure adequacy of coverage and compliance of individual providers with our network and operational standards, and we replace and add providers as appropriate.
Sales and Marketing
      Our sales force in Puerto Rico consists of approximately 170 sales representatives. We are in the process of building a sales force in Illinois and we do not have a dedicated sales force in California. We have applied for a brokerage license in California to allow us to assist our health plan customers in their sales efforts.
      Our sales and marketing program in Puerto Rico is focused on the sale of our Medicare Advantage products. We supplement our direct sales efforts in Puerto Rico and elsewhere by utilizing a network of approximately 325 independent agents and brokers who are trained and monitored by our staff.

      We have provided our sales representatives with tools for marketing to potential new members. We also emphasize provider-based marketing in all our markets, whereby we seek to educate physicians as to the advantages of our Medicare Advantage plans and SNPs.
      We have implemented marketing techniques such as telemarketing, direct mail, print media and selected advertising to increase awareness of physicians affiliated with us. We promote our provider networks through physician attendance at marketing events, community events such as Medicare workshops for populations about to become eligible for Medicare and workshops held at senior centers and residential communities. We use these marketing techniques in order to promote our managed care business and to increase awareness of physicians affiliated with us.
      We began operating SNPs focused on chronically ill and dual-eligible Medicare beneficiaries in both Puerto Rico and Illinois in January 2006. Unlike standard Medicare Advantage plans, we are permitted to market our SNPs to chronically ill Medicare beneficiaries year-round.
      Our sales and marketing activities are heavily regulated. For example, our sales and marketing materials must be approved in advance by the applicable regulatory authority and our sales activities are limited to activities such as conveying information regarding the benefits of preventative care, describing the operations of managed care plans and providing information about eligibility requirements. The activities of third-party brokers and agents are also heavily regulated by CMS and state agencies. See “— Regulation” below for a further description of restrictions on our sales and marketing activities.
Information Technology and Claims Processing
      We use computer-based information systems for various purposes, including marketing and sales tracking, underwriting, billing, claims processing, medical management, medical cost and utilization trending, financial and management accounting, reporting, planning and analysis. These systems also support provider and member administration functions and support our tracking and extensive analyses of health care costs and outcome data.
      We use these computer-based information systems as an important component of claims processing. We receive medical claims and encounter data from physicians and hospitals for services they provide to our members and the members of the plans to which we provide management services. Claims are reviewed to determine member eligibility, the quantity and kind of services performed and whether services were authorized. They are then adjudicated against pricing, claims rules and benefits. To help ensure timely and accurate payments, we regularly review reports and claims statistics that focus on claims turn-around time and accuracy of payment processing. We have significantly increased the number and percentage of claims processed electronically and improved turn-around times and accuracy.
      We typically pay the health care providers with whom we contract on a fee-for-service basis, and we believe that we are among the fastest and most accurate claims payors in Puerto Rico, having established strict turn-around times for the processing of claims received from health care providers in our MMM network. Our claim payment accuracy rate is approximately 98%. We typically process and pay electronic claims within 13 days and our average turnaround time for all claims is 18 days. We pay hospital paper claims in about 28 days, whereas, based on informal surveys of certain of our hospital providers, we believe that our competitors typically pay them in 30 to 45 days.
      Our information technology infrastructure is scalable and we believe that it is able to support our continued growth and expansion. Our firm-wide information system is based on Microsoft’s active-directory infrastructure that facilitates information sharing, scheduling, the use of applications and cross-company operational support across locations. It currently supports our EZ-Cap and Diamond claims processing systems, our Continuum-based sales and enrollment applications, and our internally-developed web-based applications for authorization, concurrent review/discharge planning, customer service, case and disease management and appeals and grievances procedures. Our systems operate at multiple sites for redundancy, including a back-up facility in Cambridge, MA.

Competition
      General. As a provider of managed care and management services, we operate in a highly competitive environment in an industry subject to significant changes from business consolidations, new strategic alliances, legislative reform and various market pressures. Our competitors include a combination of national, regional and local managed health care companies, disease management companies, insurance companies, third-party administrators and medical management companies. We will continue to face varying levels of competition as we expand in our existing service areas or enter new markets. We believe the principal competitive factors that can impact our business relate to the sales and pricing of our services; our ability to manage the costs of care; consumer satisfaction; the level and quality of services; network capabilities; market share; efficiency of administration operations; financial strength; and marketplace reputation. The relative importance of each of these factors and the identity of our key competitors varies by market.
      Puerto Rico. We operated the only Medicare Advantage plan in Puerto Rico from 2001 until the end of 2004, when six new Medicare Advantage health plans entered the market, including Preferred Medicare Choice, a privately funded local medical group, and MCS, Triple-S and Humana, each a large Reforma HMO with a significant number of dual-eligible members. A large percentage of our competitors’ dual eligible members participate in Medicare FFS, and we believe that these Reforma HMOs may seek to enroll dual eligible beneficiaries in their new Medicare Advantage plans.
      California and Illinois. In California, our competitors in the provision of managed care and management services are other companies with provider networks in our markets. Many of these companies have smaller provider networks or networks that do not cover all of our markets. We expect our SNP in Illinois will encounter competition primarily from Humana and HealthSpring, the two largest Medicare Advantage plans in the Chicago area market.
Corporate Compliance
      Due to the increasingly complex ethical and legal questions facing all participants in the healthcare industry, we have a corporate ethics and compliance policy that covers all aspects of our company and is designed to assist us with conducting our business in accordance with applicable federal and state laws and high standards of business ethics. Our policy applies to members of our board of directors, our employees, including our Chief Executive Officer, Chief Financial Officer and our Principal Accounting Officer or Controller, and in some cases, our business partners and our independent contractors. Our policy contains the following elements:

•	written standards of conduct;

•	designation of a corporate compliance officer;

•	training and education;

•	lines for reporting and communication;

•	enforcement of standards through disciplinary guidelines and actions;

•	internal monitoring and auditing; and

•	prompt response to detected offenses and development of corrective action plans.
      We maintain and update training and monitoring programs to educate our directors, employees and independent contractors on the legal and regulatory requirements of their respective duties and positions and to detect possible violations. To help ensure compliance with our policy, we also conduct regular, periodic compliance audits by internal and external auditors and compliance staff who have expertise in federal and state healthcare laws and regulations.

Regulation
      Our health care operations are regulated by both state and federal government agencies. Regulation of managed care products and health care services is an evolving area of law and state regulation varies from jurisdiction to jurisdiction. State and federal regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules, and changes in applicable laws and rules occur frequently. During the past several years, substantial changes have occurred in the national health care delivery reimbursement and insurance systems. In addition, the operations of the health care industry and ownership and organization of individual participants in that industry have been subject to increasing scrutiny by federal, state and local government agencies. In response to perceived abuses and actual violations of the terms of existing federal, state and local health care payment programs, such agencies have increased their audit and enforcement activities, and federal and state legislation has been considered or enacted providing for civil and criminal penalties, including exclusion from federal health care programs, such as Medicare and Medicaid, for engaging in certain activities.
      State HMO and Insurance Regulation. In order to operate a health plan, we must obtain and maintain a certificate of authority or license from each state in which we intend to operate. We have subsidiaries that are licensed to operate as an HMO in Puerto Rico and hold a limited Knox-Keene license in California, and pending approval by state authorities of the change of ownership, our subsidiaries also will hold an HMO insurance license in Illinois. As a health maintenance organization in Puerto Rico, we are regulated by the territorial insurance department. We generally must demonstrate, among other things, that:

•	we have an adequate provider network;

•	our quality and utilization management processes comply with government requirements;

•	we have procedures in place for responding to member and provider complaints and grievances;

•	our systems are capable of processing providers’ claims in a timely fashion and for collecting and analyzing the information needed to manage our business; and

•	we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs.
      Each of our health plans is required to report on its performance quarterly, if not monthly, to the appropriate regulatory agency in the state in which the health plan is licensed. Each plan also undergoes periodic examinations and reviews by the applicable state agencies. The plans generally must obtain approval from the state before declaring dividends in excess of certain thresholds and prior to entering into certain transactions between the plan and a related party. Each plan must maintain a net worth in an amount determined by statute or regulation and we may only invest in types of investments approved by the state. In addition, certain acquisitions and changes of ownership of a health plan may also require approval by the state in which the plan is domiciled. For instance, the holding company laws and regulations of Puerto Rico restrict the ability of any person to acquire control of an insurance company, including an HMO, without prior regulatory approval. Under these statutes, no person may make an offer to acquire or to sell of the stock of an insurance company, which constitutes 10% or more of the issued and outstanding stock of an insurance company, or of the total stock issued and outstanding of a holding company of an insurance company, without the prior approval of the Commissioner. Our main operating subsidiary in Puerto Rico is subject to detailed requirements enforced by the Department of Insurance which has broad enforcement latitude. Possible penalties for violations of such regulations include fines, orders to cease or change practices or behavior and possible suspension or termination of licenses. Those regulations include provisions for licensing of sales representatives and brokers. In February 2006, the Commissioner of Insurance of the Commonwealth of Puerto Rico by Circular Letter Number C-SP-2-1758-2006 took the position that employed sales representatives of Medicare Advantage Plans are required to be licensed. This Circular Letter formalizes a change in interpretation by that office and although MMM Healthcare, Inc has begun the licensing process for its sales representatives, that process involves each representative passing an examination and completing a review process before his or her license will be final. Assuming that the Commissioner’s interpretation is correct, MMM would not currently be in technical compliance with such licensing requirements. In or around June

2002, MMM Healthcare was advised by the Commissioner’s office that such licensing was not required, and the Company has been operating since that date in reliance on such advice. The Company believes that its plan to license its sales representatives relatively quickly will allow us to become compliant without any enforcement action by the Commissioner.
      Required Statutory Capital. By law, regulation and government policy, our HMO subsidiary in Puerto Rico is required to maintain minimum levels of statutory net worth. The minimum statutory net worth requirements are generally based on a percentage of annualized premium revenue, a percentage of annualized health care costs or risk-based capital, or RBC, requirements. The RBC requirements are based on guidelines established by the National Association of Insurance Commissioners, or NAIC, and are administered by the states. Currently, our Puerto Rico operations are required to maintain a statutory deposit of $600,000 in 2005, $750,000 in 2006 increasing by $75,000 per year thereafter. In addition, we are required to maintain positive capital and surplus, computed in accordance with applicable statutory accounting principles, and may be subject to additional requirements in the discretion of the local governing authorities.
      We are currently negotiating a contract with Reforma, under which we would enroll Reforma members pursuant to a wraparound benefit program. We have agreed to be bound by RBC requirements which require MMM Healthcare, Inc. to maintain approximately $19 million (as of December 31, 2005) in additional capital surplus. If adopted, the RBC requirements may be modified as each state legislature deems appropriate for that state. The RBC formula, based on asset risk, underwriting risk, credit risk, business risk and other factors, generates the authorized control level, or ACL, which represents the amount of net worth believed to be required to support the regulated entity’s business. For states in which the RBC requirements have been adopted, the regulated entity typically must maintain a minimum of the greater of the required ACL or the minimum statutory net worth requirement calculated pursuant to pre-RBC guidelines. Our subsidiary, PrimeCare Medical Network Inc., must maintain a minimum tangible equity based on its premium revenue and health care expenditures. We met this requirement as of December 31, 2005.
      Medicare. In addition to the state and territorial requirements, our Medicare activities are extensively regulated by CMS. Medicare is a federal program that provides eligible persons age 65 and over and certain disabled persons a wide range of health benefits, including physician services, hospital inpatient and outpatient services, skilled nursing facility care, rehabilitation, laboratory services and medical supplies and equipment. Medicare beneficiaries have the option to enroll in a plan participating in Medicare’s managed care program, Medicare Advantage, if the beneficiary resides in an area where such a plan is offered. Medicare Advantage plans enter into contracts with CMS and must provide the full range of benefits available to beneficiaries under the traditional fee-for-service Medicare program. Beneficiaries enrolled in many types of Medicare Advantage plans are subject to certain restrictions on the providers they can see and the services they receive, but they typically have lower out-of-pocket costs and often receive additional benefits not covered under the traditional fee-for-service Medicare program. Plans receive a monthly per member payment from CMS, and these per member payments vary, based on the county in which a member resides, as well as risk adjustment factors that are based on the beneficiary’s health status. This is discussed in more detail below.
      On December 8, 2003, the MMA was enacted, which made significant changes to the Medicare program, including the addition of a prescription drug benefit, a transitional drug discount card that enables Medicare beneficiaries to obtain discounts on drugs prior to receiving drug coverage in 2006, and expanding the Medicare+Choice program to include new types of health plans, and renaming it Medicare Advantage.
      Plans wishing to participate in Medicare Advantage submit applications to provide services to Medicare beneficiaries in a specified county or counties or, with respect to regional preferred provider organizations, throughout one of the 26 CMS-designated Medicare Advantage regions. There are no restrictions on the number or types of plans that may operate in the same area, so beneficiaries’ choices vary. In some areas, they may have multiple plans and plan types to choose from, and in other areas there may be only one or no Medicare Advantage plans available.
      Similar to the state regulations discussed above, CMS requires plans to demonstrate that they have an adequate provider network, have the capacity to promptly and accurately process claims and collect and analyze necessary data, have member and provider appeals and grievance procedures in place that meet

Medicare-specified standards and criteria, and have adequate financial resources. CMS also closely regulates the quality of care provided by Medicare Advantage plans, requiring plans to have an on-going quality improvement program, and to collect, analyze and report data to permit the measurement of health outcomes and other indices of quality. CMS performs periodic audits of various aspects of plan performance, and conducts site visits, typically every two years.
      Under the MMA, a new voluntary prescription drug benefit is available under Medicare. Medicare beneficiaries who elect to participate will pay a monthly premium for this Medicare Part D outpatient drug benefit. This comprehensive drug benefit will be offered through private prescription drug plans, including stand-alone prescription drug plans, or PDPs, which will offer only drug coverage, and through Medicare Advantage prescription drug plans, or MA-PDs, which will offer drug coverage in addition to medical benefits. PDPs are available to Medicare beneficiaries who are in fee-for-service Medicare. Medicare Advantage organizations must offer at least one MA-PD in every region in which they operate. An individual who is enrolled in Medicare Advantage may enroll in a MA-PD but may not enroll in a stand-alone PDP. CMS has established 34 PDP regions and 26 MA-PD regions. All Medicare beneficiaries will have access to a PDP, and many will have access to a MA-PD plan.
      In 2006, it is estimated that the national average drug benefit premium will be $32.20 per month. In addition to a premium, this drug benefit is subject to certain beneficiary cost sharing. Under the standard drug coverage, for 2006, the cost sharing is a $250 deductible, 25% coinsurance for the next $2,000 in drug expenses, and no reimbursement for drug costs above $2,250 (the initial coverage limit) until the beneficiary has paid a total of $3,600 in out-of-pocket costs. Once the beneficiary has reached this payment threshold, Medicare Part D provides catastrophic stop loss coverage, subject to 5% cost-sharing. Plans have the option of providing coverage that is structured differently, as long as that alternative coverage is at least actuarially equivalent to the standard drug coverage. Plans also may offer enhanced alternative coverage, which is coverage that has a greater value than the standard coverage. For each year after 2006, the deductible, initial coverage limit and the annual out-of-pocket threshold will increase. Monthly premiums also will be subject to change in future years. Medicare Part D provides for subsidies for certain low-income beneficiaries, including dual-eligible individuals who receive benefits under both Medicare and Medicaid. These individuals will pay little or no cost-sharing for the Part D benefit.
      Organizations intending to sponsor PDPs and MA-PDs in 2006 submitted bids to CMS in June of 2005. CMS announced the approved bids in September 2005. In addition to the requirement that each PDP and MA-PD offer at least the minimum standard benefit or an actuarial equivalent, PDPs and MA-PDs are subject to extensive regulatory requirements, including requirements related to minimum formulary standards, an appeals process, detailed reporting to CMS of plan costs, marketing, enrollment, and licensure and solvency.
      The MMA also revised payment methodologies for Medicare Advantage organizations beginning in 2004, and in 2006 the MMA expands the Medicare Advantage program to include, as noted above, new local and regional PPO plans that will provide out-of-network benefits in addition to in-network benefits. Beginning with the 2006 plan year, the MMA creates a new competitive bidding process for setting the payment to Medicare Advantage plans, and the beneficiary premium and benefits, for both local and regional plans. Plans submit their bids to CMS based on the amount they believe it will cost them to provide the full package of Medicare benefits to a beneficiary with an average risk profile. The bidding process does not limit the number of plans that may participate in the Medicare Advantage program. Although the bids submitted by local plans will be used differently than those submitted by regional plans, for both types of plans the bid amounts are factored into CMS’ calculation of a benchmark amount, which is the basis for CMS’ payment to the plan. Actual payments to plans vary to take into account geographic differences in the cost of providing care, and risk adjustments also are made to the payment amount. The risk adjustment is intended to pay plans more when they care for beneficiaries with more complex and costly medical conditions, and it is based on information provided by physicians regarding the health characteristics and services provided to plan enrollees they see. The plan uses this information to submit risk adjustment data to CMS. The plan must certify the accuracy of the risk adjustment data they submit, and it is then subject to validation by CMS.

      Marketing. The marketing activities of Medicare managed care plans are strictly regulated by CMS. CMS must approve all marketing materials before they can be used unless a plan uses standard marketing materials that have already been approved by CMS, or obtains file and use eligibility, which allows the plan to use certain types of marketing material prior to review and approval by CMS. Federal law governs marketing restrictions imposed on Medicare managed care plans. In addition, CMS sets standards for managed care plan marketing and strictly regulates marketing and promotional activities including provider activities and interactions with enrollees, telemarketing, door-to-door solicitation, health fairs, promotional items and gifts, as well as the types of marketing activities that may take place in the health care setting. Promotional activities must comply with federal and state laws, including anti-kickback statutes, and managed care plans are prohibited from inducing or misleading enrollees in their marketing activities.
      Other Licensure. Each state imposes licensing requirements on individual physicians, other clinical health care professionals, facilities or equipment operated or utilized by health care professionals and health care companies, and organizations that provide certain services or bear risk for the provision of health care services. In particular, provision of services such as home health services or nursing home services typically requires licensure by the applicable state. A number of states require entities that provide operational services to health plans to obtain a certification as a third-party administrator. We are not currently a licensed third-party administrator and do not believe we are required to be. Some states, including California, have licensure requirements for health care providers or other entities that bear or share financial risk for the provision of health care services.
      Fraud and Abuse Laws. The health care industry is subject to extensive federal and state regulation with respect to financial relationships between health care providers and payors, as well as the filing of claims, kickbacks and self-referral prohibitions. These laws are interpreted broadly and enforced aggressively by multiple government agencies, including the Office of Inspector General of the Department of Health and Human Services, or OIG, the Department of Justice and various state authorities. Fraud and abuse laws include extensive federal and state regulations applicable to financial relationships with hospitals, physicians and other healthcare providers and entities. In particular, federal anti-kickback laws and regulations prohibit certain offers, payments or receipts of remuneration in return for referring Medicare or other government sponsored health care program business as well as the purchasing, leasing, ordering, or arranging for or recommending of any service, good, item or facility for which payment may be made by a government sponsored health care program. Federal physician self-referral legislation, commonly known as the Stark Law, prohibits a physician from ordering certain health services reimbursable by a government sponsored health care program, like Medicare, from an entity with which the physician has a financial relationship. Many states have similar anti-kickback and self-referral laws, some of which are not limited to services reimbursed by federal health care programs.
      There are a variety of other federal and state fraud and abuse laws authorizing the imposition of penalties for filing false or fraudulent claims for reimbursement with government sponsored health care programs. The federal False Claims Act prohibits the filing of false claims in federal health care programs. The False Claims Act also allows private citizens to sue on behalf of the government through its whistleblower provisions. Recently, the government has taken the position that violations of other laws, such as the anti-kickback law, may cause the filing of claims that should also be prosecuted as violations of the False Claims Act. In addition, many states, including those in which we operate, have enacted state false claims laws and the DRA, signed by the President on February 8, 2006, provides financial incentives to those states that currently do not have state false claims laws to enact such laws. Finally, there are also statutes commonly known as civil money penalty and exclusion laws that authorize administrative fines and exclusion from government programs if an individual or company that filed a false claim knew or should have known that the claim was false, and for other offenses. Recently federal enforcement authorities have argued that these laws can also be violated when claims are filed for reimbursement where services fail to meet applicable quality standards.
      Violations of many fraud and abuse laws are punishable by substantial penalties, including monetary fines, civil penalties, criminal sanctions, exclusion from participation in government sponsored health care programs, such as Medicare and Medicaid, and forfeiture of amounts collected in violation of the laws. These fraud and abuse laws are broadly worded and have been broadly interpreted by courts.

      Corporate Practice of Medicine and Fee-splitting. Many states, including California and Puerto Rico, have laws known as corporate practice of medicine laws that prohibit a business corporation from practicing medicine, employing physicians to practice medicine, or exercising control over medical decisions by physicians. In these states, typically only a licensed health care professional or professional corporation in which the shares are held by licensed physicians or other medical professionals may provide medical care to patients. States also have specific requirements for the names used by these professional corporations. In California, for example, the official name of a professional corporation must include the name of one of its physician shareholders, though the corporation may apply for permission from the state to use and operate under a different, or fictitious, name. Many states also have some form of fee-splitting law that prohibits certain business arrangements that involve the splitting or sharing of medical professional fees earned by a physician or another medical professional for the delivery of health care services with entities, including other physicians, that are not part of the earning physician’s practice group.
      In some cases, business corporations enter into arrangements with physicians or physician groups in which the business corporation provides administrative and business services to a professional corporation in exchange for a fee that may or may not involve a sharing of the profits or revenues of the professional corporation. If these arrangements are found to violate corporate practice of medicine or fee-splitting laws, the provider or IPA management contracts could be found legally invalid and unenforceable and the business corporation could be subject to civil, or in some cases criminal, penalties.
      HIPAA and Other Privacy Laws. Numerous state and federal laws govern the collection, dissemination, use and confidentiality of patient, beneficiary and other health information, including states laws such as the California Confidentiality of Medical Information Act, and the federal Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, or HIPAA. HIPAA applies directly to covered entities, which include health plans, health care clearinghouses and many health care providers. The rules promulgated pursuant to HIPAA include the Standards for Privacy of Individually Identifiable Health Information, for which compliance by most entities was required by April 16, 2003, Security Standards, for which compliance by most entities was required by April 21, 2005, and the Standards for Electronic Transactions, for which compliance by most entities was required by October 16, 2003. The privacy rule, security rule, and electronic transactions and code sets rule each establish certain standards regarding health information. These rules’ standards concern, respectively, the privacy of information when it is used and/or disclosed; the confidentiality, integrity and availability of electronic health information; and the content and format of certain identified electronic transactions. Other federal and state laws also protect the confidentiality of health information. In many cases, these laws are not preempted by HIPAA. These laws governing health care information impose civil and criminal penalties for their violation and can require substantial expenditures of financial and other resources for information technology system modifications and for implementation of operational compliance. In addition, in certain cases we provide services to or on behalf of HIPAA covered entities as a business associate. Typically, in such cases, we are subject to a business associate agreement, including terms and conditions regarding the privacy and security of the health information that we receive from, or on behalf of, such covered entities. These agreements may provide certain indemnification or other rights in the event of a breach, and may require substantial expenditures of financial and other resources for information technology system modifications and for implementation of operational compliance.
      Consumer Protection. Federal and state consumer protection laws are broadly worded and prohibit deceptive or unfair acts or practices. These laws increasingly are being applied by the Federal Trade Commission, or FTC, and state attorneys general to regulate business activities, such as advertising and marketing and the collection, use and dissemination of personal or patient information, through web sites or otherwise, and to regulate the presentation of web site content. In addition, some states’ law permit consumers to bring actions to enforce state consumer protection laws. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access.
      Audits and Investigations. Health plans and other health care businesses typically are subject to various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the OIG, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice and

U.S. Attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties or other sanctions, including loss of licensure or exclusion from participation in government programs.
Intellectual Property
      Our health plan in Puerto Rico has operated under the common law tradename Medicare y Mucho Más since inception. In addition, the names “Aveta” and “North American Medical Management” are our federally registered service marks. In addition, we use the common law tradenames PrimeCare Medical Network, PMNI and NAMM. We have no patents or registered copyrights.
Employees
      As of December 31, 2005, we had 1,066 full-time and 49 part-time employees. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our employees.
Properties
      Our executive management and corporate-level administrative, sales and marketing facilities are located at our headquarters in Fort Lee, New Jersey. We currently occupy approximately 10,000 square feet of office space in the Fort Lee facility under a lease that is scheduled to expire on December 31, 2015. We also lease office space for our health plans in a number of locations in Puerto Rico, California and Illinois. We believe these facilities are suitable and provide the appropriate level of capacity for our current operations.
Legal Proceedings
      We are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. These actions, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations or cash flows.
      We believe that we have obtained adequate insurance or rights to indemnification or, where appropriate, have established adequate reserves in connection with these legal proceedings.

MANAGEMENT
Executive Officers, Significant Employees and Directors
      The following discussions set forth, as of the date of this prospectus, the names, ages and positions of our directors, executive officers and other key employees.

Name	Age	Position

Daniel E. Straus	49	Chairman of the Board of Directors
Timothy J. O’Donnell	47	President, Chief Executive Officer and Director
John S. Brittain, Jr.	47	Executive Vice President and Chief Financial Officer
Jess Parks	44	Executive Vice President and Chief Operating Officer
Eugene Huang	48	Senior Vice President, Operations and Development
Howard P. Kamins	48	VP, General Counsel and Secretary
Douglas R. Malton	33	Vice President, Financial Management and Corporate Development
Lawrence M. Dunn	52	Vice President and Corporate Controller
Keith Brauer	45	Vice President, Human Resources
Wayne Aardsma	49	President, NAMM-Illinois
Val Dean, M.D.	57	CEO, Eastern Region
Timothy Ford	45	Vice President, Government Relations and Strategy
Daniel E. Freier, FSA, MAAA	45	Senior Vice President, Actuarial Analysis
Randall P. Herman, FSA, MAAA	49	Senior Vice President, Actuarial Analysis
Richard A. Shinto, M.D.	52	CEO, Western Region
Joseph D. Mark	50	Director, Chairman of the Executive Committee
Stuart H. Altman	68	Director
Jonathan Kolatch	49	Director
David Roberts	44	Director
Alan D. Solomont	57	Director
      Daniel E. Straus is the Chairman of our board of directors. Mr. Straus has been the Chairman of the board of directors of Aveta Health, a related company, since January 2003. He founded The Straus Group, or TSG, a private investment group that acquires controlling stakes in health care service businesses and health care real estate, including our operating subsidiaries. He has been the Chairman, Chief Executive Officer and controlling member of TSG since its inception and serves as Chairman and/or Chief Executive Officer of a number of the entities TSG controls, including CareOne, LLC and Care Realty. In addition, Mr. Straus has overseen the Straus family investment office, which has investments in private equity, hedge funds and real estate since 1998. In 1984, Mr. Straus co-founded The Multicare Companies, Inc., a New York Stock Exchange healthcare services company, of which he was the principal stockholder and served as President and Co-Chief Executive Officer until it was sold in October 1997. Prior to forming Multicare, Mr. Straus practiced law in New York City at Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Straus received an A.B. in Political Science from Columbia University and a J.D. from New York University.
      Timothy J. O’Donnell is our President and Chief Executive Officer and a director. Mr. O’Donnell joined TSG in July 2003 as an operating partner at Aveta Health with responsibility for the strategy and operations of TSG’s managed Medicare businesses. In 1998, Mr. O’Donnell co-founded Touchstone Health Partnership, a Lehman Brothers investment and Medicare medical management company. From 1997 to 1998, he led business development for New West Physicians, a TA Associates practice management company, and from

1996 to 1997, Mr. O’Donnell was a Division President for Health Risk Management. Inc. Prior to that, he was Chief Executive Officer of regional managed care companies, including WIN-Health Partners from 1995 to 1996 and The Health Care Initiative from 1990 to 1995. Mr. O’Donnell has an A.B. in economics from Dartmouth College and an M.B.A. in Finance from the University of Denver. He is also a Certified Employee Benefits Specialist.
      John S. Brittain Jr. is our Executive Vice President and Chief Financial Officer. Mr. Brittain joined Aveta in February 2006 in his current position. From January 2004 to August 2005, Mr. Brittain was Chief Financial Officer for Quanta Capital Holdings Ltd and from March 2002 to September 2003 Mr. Brittain served as Executive Vice President and Chief Financial Officer for American Management Systems, Inc., an IT services company. Prior to his employment with American Management Systems, Mr. Brittain was with Nextel Communications, Inc., a wireless telecommunications company, from February 1999 to March 2002 where he acted as Chief Financial Officer during 2000 and 2001. Mr. Brittain began his career in banking in 1981 as a corporate officer of JP Morgan Chase. Mr. Brittain holds a B.A. in Economics from Tufts University.
      Jess Parks is our Executive Vice President and our Chief Operating Officer. Prior to joining Aveta in March 2006, Mr. Parks was a partner in Accenture Ltd.’s health plan rating and underwriting practice from November 2003 to February 2006. Prior to his position at Accenture, Mr. Parks was VP, Health Insurance Business Unit, at Selecta, Inc., from April 2002 to November 2003. Prior to that, Mr. Parks was VP, Health Insurance Business Unit, of ChannelPoint, Inc from April 2000 to November 2001 and EVP and Co-Founder of Visicu, Inc. from May 1998 to April 2000. Mr. Parks holds an M.B.A. in Health Care Management from Wharton School at the University of Pennsylvania and an A.B. in Engineering and Applied Sciences from Harvard University.
      Eugene Huang is our Senior Vice President, Operations and Development. Prior to joining Aveta in November 2005, Mr. Huang was Vice President for Health Net’s Senior Products Division in the Northeast from March 2004 to November 2005. Prior to his employment with Health Net, Mr. Huang was Senior Vice President of Alliance Health Card from 2003 to 2004 and Vice President of Health Facilitation for Intracorp, a division of CIGNA HealthCare, from 2001 to 2003. He was also Vice President of Business Development for FitLinxx, Inc. from 1999 to 2002, Chief Operating Officer and Executive Vice President of OptiCare Eye Health from 1996 to 1999, and Vice President at Oxford Health Plans from 1992 to 1996. Mr. Huang holds a B.S. in Chemistry from Cornell University and a Masters in the Management of Technology from the Massachusetts Institute of Technology.
      Daniel E. Freier, FSA, MAAA is our Senior Vice President overseeing actuarial analysis. He joined Aveta in January 2006. Prior to joining Aveta, Mr. Freier co-founded Pine Grove Management and Pine Grove Advisors in 2004 and continues as a Principal in both companies. Pine Grove Advisors advises health care and health insurance organizations and Pine Grove Advisors invests in health care related businesses. Mr. Freier co-founded EvergreenRe a managed care reinsurance brokerage in 1994 and continues to serve EvergreenRe as Director. Mr. Freier also co-founded Reden & Anders, a managed care actuarial consulting firm which is now a division of United HealthGroup, and held various positions with in the organization, including managing principal and consulting actuary until 2004. Mr. Freier holds a B.A. in Business Administration from the University of Minnesota.
      Randall P. Herman, FSA, MAA is our Senior Vice President overseeing actuarial analysis. He joined Aveta in January 2006. Mr. Herman co-founded Pine Grove Management and Pine Grove Advisors in 2004 and continues as a Principal in both companies. Pine Grove Advisors advises health care and health insurance organizations and Pine Grove Advisors invests in health care related businesses. In addition, since 2000, Mr. Herman has acted as Chairman and CEO of Patient Choice Healthcare, Inc. Prior to Patent Choice, Mr. Herman co-founded EvergreenRe a managed care reinsurance brokerage and he continues to serve EvergreenRe as Chairman of the Board. Mr. Herman holds a B.A. in Mathematics and Economics from the University of Minnesota, Duluth.
      Howard P. Kamins is our General Counsel and Secretary. He joined Aveta Health as Vice President, General Counsel and Corporate Secretary in July 2003. Mr. Kamins was an executive of Songbird Hearing Inc. from May 2001 to May 2003, most recently serving as Vice President — Finance and Administration,

General Counsel and Secretary. Prior to that, Mr. Kamins served as an executive and in-house counsel for a number of companies, including EA Industries, Inc. from 1996 to 2001. Mr. Kamins has a B.A. in Psychology from SUNY Binghamton and a J.D. from Stanford Law School.
      Douglas R. Malton is our Vice President of Financial Management and Corporate Development. He joined Aveta Health and served as the Director of Corporate Development in February 2004. Prior to joining Aveta Health, Mr. Malton was an investment banker with Citigroup from July 1999 to February 2004, where he divided his time between the healthcare and financial sponsors groups. From 1997 to 1999, Mr. Malton was a research analyst at Fahnestock & Co. where he covered pharmaceutical and biotechnology companies. Mr. Malton has a B.S. in Microbiology from the University of New Hampshire and a Master of Science in Genetics from the University of Connecticut.
      Lawrence M. Dunn is our Vice President and Corporate Controller. He joined Aveta Health as Vice President and Corporate Controller in August 2003. Prior to joining Aveta Health, Mr. Dunn served as Corporate Controller of Standard Automotive Corporation from August 2001 to August 2003 and Creative Solutions Group from June 2000 to August 2001. Prior to that, Mr. Dunn had financial management experience with portfolio companies of E.M. Warburg Pincus and was a Senior Manager with Arthur Andersen. He holds a B.S. in Business Administration from Roosevelt University in Chicago and is a Certified Public Accountant. He is a member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants.
      Keith Brauer is our Vice President of Human Resources. Prior to joining us in 2003, Mr. Brauer was Director of Human Resources for Cardinal Health Inc. from September 2003 to October 2005. Mr. Brauer has more than 20 years of human resources experience, including as Vice President of Human Resources for Songbird Hearing Inc from January 2000 to September 2003, Director of Human Resources for Viacom Inc. from January 1995 to January 2000 and Regional Manager of Employee Relations of MCI Telecommunications Inc. from September 1992 to January 1995. Mr. Brauer holds a B.A. from Rutgers University.
      Wayne Aardsma has been President of NAMM Illinois, our subsidiary, and its predecessor since 2000. He joined the predecessor of NAMM Illinois in 1998 as Chief Financial Officer and Operations Officer and was appointed President in 2000. Mr. Aardsma is President, Chief Executive Officer and a director of Aveta Health Illinois, a related company. Mr. Aardsma served as Chief Financial Officer and Treasurer at Chicago Health Systems from 1996 to 1998. From 1993 to 1996, Mr. Aardsma was Senior Director of Finance at United HealthCare of Illinois. Prior to that, he served as Director of Financial Reporting and Internal Auditing at HMO America. Mr. Aardsma holds a B.S. from DePaul University and is a Certified Public Accountant.
      Val Dean, M.D. has been the Chief Executive Officer of MMM Healthcare since May 2005. Prior to joining MMM Healthcare, he was Vice President at the TriZetto Group from February 2003 to May 2005, where he was responsible for developing and marketing software systems for care management and network management. From September 2001 to January 2003, Dr. Dean provided consulting services to various managed health care and disease management entities. From May 2000 to August 2001, Dr. Dean served as Regional Vice President of PacifiCare Health Systems and Chief Executive Officer and Chief Medical Officer of PacifiCare of Colorado. Prior to that, he served as Chief Operating Officer and Senior Medical Director for FHP, Inc.. Dr. Dean has a B.A. from Yale University and received his M.D. from the University of Rochester School of Medicine and Dentistry. He completed his Family Medicine Residency at the University of Colorado School of Medicine.
      Timothy Ford is our Vice President of Government Relations and Strategy. He joined Aveta Health as Assistant Vice President for Medicare Strategic Operations in January 2005 and moved to Aveta in August 2005. From 1995 to 2005, Mr. Ford was Assistant Vice President for Strategic Planning at Metropolitan Jewish Health System, an integrated healthcare organization. Prior to that, Mr. Ford was Corporate Director of Strategic Planning at Cathedral Healthcare System from 1992 to 1994 and Director of Strategic Planning at St. Clare’s Riverside Medical Centers from 1985 to 1992. Mr. Ford has a B.F.A. from New York University and an M.B.A. from the University of Chicago.
      Richard A. Shinto, M.D. has been the President and Chief Executive Officer of North American Medical Management California, our subsidiary, since November 2004. He joined North American Medical Management California in April 2002 as Senior Vice President and served as Chief Medical Officer from

April 2002 to November 2002. Prior to joining North American Medical Management, Dr. Shinto was Senior Vice President of Medical Management and Chief Medical Officer for MedPartners from 1998 to 2002. Prior to that, he served as Chief Medical Officer for Cal Optima and Medical Pathways. Dr. Shinto earned his B.A. from the University of California at Irvine, his M.D. from the State University of New York at Stony Brook and an M.B.A. from the University of Redlands.
      Joseph D. Mark will be a director of Aveta Inc. He joined Aveta Health as President and Chief Operating Officer in January 2003. Mr. Mark has been a Principal at TSG since 2001. From November 2004 until November 2005, he served as our President and Chief Executive Officer. Prior to joining Aveta Health, Mr. Mark was Co-founder, Co-chairman and Chief Executive Officer of THCG, Inc. from January 1999 to September 2001. Prior to that, Mr. Mark was President of Tower Hill Securities, Inc. and head of the U.S. corporate finance business of Hambro America Securities, Inc. (the predecessor of Tower Hill) from 1989 to 2001. Prior to joining Hambro, Mr. Mark was an investment banker at a number of firms, including Salomon Brothers and Drexel Burnham Lambert. Mr. Mark received an A.B. in Economics from Columbia University and an M.B.A. from the Wharton School of the University of Pennsylvania.
      Stuart H. Altman will be a director of Aveta Inc. Dr. Altman has been a Professor of National Health Policy at the Florence Heller Graduate School for Social Policy, Brandeis University, since 1977 and served as Dean from 1977 to 1993. From 1984 to 1996, he was Chairman of the Congressional Prospective Payment Assessment Commission responsible for advising Congress and the Administration on Medicare payment policies for healthcare providers. Dr. Altman served as the Chair of the Advisory Board to the Institute of Medicine of the National Academy of Sciences and was Deputy Assistant Secretary for Planning and Evaluation/Health at Health, Education and Welfare under President Nixon. Dr. Altman has a B.B.A. from The City College of New York and received his Ph.D from University of California, Los Angeles. Dr. Altman also serves as a director of the following publicly traded companies: IDX Systems Corporation, a provider of software services and technologies to healthcare companies, Orthologic Corp., a drug development company, and, Lincare Holdings Inc., a provider of specialty healthcare services.
      Jonathan Kolatch will be a director of Aveta Inc. In August 2000, Mr. Kolatch founded Redwood Capital Management, LLC, an investment management company specializing in high-yield securities, distressed debt, and special situations, and continues to serve as a Principal. Prior to founding Redwood, Mr. Kolatch was a Partner in the Fixed Income Department of Goldman Sachs. He joined Goldman Sachs in 1982 and held various positions in the Credit Arbitrage Group, the High Yield Group and the Corporate Finance Department. Mr. Kolatch graduated summa cum laude from Columbia College and received an M.B.A. from Harvard Business School.
      David Roberts will be a director of Aveta Inc. Mr. Roberts has acted as Managing Director for Angelo, Gordon & Co. since 1993. Before joining Angelo, Gordon & Co., Mr. Roberts was a principal at Gordon Investment Corporation, a Canadian merchant bank. Mr. Roberts graduated summa cum laude with a B.S. degree from the Wharton School of the University of Pennsylvania. Mr. Roberts is a director of Portfolio Recovery Associates.
      Alan D. Solomont will be a director of Aveta Inc. He is the Chairman and Chief Executive Officer of Solomont Bailis Ventures, LLC, which he established in 1998. Prior to founding Solomont Bailis, Mr. Solomont founded and served as Chairman and Chief Executive Officer of The A.D.S. Group, which owned and operated a network of elder care services in New England. Mr. Solomont also serves as a director of PolyMedica Corporation and Boston Private Bank & Trust Company, a trust company for Boston Private Financial Holdings. He was elected to the Tufts Board of Trustees in 1999. Mr. Solomont earned a B.A. from Tufts University and a B.S. in Nursing from the University of Lowell.
Composition of the Board
      Our certificate of incorporation provides for a classified board of directors, consisting of three classes of directors with staggered three-year terms. At the annual meeting of stockholders in the year in which the term of a class of directors expires, director nominees in such class will stand for election to three-year terms. With respect to each class, a director’s term will be subject to the election and qualification of such director’s successor, or the earlier death, resignation or removal of such director.

      Our board of directors consists of seven persons, as follows:

•	Class I (current term ends upon 2006 Annual Meeting): Timothy O’Donnell

•	Class II (current term ends upon 2007 Annual Meeting): David Roberts, Stuart Altman, Alan Solomont

•	Class III (current term ends upon 2008 Annual Meeting): Daniel Straus, Joseph Mark, Jonathan Kolatch
Committees of the Board of Directors and Meeting Attendance
      The members of our audit, compensation and executive committees are as follows:

Name	Audit		Compensation		Executive

Stuart H. Altman			X
Jonathan Kolatch	X		X	*
Joseph D. Mark	X				X	*
Timothy J. O’Donnell					X
David Roberts	X	*
Alan D. Solomont			X
Daniel E. Straus					X

*	Committee Chairman
      Audit Committee. The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm; the scope of the annual audits as well as the results of the annual audits; approving audit and non-audit services provided to us by the independent registered public accounting firm as well as the fees for such services; the organization and scope of our internal system of audit, financial and disclosure controls; our financial reporting activities, including our annual report, and the accounting standards and principles followed; the performance of our independent registered public accounting firm; and our accounting practices. The board of directors has determined that Mr. Kolatch meets the requirements for being an “audit committee financial expert” as defined by SEC regulations. All members of our audit committee will be independent prior to listing the shares.
      Compensation Committee. The Compensation Committee of the board of directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate. The Compensation Committee also administers our compensation plans. All members of our Compensation Committee will be independent prior to listing our shares.
      Executive Committee. The Executive Committee of the board of directors has the power to exercise all the powers and authority of the board in the management of the business and affairs of the company, particularly in the event such actions are necessary on short notice, subject to the direction of the board and limitations under applicable law.
      Our board of directors may from time to time establish other committees as it deems necessary or appropriate.
Compensation Committee Interlocks and Insider Participation
      No member of the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION
      The following table sets forth the total compensation earned during the year ending December 31, 2005 by our Chief Executive Officer, the other four most highly compensated executive officers employed by us in fiscal year 2005 and certain other highly compensated officers of our subsidiaries. We refer to these individuals as our “named executive officers.”
Summary Compensation Table(1)(2)

Annual Compensation

					All Other
Name and Principal Position	Year	Salary	Bonus(3)		Compensation(4)

Daniel E. Straus	2005	$346,554	$
Chairman	2004	—		—	—
Joseph D. Mark	2005	$177,077
Chairman of the Executive Committee	2004	—		—	—
Timothy J. O’Donnell	2005	$31,250
President and Chief Executive Officer	2004	—		—	—
Eugene Huang	2005	$63,622
Senior VP	2004	—		—	—
Lawrence M. Dunn	2005	$65,354
VP and Corporate Controller	2004	—		—	—
Howard P. Kamins	2005	$74,077
VP, General Counsel and Secretary	2004	—		—	—

(1)	The columns for “Other Annual Compensation” and “Long-Term Compensation” have been omitted because there is no compensation required to be reported in each of these columns. In accordance with the rules of the SEC, the compensation described in this table does not include (i) medical, group life insurance or other benefits received by the executive officers that are available generally to all salaried employees and (ii) various prerequisites and other personal benefits received by the executive officers, that do not exceed the lesser of $50,000 or 10% of any officer’s salary and bonus disclosed in this table. We had no long term incentive payment program and granted no compensatory equity in 2004.

(2)	We commenced our operations following our acquisition of MMM Healthcare on November 30, 2004. Accordingly, the compensation described in this table relates only to amounts paid during the period from November 30, 2004 to December 31, 2004. During this period, the officers set forth in the table were compensated by Aveta Health, a related company, and we were not required to reimburse Aveta Health for these amounts. As a result, we did not provide any compensation to our officers during this period. For the period from January 1, 2005 through August 22, 2005, these officers continued to be compensated by Aveta Health, and we reimbursed Aveta Health for those portions of the officers’ services allocable to us and our subsidiaries. These officers became our employees on August 22, 2005.

(3)	Represents bonuses paid in 2006 for services provided in 2005.

(4)	In connection with our formation and our acquisition of MMM Healthcare, we granted profits interests to a number of our executive officers and limited liability companies controlled by such officers. The total cash distributions received by such officers before the conversion to a corporate form is reflected in “Certain Relationships and Related Transaction — Purchase of Shares from our Management.” Shares of our common stock issued to such officers in connection with the conversion is reflected in “Principal Stockholders.”
      Mr. Kamins currently receives an annual salary of $200,000 and is eligible to receive an annual bonus under criteria established by our board of directors with a target of 50% of his annual base salary. Messrs. Dunn, Huang, Mark, O’Donnell and Straus have entered into employment agreements with us. See “— Employment Agreements” below for a description of these employment agreements.
      Messrs. Brittain and Parks entered into employment agreements on February 19, 2006 and January 18, 2006, respectively. Mr. Brittain receives an annual salary of $350,000 and is eligible to receive a bonus with an annual target equal to 100% of his salary. Mr. Parks receives an annual base salary of $325,000 and is also eligible to receive an annual bonus with an annual target equal to 100% of his salary. See “— Employment Agreements” for a description of these agreements.
      In February 2006, we made payments to certain of our significant employees under our Retention Plan, including $50,100 to Wayne Aardsma, $626,250 to Val Dean, $62,250 to Timothy Ford, $44,100 to Eugene Huang and $325,722 to Richard Shinto.
Employment Agreements
      Three of our senior executives, Messrs. Straus, Mark and O’Donnell, have entered into employment agreements with us. Messrs. Dunn and Huang have also entered into employment agreements with us. The following summaries of the material provisions of the employment agreements do not purport to be complete and are subject to and qualified in their entirety by reference to the provisions of each described agreement.
      The employment agreements for each of Messrs. Straus, Mark, and O’Donnell provide that the bonus payable under each agreement will be based on our meeting a pre-determined EBITDA target (expected to be $153.0 million for fiscal 2006).

Daniel E. Straus and Joseph D. Mark
      Pursuant to their agreements, Mr. Straus serves as Chairman of our board of directors and Mr. Mark serves as Chairman of the Executive Committee of our board of directors. Mr. Straus and Mr. Mark receive annual base salaries of $500,000 and $250,000, respectively, for the first 12 months of employment, with annual increases of $50,000 and $25,000, respectively, in each of the subsequent 12-month periods of employment. Thereafter, each executive’s base salary is subject to annual review by our board of directors and may be increased but not decreased. Each executive is eligible to receive an annual bonus under criteria established by the board with a target of 100% of each executive’s annual base salary. The term of each agreement continues through December 31, 2008 and, in each case, will be automatically extended for successive one-year periods thereafter unless earlier terminated in accordance with the terms of the agreement. Each executive is also eligible to participate in any current or future employee benefit plan that we maintain or contribute to for the benefit of our employees on terms comparable to our other senior executives. We may terminate each executive’s employment for cause (as defined in the agreement) or each executive may voluntarily terminate his employment for any reason other than good reason (as defined in the agreement) at which time, in each case, the executive would be entitled to any earned but unpaid bonus for any prior calendar year in addition to his earned base salary through the date of termination. Each executive would be entitled to all other benefits, if any, in accordance with the terms and conditions of our plans, policies and practices. In the event that either executive’s employment is terminated by us without cause, we deliver to the executive a notice of non-renewal of the employment term or the executive voluntarily terminates his employment for good reason, the executive would be entitled to payment of any earned but unpaid bonus for any prior calendar year, and his base salary until the later of (i) the then scheduled expiration of his employment term or (ii) the date that is six months after the proposed termination date, in each case, specified in the notice of termination, as well as a pro rata amount of the target bonus for the year of termination (which, on a pro rata basis, may not be less than the bonus paid in the previous year). Any unpaid amounts due under these agreements must be paid in a lump sum no later than two and one-half months after the end of the later of the fiscal or calendar year in which termination occurs. Each executive is entitled to reimbursement of all reasonable legal fees incurred in connection with the execution of the agreement, as well as any fees or expenses incurred in connection with any contest or dispute arising under the agreement regardless of whether the executive’s claim is upheld (unless a court determines by final order that executive’s position was frivolous or advanced in bad faith). Each executive is also entitled to reimbursement for automotive and related costs, an office and administrative assistant, as well as reimbursement for all business expenses (including all travel expenses). Each executive would also be entitled to all other benefits, if any, in accordance with the terms and conditions of our plans, policies and practices. The agreements also provide that the executive will not compete with us or our subsidiaries for the period of employment and for six months thereafter and he will not solicit or hire our (x) employees or (y) customers for the period of employment and for six months thereafter. In addition, each executive is entitled to a gross-up payment if the payment of any remuneration under the agreement or otherwise subjects the executive to the excise tax on excess parachute payments under Section 4999 of the Internal Revenue Code.

Timothy J. O’Donnell
      Pursuant to his agreement, Mr. O’Donnell serves as our President and Chief Executive Officer. The term of his agreement continues through October 31, 2009, unless earlier terminated in accordance with its terms. Under his agreement, Mr. O’Donnell receives an annual base salary of $375,000 through October 31, 2007, with annual increases of $25,000 commencing each November 1 thereafter until the end of the term of his agreement, and is eligible to receive an annual bonus under criteria established by our board of directors with a target of 100% of his annual base salary beginning with the annual bonus for 2006 payable in accordance with the Company’s policy for annual bonuses. Mr. O’Donnell is eligible for an annual bonus for 2005 of $400,000, subject to his continued employment with the Company through December 31, 2005 and payable in accordance with the Company’s policy for annual bonuses. Mr. O’Donnell is also eligible to participate in any current or future employee benefit plan that we maintain or contribute to for the benefit of our employees. If we terminate Mr. O’Donnell’s employment for cause (as defined in the agreement) or Mr. O’Donnell terminates his employment for any reason other than good reason (as defined in the agreement), Mr. O’Donnell would be entitled to earned but unpaid salary, any accrued but unpaid expenses for which he is entitled to reimbursement under the terms of his agreement and all other benefits, if any, in accordance with the terms and conditions of our plans, policies and practices. In the event that we terminate Mr. O’Donnell’s employment without cause or Mr. O’Donnell terminates his employment for good reason, Mr. O’Donnell would be entitled to payment of any earned but unpaid salary, any accrued but unpaid expenses for which he is entitled to reimbursement under the terms of his agreement and a lump sum severance payment equal to his base salary on the date of termination for 12 months. Mr. O’Donnell would also be entitled to all other benefits, if any, in accordance with the terms and conditions of our plans, policies and practices. The agreement also provides that Mr. O’Donnell will not compete with us or our subsidiaries for the period of employment and for 12 months thereafter and he will not solicit or hire our (x) employees or (y) customers for the period of employment and for 12 months thereafter.

John Brittain, Jr.
      Pursuant to his employment agreement, Mr. Brittain serves as our Chief Financial Officer. Mr. Brittain receives an annual base salary of $350,000, and is eligible to receive an annual bonus with an annual target equal to 100% of his salary. We granted Mr. Brittain options under our Incentive Plan to purchase 400,000 shares of our common stock at a strike price equal to $13.50. Mr. Brittain may terminate his employment with us for good reason, upon 60 days’ written notice to the us, unless such events are corrected in all material respects by us within 30 days following the written notification by Mr. Brittain to us, provided that such notice is given within 90 days of Mr. Brittain’s discovery of the good reason event (as defined in the agreement). If his employment is terminated by us for any reason other than for resignation, death, disability, or for cause Mr. Brittain would be entitled to payment of any accrued but unpaid salary, any accrued but unpaid expenses for which he is entitled to reimbursement under our policies and base salary for a period of 12 months following the termination date. The agreement also contains customary covenants related to confidentiality and provides that Mr. Brittain will not, without our prior written consent, engage in the operation of or have any financial interest in any person, firm, corporation or business that engages in, or through a subsidiary or affiliate engages in, any element of the business; compete with us or our subsidiaries or solicit or hire our employees, customers or suppliers or otherwise interfere with our employment, contractual or business relationships during his employment period with us and for 12 months thereafter.

Jess Parks
      Pursuant to his employment agreement, Mr. Parks serves as our Chief Operating Officer. Mr. Parks receives an annual base salary of $325,000, and is eligible to receive an annual bonus with an annual target equal to 100% of his salary. Mr. Parks is eligible for a one-time sign-on bonus of $150,000. We granted

Mr. Parks options under our Options Incentive Plan to purchase 500,000 shares of our common stock at a strike price equal to $13.50. Either we or Mr. Parks may terminate his employment for any lawful reason, at any time, with or without notice. If his employment is terminated by us for any reason other than for resignation, death, disability, or for cause Mr. Parks would be entitled to payment of any accrued but unpaid salary, any accrued but unpaid expenses for which he is entitled to reimbursement under our policies and base salary for a period of 12 months following the termination date. The agreement also contains customary covenants related to confidentiality and provides that Mr. Parks will not, without our prior written consent, engage in the operation of or have any financial interest in any person, firm, corporation or business that engages in, or through a subsidiary or affiliate engages in, any element of the business; compete with us or our subsidiaries or solicit or hire our employees, customers or suppliers or otherwise interfere with our employment, contractual or business relationships during his employment period with us and for 12 months thereafter.

Lawrence Dunn
      Pursuant to his employment agreement, Mr. Dunn serves as our Vice President, Corporate Controller. Mr. Dunn receives an annual base salary of $200,000, and is eligible to receive an annual bonus with an annual target equal to 50% of his salary (pro rated for 2005 based on his employment start date). At closing, we will grant Mr. Dunn options to purchase 31,500 shares of our common stock at the offering price. Beginning on May 1, 2006, Mr. Dunn is eligible for performance and merit increases based on annual reviews. Either we or Mr. Dunn may terminate his employment with us for any lawful reason, at any time, with or without cause (as defined in the agreement). If his employment is terminated by us for any reason other than for resignation, death, disability, or for cause Mr. Dunn would be entitled to payment of any accrued but unpaid salary, any accrued but unpaid expenses for which he is entitled to reimbursement under our policies and base salary for a period of 12 months following the termination date (unmitigated by other employment). The agreement also contains customary covenants related to confidentiality and provides that Mr. Dunn will not, without our prior written consent, compete with us or our subsidiaries or solicit or hire our employees, customers or suppliers or otherwise interfere with our employment, contractual or business relationships during his employment period with us and for six months thereafter.

Eugene Huang
      Pursuant to his employment agreement, Mr. Huang serves as our Senior Vice President of Operations & Development. Mr. Huang receives an annual base salary of $225,000 and is eligible to receive an annual bonus and a long term incentive bonus with a combined annual target equal to 100% of his base salary (pro rated for 2005 based on his employment start date). The long term incentive portion will be payable after the earlier of three years or 19 months after the end of the employment period (assuming that Mr. Huang has complied with all obligations under the agreement). In addition, Mr. Huang will be eligible for a development bonus of $30,000 for each new market where we obtain a contract with CMS to operate a Medicare Advantage plan on or before March 31, 2006. The development bonus will be payable on or before May 1, 2006 and may not exceed $120,000 in total. We granted Mr. Huang options under our Stock Incentive Plan to purchase 220,500 shares of our common stock at the offering price. Either we or Mr. Huang may terminate his employment for any lawful reason, at any time, with or without notice. If his employment is terminated by us for any reason other than for resignation, death, disability, or for cause, we shall pay him accrued and unpaid salary and expenses and continue to pay his salary until the earlier of 12 months following the termination date or the date Mr. Huang accepts another position as an employee, consultant or independent contractor. The agreement also contains customary covenants related to confidentiality and provides that Mr. Huang will not, without our prior written consent, compete with us or our subsidiaries or solicit or hire our employees, customers or suppliers or otherwise interfere with our employment, contractual or business relationships during his employment period with us and for eighteen months thereafter.

Compensation of Directors and Independence of Board
      We intend to pay non-employee members of our board of directors fees equal to $20,000 per annum, plus $5,000 per quarter if they attend at least one board or committee meeting per quarter. In addition we intend to grant annually to such directors options to purchase 8,500 shares of our common stock at fair market value in addition to 1,500 shares of restricted stock.
      Members of our board of directors who are either our employees. All members of our board of directors will be reimbursed for actual expenses incurred in connection with attendance at meetings of the board of directors and of committees of the board of directors.
      We are subject to Sarbanes-Oxley and, once our common stock becomes listed on the NYSE, the rules of the NYSE. Generally, these rules require a number of directors serving on the board who meet standards of independence. All of our non-employee directors will be independent as defined in the New York Stock Exchange listing standards prior to listing our shares.
Aveta Inc. 2005 Stock Incentive Plan
      We adopted the Aveta Inc. 2005 Stock Incentive Plan, or Stock Incentive Plan, on February 27, 2006 in order to enable us to offer certain key employees, consultants and non-employee directors equity-based awards. The purpose of the plan is to enhance our profitability and value for the benefit of stockholders by enabling us to offer equity-based incentives to attract, retain and reward such individuals and strengthen the mutuality of interests between those individuals and our stockholders.
      Our Compensation Committee will administer the plan and select the individuals who are eligible to participate in the plan. With respect to the application of the plan to non-employee directors, our board of directors will administer the plan rather than the Compensation Committee. The plan permits us to grant stock options (non-qualified and incentive stock options), stock appreciation rights, restricted stock, performance shares and other stock-based awards (including, without limitation, restricted stock units and deferred stock units) to certain key employees, consultants and non-employee directors, as determined by the Compensation Committee. In addition, our Compensation Committee may permit non-employee directors to defer all or a portion of their cash compensation in the form of other stock-based awards granted under the plan, subject to the terms and conditions of any deferred compensation arrangement established by us.
      Up to 5,800,000 shares of our common stock may be issued under the plan (subject to adjustment to reflect certain transactions and events specified in the plan). If any award granted under the plan expires, terminates or is canceled without having been exercised in full, or if shares of our common stock are exchanged by a participant as payment of the exercise price or for payment of withholding taxes or if the number of shares otherwise deliverable has been reduced for full or partial payment to us for the exercise price or for withholding taxes, the number of shares underlying such unexercised award (or the number of shares so exchanged or reduced) will again become available for awards under the plan.
      The Compensation Committee has discretion to delegate all or a portion of its authority under the plan, and the Compensation Committee also determines the terms and conditions of the awards at the time of grant in accordance with the terms of the plan.
Retention Plan
      We adopted a retention program providing for cash payments to designated employees in future years, provided that such employees do not resign and have not been terminated for cause. With the exception of Eugene Huang, none of our executive officers or directors will be participants in such plan.

PRINCIPAL STOCKHOLDERS
      The following table sets forth information regarding beneficial ownership of the shares of our common stock of by:

•	Each person known by us to be the beneficial owner of more than 5% of our common stock;

•	Each of our named executive officers;

•	Each of our directors; and

•	All of our executive officers and directors as a group.
      Unless otherwise noted below, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law.
      The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Common stock subject to options and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days after the date of this prospectus, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity.
      Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each officer and director listed below is c/o Aveta Inc., 173 Bridge Plaza North Road, Fort Lee, New Jersey 07024.

		Percentage of
		Outstanding
Beneficial Owner	Amount	Common Stock

5% Stockholders:
AG MMM, L.L.C.(1)	8,263,854	10.55%
Daniel E. Straus(2)	23,226,490	29.57
Redwood Master Fund, Ltd.(3)	8,263,854	10.55
Directors and Executive Officers:
Daniel E. Straus(2)	23,226,490	29.57
Timothy J. O’Donnell(4)	1,612,238	2.05
Jess Parks(5)	—	—
John S. Brittain, Jr.(6)	—	—
Eugene Huang(7)	—	—
Dan Freier(8)	—	—
Randall Hermann(9)	—	—
Howard P. Kamins(10)	92,343	*
Douglas R. Malton(11)	123,125	*
Lawrence M. Dunn(12)	30,781	*
Keith Brauer(13)	—	—
Joseph D. Mark(14)	4,300,144	5.48
Stuart H. Altman(15)	1,500	—
Jonathan Kolatch(16)	8,599,339	10.97
David Roberts(17)	8,266,854	10.55
Alan D. Solomont(18)	1,500	—
All Directors and Executive Officers as a Group	46,254,314	58.94

*	Less than 1%

(1)	AG MMM, L.L.C., or AG MMM, is the direct beneficial owner of the shares of common stock included in the table. Angelo Gordon and Co. is the indirect parent of AG MMM, with a business address at 245 Park Avenue, New York, NY 10167.

(2)	Represents 20,716,663 shares of common stock that Mr. Straus is the direct beneficial owner of and 2,320,787 shares of common stock held by the Daniel E. Straus 1997 Family Trust II or the Straus Trust. Mr. Straus has voting control of the Straus Trust but disclaims beneficial ownership of the shares of common stock held by the Straus Trust. Also includes 189,040 shares of common stock issuable upon the exercise of options that are or will become exercisable on or before August 1, 2006. Excludes 660,960 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006

(3)	Redwood Master Fund, Ltd., or Redwood Fund, is the direct beneficial owner of the shares of common stock included in the table. Jonathan D. Kolatch is managing member of Redwood Fund. In his capacity as managing member, Mr. Kolatch may be deemed the beneficial owner of the shares of common stock held by Redwood Management Fund for purposes of applicable securities laws, however, he disclaims beneficial ownership of these shares of common stock, except to the extent of the pecuniary interest therein. Redwood Fund has an address at 910 Sylvan Avenue, Englewood Cliffs, NJ 07632.

(4)	Represents 1,445,505 shares of common stock and 166,733 shares of common stock issuable upon the exercise of options that are or will become exercisable on or before August 1, 2006. Excludes 582,967 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006.

(5)	Excludes 500,000 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006.

(6)	Excludes 400,000 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006.

(7)	Excludes 220,500 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006.

(8)	Excludes 75,000 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006.

(9)	Excludes 75,000 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006.

(10)	Represents shares of common stock.

(11)	Represents shares of common stock.

(12)	Represents shares of common stock. Excludes 31,500 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006.

(13)	Excludes 38,500 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006.

(14)	Consists of shares of common stock owned directly by Mr. Mark and 94,520 shares of common stock issuable upon the exercise of options that are or will become exercisable on or before August 1, 2006. Excludes 330,480 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006.

(15)	Represents 1,500 shares of common stock held by Mr. Altman. Excludes 8,500 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006.

(16)	Includes 1,500 shares of common stock held by Mr. Kolatch. Excludes 8,500 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006. Redwood Fund, and the Kolatch Family Limited Partnership are the direct beneficial owners of the shares of the common stock included in the table, excluding the 1,500 shares held by Mr. Kolatch.

Jonathan D. Kolatch is managing member of Redwood Fund and controls the family trust. Mr. Kolatch may be deemed the beneficial owner of the shares of common stock held by Redwood Management Fund for purposes of applicable securities laws, however, he disclaims beneficial ownership of these shares of common stock, except to the extent of the pecuniary interest therein.

(17)	Includes 1,500 shares of common stock held by Mr. Roberts. Excludes 8,500 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006. AG MMM is the direct beneficial owner of the shares of common stock included in the table. Angelo Gordon and Co. is the indirect parent of AG MMM, with a business address of 245 Park Avenue, New York, NY 10167. Mr. Roberts may be deemed the beneficial owner of the shares of common stock held by AG MMM for purposes of applicable securities laws, however, he disclaims beneficial ownership of these shares of common stock, except to the extent of the pecuniary interest therein

(18)	Represents 1,500 shares of common stock held by Mr. Solomont. Excludes 8,500 shares of common stock issuable upon the exercise of options that are not or will not become exercisable on or before August 1, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Consulting and Advisory Arrangements
      A number of our executive officers currently provide services to Aveta Health, a related company controlled by Daniel E. Straus, and other related companies that are managed by members of TSG, or by Daniel E. Straus, one of our principal stockholders and chairman of our board of directors, with costs allocated between Aveta Health and us based on an agreed upon allocation of the time spent by such executive officers on various matters. We have entered into a services agreement with Aveta Health for one year following the closing of the private placement offering on December 29, 2005 pursuant to which we make Messrs. Dunn, Kamins and Malton and their staff available to provide Aveta Health with support as requested by it for business development, tax, legal, treasury and other corporate services in exchange for reimbursement by Aveta Health of our costs for such services.
Lease for Corporate Office
      We have entered into a lease for approximately 10,000 square feet of office space in an office building owned by a company controlled by Daniel E. Straus, one of our principal stockholders and Chairman of our board of directors. The lease has a 10-year term and provides for base annual rent of $33.04 per square foot (plus annual increases) plus a proportionate share of taxes, insurance, common area charges and other operating costs. In addition, we have agreed to pay approximately $450,000 for tenant improvements to the office, including space to be occupied by Mr. Straus. After the third anniversary of the commencement of the lease, the landlord has the power to terminate the lease within 180 days written notice.
Transfer of Service Mark
      In December 2005, Aveta Health, a related company controlled by Daniel E. Straus, transferred to us all of its interests in the federally registered service marks Aveta® and North American Medical Management® without payment for such transfer. We have agreed that Aveta Health may continue to use “Aveta” in its corporate name and that of its subsidiaries without any payment to us.
Acquisition of NAMM
      On August 22, 2005, we entered into a stock purchase agreement under which we acquired the stock of NAMM from Aveta Health, a related company. Certain of our stockholders, directors and executive officers are stockholders in Aveta Health. The purchase price of the acquisition was $95.8 million, subject to a purchase price adjustment based on the working capital and tangible net worth of the acquired business at closing. We and Aveta Health agreed that this purchase price adjustment obligation was satisfied by our payment of approximately $4.5 million to Aveta Health at the closing of the private placement offering on December 29, 2005. Timothy O’Donnell, our Chief Executive Officer, received a $1.4 million payment from Aveta Health in December 2006 in consideration for the discharge of his option in equity interests of NAMM.
      Aveta Health Illinois holds an Illinois HMO license, a contract with CMS to operate an SNP, and $2.0 million in deposits relating to its HMO license. Aveta Health agreed as part of the NAMM acquisition to transfer the stock of Aveta Health Illinois, together with its license and contract, to us, after it has obtained the required regulatory approvals from the State of Illinois. These regulatory approvals have not yet been received. While these approvals are pending, we have entered into an agreement with Aveta Health Illinois to manage the SNP in exchange for the economic benefits associated with the SNP’s operations.
      A subsidiary of NAMM extended non-interest bearing loans to Aveta Health with a balance of $7.5 million as of December 31, 2004. These loans were forgiven in connection with the acquisition.
Senior Credit Facility
      Two of our stockholders, AG MMM, L.L.C. (through Northwood Capital IV, V, and VI) and Redwood Master Fund, Ltd., are members of the bank syndicate under our senior credit facility and held approximately

$12.95 million and $6.48 million, respectively, of this indebtedness as of December 31, 2005. The net proceeds of the private placement offering on December 29, 2005 were used to repay $148.0 million of the term loan under our senior credit facility, including indebtedness held by AG MMM, L.L.C. and Redwood Master Fund, Ltd., respectively.
Management Services Agreement of Care Enterprises
      On November 30, 2004, MMM Holdings entered into a management services agreement with Care Enterprises I, Inc., pursuant to which Care Enterprises I, Inc. agreed to provide MMM Holdings with investment, strategic, financial, accounting and administrative consulting services. Messrs. Straus and Mark, our chairman and the chairman of our executive committee, respectively, control Care Enterprises I. During the year ended December 31, 2005, we paid or accrued management fees to Care Enterprises I of $1.5 million. This agreement was terminated on December 29, 2005.
PrimeCare of Chino Valley
      Richard Shinto, M.D., the President and Chief Executive Officer of NAMM and a licensed physician, holds 50% of the equity interests of PrimeCare of Chino Valley. Under the contractual arrangements between NAMM and PrimeCare of Chino Valley, the profits and gains realized by that entity are distributed 50% to the unaffiliated physicians and 50% to NAMM and, in most circumstances, there are no economic returns to any stockholders in their capacity as stockholders. In addition, if Dr. Shinto resigns or is terminated he must transfer his 50% equity interest back to NAMM or its designee.
Aveta Health Illinois Administrative Purchase and Delegation Agreement
      Aveta Health Illinois has entered into an administrative purchase and delegation agreement with MMM Healthcare pursuant to which MMM Healthcare has agreed to provide Aveta Health Illinois with accounting and marketing services and assistance with the implementation of a prescription drug benefit plan. In consideration for these services, MMM Healthcare will receive a fee equal to 125% of its costs incurred under the agreement.
Relationships with Aveta Health
      Members of our management team have relationships with Aveta Health, a related company. Daniel Straus, our chairman, and Joseph Mark, the chairman of our executive committee, have the following related party interests with Aveta Health:

•	they are also the chairman and chief operating officer, respectively, of Aveta Health;

•	they have significant indirect equity interests in Aveta Health;

•	they received bonuses from Aveta Health totaling $3.0 million in connection with the acquisition of NAMM by us; and

•	they receive compensation as employees and/or directors from both Aveta Health and us.
      In addition, members of management of Aveta Health have historically provided us managerial and administrative services. Aveta Health allocated a portion of salaries and related benefits to us for the estimated time and efforts of these individuals, and we reimbursed Aveta Health for these amounts. As of August 22, 2005, these employees of Aveta Health became our employees and we allocate a portion of their salaries and related benefits to Aveta Health for which Aveta Health reimburses us. For the year ended December 31, 2005, we reimbursed Aveta Health for $553,000 of employee costs and Aveta Health reimbursed us for $652,000 of employee costs.
Purchase of Shares from our Management
      Several of our executive officers and directors, including Messrs. Dunn, Kamins, Malton, Mark, O’Donnell and Straus and entities related to Messrs. Kolatch and Roberts, directly and/or indirectly, hold shares of our common stock. We used a portion of the net proceeds from the sale of shares of our common stock in the private placement offering on December 29, 2005 and the overallotment option in connection with the private placement exercised by the FBR in January 2006, to purchase and retire shares of our common stock from certain of our existing stockholders, including such members of management, at a price per share equal to the net proceeds per share that we receive from the private placement offering, after giving effect to the initial purchaser’s return to us of a portion of the initial purchaser’s discount. Messrs. Dunn, Kamins, Malton, Mark, O’Donnell and Straus received approximately $109,055, $327,165, $436,219, $17,880,661 $6,096,546 and $81,104,676, respectively, upon such repurchase. The amount repurchased from Messrs. Straus and Mark include amounts held through their interests in family trusts. Each of Messrs. Straus and Mark disclaims beneficial ownership of the shares of common stock held by such trusts.

SELLING STOCKHOLDERS
      This prospectus covers shares sold in our private placement of common stock on December 29, 2005 and the overallotment option in connection therewith. Some of the shares sold in the private equity placement were sold directly to “accredited investors” as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration provided in Regulation D, Rule 506 under Section 4(2) of the Securities Act. In addition, we sold shares to Friedman Billings Ramsey, or FBR, who acted as initial purchaser and sole placement agent in the offering. FBR sold the shares it purchased from us in transactions exempt from the registration requirements of the Securities Act to persons that it reasonably believed were “qualified institutional buyers,” as defined by Rule 144A under the Securities Act or to non-U.S. persons pursuant to Regulation S under the Securities Act.
      The following table sets forth information about the number of shares owned by each selling stockholder that may be offered from time to time under this prospectus. Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling stockholder may be deemed to be underwriting commissions.
      The table below has been prepared based upon the information furnished to us by the selling stockholders as of                     , 2006. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of shares of common stock that will be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus. The total amount of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read “Plan of Distribution.”
      Except as noted below, to our knowledge, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of shares described below.

	Number of Shares	Percentage of
	of Common Stock	Common Stock
Selling Stockholder	that May be Sold	Outstanding

PLAN OF DISTRIBUTION
      We are registering the common stock covered by this prospectus to permit selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. Under the Registration Rights Agreement we entered into with FBR on behalf of the selling stockholders, we agreed to, among other things, bear all expenses, other than brokers’ or underwriters’ discounts and commissions, in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling stockholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.
      The common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest, or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.
      The selling stockholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. The selling stockholders identified as registered broker-dealers in the selling stockholders table set forth under “Selling Stockholders” are deemed to be underwriters with respect to securities sold by them pursuant to this prospectus. As a result, any profits on the sale of the common stock by such selling stockholders and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealer or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.
      The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.
      These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
      In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.
      To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.
      We intend to apply for listing of our common stock on the New York Stock Exchange or NASDAQ National Market. However, we can give no assurances that our common stock will be approved by the New York Stock Exchange or as to the development of liquidity or any trading market for the common stock.
      There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.
      The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.
      We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.
      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock.

DESCRIPTION OF CAPITAL STOCK
      Pursuant to our certificate of incorporation, we have the authority to issue an aggregate of 255,000,000 shares of capital stock, consisting of 250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.
      Selected provisions of our organizational documents are summarized below. Copies of our organizational documents will be filed as exhibits — see Available Information. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.
Common Stock
      As of the date of this prospectus, we have a total of 78,363,300 shares of common stock outstanding, including 363,300 shares of restricted common stock issued pursuant to our Stock Incentive Plan. We have reserved a total of 5,800,000 shares of common stock for issuance to employees pursuant to our Stock Incentive Plan. Our board of directors additionally has granted to certain employees, consultants and directors options to purchase 5,327,950 shares of common stock.
      Voting rights. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote. Our stockholders may not cumulate their votes in the election of directors.
      Dividends. Holders of our common stock are entitled to receive ratably dividends if, as and when such dividends are declared by our board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.
      Liquidation. In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.
      Fully paid. All the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.
      Other rights. Holders of our common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.
Preferred Stock
      The board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. There will be no shares of preferred stock outstanding upon the closing of this offering and we have no present plans to issue any preferred stock.
      One of the effects of undesignated preferred stock may be to enable our board of directors to render it more difficult to or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by our board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights, and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

Liability and Indemnification of Officers and Directors
      Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable under the Delaware General Corporation Law:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful stock repurchases, redemptions or dividends; or

•	for any transaction from which the director derives an improper personal benefit.
      These provisions do not limit or eliminate our rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.
      Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.
      We entered into separate indemnification agreements with our directors and officers that will, in some cases, be broader than the specific indemnification provisions contained in our certificate of incorporation, bylaws or the Delaware General Corporation Law.
      The indemnification agreements require us, among other things, to indemnify the officers and directors against certain liabilities, other than liabilities arising from acts or omissions (i) not in good faith, (ii) not reasonably believed by such officer or director to be in our best interests, or (iii) that are a knowing violation of law, that may arise by reason of their status or service as directors or officers. We will also be required to advance amounts to or on behalf of our officers and directors in the event of claims or actions against them. We believe that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as directors and officers.
      We obtained directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.
Anti-Takeover Effects of Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws
      Our certificate of incorporation, bylaws and the Delaware General Corporation Law contain certain provisions that could discourage potential takeover attempts and make it more difficult for our stockholders to change management or receive a premium for their shares.

Delaware Law
      We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover provision. In general, the provision prohibits a publicly held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of the persons described in the foregoing bullet points.
      However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
      Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.

Charter and Bylaw Provisions
      Our certificate of incorporation provides for a classified board of directors, consisting of three classes of directors with staggered three-year terms. At the annual meeting of stockholders in the year in which the term of a class of directors expires, director nominees in such class will stand for election to three-year terms. With respect to each class, a director’s term will be subject to the election and qualification of such director’s successor, or the earlier death, resignation or removal of such director.
      Under the Delaware General Corporation Law, our directors may be removed only with cause. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum.
      Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year’s notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders is more than 30 calendar days earlier than or 70 calendar days after this anniversary, notice by the stockholder, to be timely, must be so delivered not more than 120 days prior to the annual meeting of stockholders nor later than the later of:

•	90 days prior to the annual meeting of stockholders; and

•	the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever occurs first.
      Our bylaws also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.
      The authorized but unissued shares of our common stock and preferred stock are available for future issues without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy context, tender offer, merger or otherwise.
      Our certificate of incorporation requires the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class) cast at a meeting of our stockholders called for that purpose, to repeal, alter, amend or change the provisions in our certificate of incorporation relating to:

•	directors;

•	stockholder meetings;

•	limitations on director liability;

•	indemnification; or

•	amendment of our bylaws.
      Our certificate of incorporation requires the affirmative vote as specified in the Delaware General Corporation Law to amend any other provision of our certificate of incorporation.
      To repeal, alter, amend or rescind our bylaws, our certificate of incorporation and our bylaws require the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class) cast at a meeting of our stockholders called for that purpose, or the affirmative vote of at least two-thirds of our board of directors. This provision may have the effect of making it difficult for a third party to acquire us.
Transfer Agent and Registrar
      Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to the date of this prospectus, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after the date of this prospectus due to the contractual and legal restrictions on resale described below and the fact that a substantial majority of our shares of common stock are registered for resale by our selling stockholders, the sale of a substantial amount of common stock in the public market after these restrictions lapse or in the future by these selling stockholders could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.
      We have 78,363,300 shares of common stock outstanding as of April 11, 2006. Of those shares, all of the shares of our common stock sold under this prospectus will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of common stock held by our employees are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by our employees only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act. These rules are summarized below.
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who have beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding, which will equal approximately 287,500 shares on the date of this prospectus, or (ii) the average weekly trading volume of our common stock during the four calendar weeks before a notice of the sale on SEC Form 144 is filed.
      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Stock Issued Under Employee Plans
      We intend to file registration statements on Form S-8 under the Securities Act to register approximately 5,800,000 shares of common stock issuable, with respect to options and restricted stock units to be granted, or otherwise, under our employee plans or otherwise for resale. As of April 11, 2006, we issued 5,327,950 options to purchase our common stock and 363,300 shares of our restricted stock to our employees, directors and other service providers. These registration statements are expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options or restricted stock after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates. Under Rule 701 under the Securities Act, as currently in effect, each of our employees, officers, directors, and consultants who purchased or received shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this prospectus in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

REGISTRATION RIGHTS
      We entered into a registration rights agreement in connection with our private placement offering on December 29, 2005. In the registration rights agreement we agreed, for the benefit of FBR and the purchasers of our common stock in the private equity placement, that we will, at our expense:

•	file with the SEC (which occurred pursuant to the filing of the shelf registration statement of which this prospectus is a part), within 90 days after the closing date of the private placement, a registration statement (a “shelf registration statement”);

•	use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as practicable after the filing (but in no event later than 180 days after the closing date of the private placement); and

•	continuously maintain the effectiveness of the shelf registration statement under the Securities Act until the shares of our common stock set forth in “Selling Stockholders” are no longer eligible to be included in this shelf registration statement after:

•	the sale of all of the shares of common stock covered by the shelf registration statement pursuant to a registration statement;

•	the sale, transfer or other disposition of the shares of common stock covered by the shelf registration statement or pursuant to Rule 144 under the Securities Act;

•	such time as the shares covered by the shelf registration statement and not held by affiliates of us are, in the opinion of our counsel, eligible for sale pursuant to Rule 144(k) (or any successor or analogous rule) under the Securities Act;

•	such time as the shares covered by the shelf registration statement are eligible for sale without restriction pursuant to an available exemption from registration under the Securities Act; or

•	the shares have been sold to us or any of our subsidiaries.
      We have filed the registration statement of which this prospectus is a part to satisfy our obligations under the registration rights agreement. Pursuant to the terms of the registration rights agreement, we were required to file this registration statement by March 29, 2006. We were not able to meet the deadline due to a delay of the completion of our audit. A purchaser of our common stock in connection with this prospectus will not receive the benefits of the registration rights agreement.
      Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of the shelf registration statement (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods,” if, among other things, any of the following occurs:

•	the representative of the underwriters of our initial public offering advises us that the sale of shares of our common stock under the shelf registration statement would have a material adverse effect on our initial public offering;

•	the majority of our board of directors determines in good faith that the offer or sale of shares of our common stock under the shelf registration statement would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender-offer, business combination, corporate reorganization, consolidation or other significant transaction involving us;

•	after advice of counsel, the majority of our board of directors determines in good faith that the offer or sale of shares of our common stock under the shelf registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law and (x) we have a bona fide business purpose for preserving the confidentiality of such information and (y) the non-disclosure of such information would cause the registration statement to fail to comply with SEC requirements; or

•	after advice of counsel, the majority of our board of directors determines in good faith that we are required by law, rule, regulation or SEC published release or interpretation to supplement the shelf registration statement or file a post-effective amendment to the shelf registration statement to incorporate information into the shelf registration statement for the purpose of (1) including in the shelf registration statement any financial information required under Section 10(a)(3) of the Securities Act, (2) reflecting in the prospectus included in the shelf registration statement any facts or events arising after the effective date of the shelf registration statement (or the most recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus, or (3) including in the prospectus included in the shelf registration statement any material information with respect to the plan of distribution not disclosed in the shelf registration statement or any material change to such information.
      The cumulative blackout periods in any consecutive 12-month period commencing on the closing of the offering may not exceed an aggregate of 90 days and furthermore may not exceed 60 days in any consecutive 90-day period, except as a result of a review of any post-effective amendment by the SEC prior to declaring any post-effective amendment to the registration statement effective provided we have used all commercially reasonable efforts to cause such post-effective amendment to be declared effective.
      In addition to this limited ability to suspend use of the shelf registration statement, until we are eligible to incorporate by reference into the registration statement our periodic and current reports, which under current law will not occur until at least one year following the end of the month in which our first registration statement filed under the Securities Act is declared effective and we become subject to the reporting requirements of the Exchange Act, we will be required to amend or supplement the shelf registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the shelf registration statement will be suspended until the amendment or supplement, as the case may be, is filed and effective.
      A holder of shares of our common stock eligible to include shares in this shelf registration statement will be required to deliver a questionnaire to us to verify the holder’s information with respect to our common stock.
      A holder who sells our common stock pursuant to this shelf registration statement will be required to be named as a selling stockholder in this prospectus, as it may be amended or supplemented from time to time, and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of our common stock must deliver information to be used in connection with the shelf registration statement in order to have such holder’s shares of our common stock included in the shelf registration statement.
      Each holder will be deemed to have agreed that, upon receipt of notice of the occurrence of any event which makes a statement in the prospectus which is a part of the shelf registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the registration rights agreement, such holder will suspend the sale of our common stock pursuant to such prospectus until we have amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended or supplemented prospectus to such holder or we have given notice that the sale of the common stock may be resumed.
      We have agreed to use our commercially reasonable efforts to satisfy the criteria for listing and list or include (if we meet the criteria for listing on such exchange or market) our common stock on the New York Stock Exchange, American Stock Exchange or The NASDAQ National Market (as soon as practicable, including seeking to cure in our listing or inclusion application any deficiencies cited by the exchange or market), and thereafter maintain the listing on such exchange. We intend to apply on the NYSE.

LEGAL MATTERS
      The validity of the shares offered hereby will be passed upon for us by Proskauer Rose LLP, New York, New York.
EXPERTS
      The consolidated financial statements of Aveta Inc. and subsidiaries as of December 31, 2005 and 2004 and for the year ended December 31, 2005 and the one month ended December 31, 2004; the financial statements of MMM Healthcare, Inc. (predecessor to Aveta Inc.) for the eleven months ended November 30, 2004 and the year ended December 31, 2003; and the combined financial statements of PrimeCare International Inc., North American Medical Management California, Inc. and North American Medical Management — Illinois and their subsidiaries as of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003, the five months ended December 31, 2002 and the seven months ended July 30, 2002, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS
AVETA INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS AVETA HOLDINGS, LLC AND GREEN FIELD II, LLC)
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR
ENDED DECEMBER 31, 2005, ONE MONTH ENDED DECEMBER 31, 2004,
ELEVEN MONTHS ENDED NOVEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003.

Page

Reports of Independent Registered Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and December 31, 2004	F-4
 Consolidated Statements of Operations for year ended December 31, 2005 and one month ended December 31, 2004 (Successor); eleven months ended November 30, 2004 and year ended December 31, 2003 (Predecessor)
F-5
 Consolidated Statement of Stockholders’ and Members’ Equity and Comprehensive Income for year ended December 31, 2005 and one month ended December 31, 2004 (Successor); eleven months ended November 30, 2004 and year ended December 31, 2003 (Predecessor)
F-6
 Consolidated Statements of Cash Flows for the year ended December 31, 2005 and one month ended December 31, 2004 (Successor); eleven months ended November 30, 2004 and year ended December 31, 2003 (Predecessor)
F-7
Notes to Consolidated Financial Statements	F-8
PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC. AND SUBSIDIARIES
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE
YEARS ENDED DECEMBER 31, 2004 AND 2003,
FIVE MONTHS ENDED DECEMBER 31, 2002 AND SEVEN MONTHS ENDED JULY 30, 2002.

Report of Independent Registered Accounting Firm	F-32
Combined Balance Sheets as of December 31, 2004, and 2003	F-33
Combined Statements of Operations for the years ended December 31, 2004 and 2003, five months ended December 31, 2002 and seven months ended July 30, 2002	F-34
Combined Statements of Shareholder’s Equity (Deficit) for the years ended December 31, 2004 and 2003, five months ended December 31, 2002 and seven months ended July 30, 2002	F-35
Combined Statements of Cash Flows for the years ended December 31, 2004 and 2003, five months ended December 31, 2002 and seven months ended July 30, 2002	F-36
Notes to Combined Financial Statements	F-37
PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC. AND SUBSIDIARIES
FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND DECEMBER 31, 2004 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

Condensed Combined Balance Sheets as of June 30, 2005 (unaudited) and December 31, 2004	F-49
Condensed Combined Statements of Operations for the six months ended June 30, 2005 and 2004 (unaudited)	F-50
Condensed Combined Statements of Cash Flows for the six months ended June 30, 2005 and 2004 (unaudited)	F-51
Notes to Condensed Combined Financial Statements (unaudited)	F-52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Aveta Inc.
      We have audited the accompanying consolidated balance sheets of Aveta Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ and members’ equity and comprehensive income (loss), and cash flows for the year ended December 31, 2005 and one month ended December 31, 2004 (Successor Period). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aveta Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the year ended December 31, 2005 and one month ended December 31, 2004 (Successor Period), in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
New York, New York
April 7, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Aveta Inc.
      We have audited the accompanying statement of operations, stockholders’ equity and comprehensive income, and cash flows of MMM Healthcare, Inc. (Predecessor to Aveta Inc.) for the eleven months ended November 30, 2004 and the year ended December 31, 2003 (Predecessor Period). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of MMM Healthcare, Inc. (Predecessor to Aveta Inc.) for the eleven months ended November 30, 2004 and the year ended December 31, 2003 (Predecessor Period), in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
November 4, 2005
San Juan, Puerto Rico
Stamp No. 2058426 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report

AVETA INC. AND SUBSIDIARIES
(Formerly known as Aveta Holdings, LLC and Green Field II, LLC)
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and December 31, 2004

	December 31, 2005	December 31, 2004

	(In thousands except share data)
ASSETS
Current assets:
Cash and cash equivalents	$67,135	$21,252
Investments	38,930	33,088
Receivables, net	48,271	4,522
Deferred income taxes	2,241	—
Prepaid expenses and other current assets	4,760	2,348

Total current assets	161,337	61,210
Property and equipment, net	8,093	3,477
Goodwill	218,955	128,610
Other intangible assets, net	99,483	70,354
Debt issuance costs, net	8,734	4,731
Other assets	2,166	450

Total assets	$498,768	$268,832

Liabilities, and Stockholders’ and Members’ Equity
Current liabilities:
Medical claims liabilities	91,559	44,671
Accounts payable and accrued expenses	26,626	8,656
Current maturities of long-term debt	4,200	1,280
Income taxes payable	11,403	2,364
Due to Aveta Health, Inc.	4,315	—
Deferred income taxes	—	45

Total current liabilities	138,103	57,016
Long-term debt, less current installments	282,800	143,486
Deferred income taxes	38,096	27,438
Minority interests	1,548	—

Total liabilities	460,547	227,940

Stockholders’ and members’ equity:
Preferred stock, par value $0.001 per share, 5,000,000 shares authorized; -0-shares issued and outstanding	—	—
Common stock, par value $0.001 per share, 250,000,000 shares authorized, 88,000,000 shares issued and 78,000,000 shares outstanding at December 31, 2005	88	—
Additional paid-in capital	166,712	—
Members’ interest at December 31, 2004	—	40,785
Accumulated deficit	(885)	—
Unearned compensation	(738)	—
Accumulated other comprehensive (loss) income	(56)	107
Less treasury stock at cost, 10,000,000 shares at December 31, 2005	(126,900)	—

Total stockholders’ equity at December 31, 2005 and members’ equity at December 31, 2004	38,221	40,892

Total liabilities, and stockholders’ and members’ equity	$498,768	$268,832

See accompanying notes to consolidated financial statements.

AVETA INC. AND SUBSIDIARIES
(Formerly known as Aveta Holdings, LLC and Green Field II, LLC)
CONSOLIDATED STATEMENTS OF OPERATIONS
Year ended December 31, 2005, One month ended December 31, 2004,
Eleven months ended November 30, 2004 and Year ended December 31, 2003

	Successor		Predecessor

		One	Eleven
		Month	Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	November 30,	December 31,
	2005	2004	2004	2003

	(In thousands except share and per share data)
Revenues:
Premiums earned	$721,584	$35,742	$292,529	$145,215
Management fees	9,866	—	—	—
Bonus incentive program	—	—	—	2,283
Investment income	5,054	175	1,691	520
Other income	102	1	19	30

Total revenues	736,606	35,918	294,239	148,048

Costs and expenses:
Medical costs and claims	571,030	25,251	239,828	108,747
Selling, general and administrative expenses (including non-cash incentive interest compensation charges of $6,282 in 2005)	81,544	4,023	30,760	22,330
Depreciation and amortization	15,491	1,137	815	602
Interest expense	34,222	1,367	—	—

Total costs and expenses	702,287	31,778	271,403	131,679
Income before income taxes and minority interests	34,319	4,140	22,836	16,369
Provision for income taxes	29,458	1,979	—	—

Income before minority interests	4,861	2,161	22,836	16,369
Minority interests	672	—	—	—

Net income	$4,189	$2,161	$22,836	$16,369

Supplemental unaudited pro forma net income per share:
Basic	$0.13
Diluted	$0.13
Shares used in computing unaudited pro forma net income per share:
Basic	61,776,819
Diluted	63,082,192
See accompanying notes to consolidated financial statements.

AVETA INC. AND SUBSIDIARIES
(Formerly known as Aveta Holdings, LLC and Green Field II, LLC)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ AND MEMBERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)
Year ended December 31, 2005, One month ended December 31, 2004,
Eleven months ended November 30, 2004 and Year ended December 31, 2003

	Predecessor

						Accumulated		Total
				Retained		Other		Stockholders’
		Additional		Earnings and		Comprehensive		and
	Common	Paid-In	Members’	(Accumulated	Unearned	(Loss)	Treasury	Members’
	Stock	Capital	Interest	Deficit)	Compensation	Income	Stock	Equity

	(In thousands except share data)
Balances at December 31, 2002	$2	$1,999	$—	$2,263	$—	$—	$—	$4,264
Net income	—	—	—	16,369	—	—	—	16,369
Distributions paid, including withholding taxes paid	—	—	—	(14,052)	—	—	—	(14,052)

Balances at December 31, 2003	2	1,999	—	4,580	—	—	—	6,581
Comprehensive income:
Net income	—	—	—	22,836	—	—	—	22,836
Net unrealized change in investment securities available for sale	—	—	—	—	—	(513)	—	(513)

Total comprehensive income								22,323

Distributions paid including withholding taxes	—	—	—	(23,313)	—	—	—	(23,313)

Balances at November 30, 2004	$2	$1,999	$—	$4,103	$—	$(513)	$—	$5,591

	Successor

Balances at inception, December 1, 2004	$—	$—	$—	$—	$—	$—	$—	$—
Capital contributions including deemed contributions	—	—	38,596	—	—	—	—	38,596
Compensation charges related to incentive interests	—	—	28	—	—	—	—	28
Comprehensive income:
Net income	—	—	2,161	—	—	—	—	2,161
Net unrealized change in investment securities available for sale	—	—	—	—	—	107	—	107

Total comprehensive income								2,268

Balances at December 31, 2004	—	—	40,785	—	—	107	—	40,892
Recognition of unearned compensation on incentive interests	—	—	5,569	—	(5,569)	—	—	—
Compensation charges related to incentive interests	—	—	1,451	—	4,831	—	—	6,282
Distributions paid	—	—	(203,553)	—	—	—	—	(203,553)
Comprehensive income:
Net income	—	—	5,074	—	—	—	—	5,074
Net unrealized change in investment securities available for sale	—	—	—	—	—	(163)	—	(163)

Total comprehensive income								4,911

Balances at December 29, 2005	—	—	(150,674)	—	(738)	(56)	—	(151,468)
Issuance of common stock (63,000,000 shares) in exchange for members’ interests	63	(150,737)	150,674	—	—	—	—	—
Sale of common stock 25,000,000 shares	25	317,449	—	—	—	—	—	317,474
Purchase of treasury stock 10,000,000 shares	—	—	—	—	—	—	(126,900)	(126,900)
Comprehensive loss:
Net loss	—	—	—	(885)	—	—	—	(885)

Total comprehensive loss								(885)

Balances at December 31, 2005	$88	$166,712	$—	$(885)	$(738)	$(56)	$(126,900)	$38,221

AVETA INC. AND SUBSIDIARIES
(Formerly known as Aveta Holdings, LLC and Green Field II, LLC)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31, 2005, One month ended December 31, 2004, Eleven months ended
November 30, 2004 and Year ended December 31, 2003

	Successor		Predecessor

	Year Ended	One Month Ended	Eleven Months Ended	Year Ended
	December 31,2005	December 31, 2004	November 30, 2004	December 31, 2003

	(In thousands)
Cash flows from operating activities:
Net income	$4,189	$2,161	$22,836	$16,369
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,491	1,137	815	602
Amortization and write off of debt issuance costs	5,338	79	—	—
Amortization of discount on unsecured note	447	56	—	—
Non-cash compensation charges	6,282	28	—	—
Deferred tax provision	(6,299)	(385)	—	—
Net unrealized change in investment securities available for sale	(163)	(35)	—	—
Minority interests	672	—	—	—
Other	(237)	468	—	—
Increase (decrease) in cash, net of effects of acquisitions, due to changes in:
Receivables, net	(33,758)	(339)	(2,918)	(67)
Prepaid expenses and other current assets	625	25	(105)	(176)
Other assets	(428)	(1,272)	(2,801)	(162)
Accounts payable and accrued expenses	5,275	(168)	7,490	154
Medical claims liabilities	24,851	(2,185)	28,716	10,612
Income taxes payable	9,039	2,364	—	—
Unearned premiums	(46)	57	(18,064)	10,244

Net cash provided by operating activities	31,278	1,991	35,969	37,576

Cash flows from investing activities:
Purchase of property and equipment	(4,284)	(231)	(1,519)	(2,212)
Cash paid for acquisitions, net of cash acquired	(61,687)	(136,815)	—	—
Payment of earn-out provision	(37,100)	—	—	—
Settlement of purchase accounting adjustments	5,073	—	—	—
Investments purchased	(110,614)	(482)	(23,504)	(13,851)
Proceeds from investments sold and matured	104,263	13	5,367	6,100

Net cash used in investing activities	(104,349)	(137,515)	(19,656)	(9,963)

Cash flows from financing activities:
Proceeds from long-term debt	465,500	128,000	—	—
Cash paid for debt issuance costs	(9,340)	(3,677)	—	—
Repayments of long-term debt	(323,627)	—	—	—
Distributions to minority interests	(600)	—	—	—
Distributions paid	(203,553)	—	(19,173)	(12,350)
Payments of amounts owed to former stockholders’ of MMM Healthcare	—	(4,547)	—	—
Net proceeds from sale of common stock	317,474	—	—	—
Purchase of treasury stock	(126,900)	—	—	—
Capital contribution by members	—	37,000	—	—

Net cash provided by (used in) financing activities	118,954	156,776	(19,173)	(12,350)

Net increase (decrease) in cash and cash equivalents	45,883	21,252	(2,860)	15,263
Cash and cash equivalents at beginning of period	21,252	—	27,082	11,819

Cash and cash equivalents at end of period	$67,135	$21,252	$24,222	$27,082

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$15,622	$81	$—	$—
Income taxes	30,364	—	—	—
Deemed capital contribution	—	1,596	—	—
Liabilities assumed in acquisitions	55,375	87,993	—	—
See accompanying notes to consolidated financial statements.

AVETA INC. AND SUBSIDIARIES
(Formerly known as Aveta Holdings, LLC and Green Field II, LLC)
Notes to Consolidated Financial Statements
(In thousands except per share data)

(1)	Organization
      Aveta Inc., (the Company), formerly known as Aveta Holdings, LLC (through December 29, 2005) and Green Field II, LLC (through August 22, 2005), was initially formed as a Delaware limited liability company on August 4, 2004 to acquire MMM Healthcare, Inc. (MMM Healthcare), a corporation organized under the laws of the Commonwealth of Puerto Rico. The Company commenced operations on December 1, 2004. On August 22, 2005, the Company acquired NAMM Holdings, Inc. (NAMM) from Aveta Health Inc. (Aveta Health). These acquisitions are discussed in Note 3. The Company converted its corporate structure from a limited liability company to a “C” corporation under the Internal Revenue Code subject to Federal and State corporate tax as of December 29, 2005.
      MMM Holdings, Inc. (MMM Holdings) was organized under the laws of the Commonwealth of Puerto Rico for the purpose of acquiring MMM Healthcare and is wholly owned by Aveta Inc.
      The Company provides managed care services primarily for Medicare beneficiaries. The Company also provides managed care services for non-Medicare, or commercial beneficiaries and provides management services for independent physician associations, or IPAs, and for physician hospital organizations, or PHOs. The Company markets its managed care services primarily in Puerto Rico and also provides services in California and Illinois.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation
      The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. The following is a summary of significant accounting policies used in the preparation of the accompanying consolidated financial statements.
      The accompanying consolidated financial statements include (i) the Company’s results of operations for the year ended December 31, 2005 and the one month ended December 31, 2004 (Successor), and (ii) MMM Healthcare’s results for the eleven months ended November 30, 2004 and year ended December 31, 2003 (Predecessor).

(b)	Principles of Consolidation
      The consolidated financial statements include the financial statements of the Company and its subsidiaries since the date of their acquisition as described in Note 3. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Recognition of Premium Revenue and Management Fees
      Premium revenue is recognized as revenue over the period in which service or benefits are obligated to be provided.
      Substantially all revenues recognized by MMM Healthcare are received from the Centers for Medicare and Medicaid Services (CMS). Revenues are recognized ratably over the period of coverage based on anticipated CMS reimbursement rates and the number and expected Medicare and Medicaid eligibility status of enrollees. Actual amounts received from CMS are subject to adjustment based on subsequent review of members’ eligibility or retroactive adjustments of reimbursement rates. An estimate is made of such retroactive adjustments based on historical trends, premiums billed, number of members, expected eligibility and other information. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year’s results.

      NAMM contracts with various health maintenance organizations (HMOs) to provide professional and institutional health care services to HMO enrollees. Under these contracts, NAMM generally receives a per enrollee amount (capitation payment) each month. Capitation payments are recognized as revenue in the month in which enrollees are entitled to care. Medical service contracts with third-party payors are generally for a one-year term and are renewable annually. As of December 31, 2005, NAMM has full-risk health care services contracts with two third-party payors, which represent 6.1% and 1.9% of total premiums revenue for the year ended December 31, 2005.
      NAMM enters into management services agreements with health care providers in exchange for a management fee. The agreement terms generally include a fixed and variable component. The fixed component is determined by a fixed amount per month per enrolled member attributable to the medical service provider. The variable component is determined by a percentage of the medical provider’s surplus as contractually defined in the agreements. Management fee revenue is recognized in the month services are provided.

(d)	Investments
      Investment securities at December 31, 2005 and December 31, 2004, consisted of U.S. Treasury securities, bond mutual funds, corporate debt, and equity securities. The Company classifies its debt securities in one of three categories: trading, available-for-sale, or held to maturity. The Company classifies its equity securities as either trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available-for-sale.
      Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in operations. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from operations and are reported as a separate component of stockholders’ or members’ equity, net of related taxes until realized. Realized gains and losses from the sale of available-for-sale securities are included in operations and determined on a specific-identification basis.
      Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains and losses are recognized in operations for transfers into trading securities. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders’ or members’ equity, net of related income taxes. The unrealized holding gains or losses included in the separate component of other comprehensive income for securities transferred from available for sale to held to maturity, are maintained and amortized into operations over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.
      A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to operations and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee.
      Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

(e)	Receivables
      Receivables are stated net of the allowance for doubtful accounts of $979 and $181 as of December 31, 2005 and 2004, respectively. The allowance for doubtful receivables is based on management’s evaluation of the aging of accounts and other such factors, which deserve current recognition. Actual results could differ from these estimates. Receivables are charged against their respective allowance accounts when deemed to be uncollectible.

(f)	Property and Equipment
      Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements, over the lease term, if shorter. Costs of computer equipment, programs, systems, installations, and enhancements are capitalized in accordance with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Costs of computer software are amortized over their estimated useful lives from the date placed in into production. Maintenance and repairs are expensed as incurred.

(g)	Medical Claim Liabilities
      Medical claim liabilities are accrued as services are rendered, including claims in process and an estimate for claims incurred but not yet reported which is determined based upon an actuarial analysis of the Company’s historical claim payment patterns, management estimates, and other statistics. In addition, the Company contracts with various service providers which are compensated based on a capitation basis. Expenses related to these providers, which are based in part on estimates, are recorded in the period in which the related services are rendered.
      The medical claim liabilities are necessarily based on estimates and, while management believes that the amounts are adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in the consolidated statements of operations of the current period. The actual results could differ materially from the amount recorded in the consolidated financial statements of the Company.

(h)	Debt Issuance Costs
      Debt issuance costs associated with the loans payable are being amortized on a straight-line basis over the six-year term of the loan which approximates the effective interest method.

(i)	Income Taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.
      Aveta Inc. was a partnership for income tax purposes, through December 29, 2005 at which time it became a “C” corporation for Federal income tax purposes. Accordingly, Aveta Inc. has not provided for federal and state income taxes through December 29, 2005 since all income or loss was passed through directly to its members. The Company does provide for income taxes paid by its subsidiaries, MMM Holdings, MMM Healthcare and NAMM.
      On December 1, 2004, pursuant to the acquisition of MMM Healthcare by the Company, MMM Healthcare changed its tax status for Puerto Rico income taxes purposes to an other than life insurance entity, as defined in the Puerto Rico Internal Revenue Code, as amended. Other than life insurance entities are taxed essentially the same as other corporations with taxable income determined on the basis of the statutory annual statements filed with the insurance regulatory authorities. MMM Holdings is taxed as a regular corporation, as defined in the Puerto Rico Internal Revenue Code, as amended.
      NAMM, a “C” Corporation, is subject to Federal and state corporate income taxes.
      In January 2003, MMM Healthcare (the predecessor), filed an application with the Puerto Rico Department of Treasury to be taxed as a corporation of individuals under Subchapter N of the Puerto Rico Internal Revenue code (the Code), as amended. Consequently, no income tax was reported in the accompanying consolidated statements of operations for MMM Healthcare for the eleven months ended November 30, 2004 and year ended December 31, 2003.

(j)	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of
      Long-lived assets such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. No impairment of long-lived assets has been recognized in any of the periods presented.

(k)	Goodwill and Intangible Assets
      Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life such as the acquired trademarks from MMM Healthcare and NAMM are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company completed its annual impairment review at December 31, 2005, and determined that no impairment charge was required.

(l)	Accounting for Equity-Based Compensation
      The Company follows the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” The provisions of SFAS No. 123 allow the Company to either expense the estimated fair value of equity-based compensation or to continue to follow the intrinsic value method set forth in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” but disclose the proforma effect on net income had the fair value of the equity interests been expensed. The Company has elected to continue to apply APB No. 25 in accounting for equity interests issued to employees. As discussed in Note 16, the Company has recorded certain equity incentive interests in compensation expense based on the fair values of the interests on the date of grant, which also approximated their intrinsic value. As a result, the Company reported net income is the same as if the fair value of the equity interests had been expensed under the provisions of SFAS No. 123.
      For equity interests issued to non-employees, the Company follows EITF Issue 96-18, “Accounting For Equity Instruments that Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services,” which requires that compensation expense related to non-employee equity interests subject to change each reporting period based upon the then fair value of these equity interests until expiration of the grant vesting period.

(m)	Use of Estimates
      The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of valuation allowances for receivables, property and equipment, intangible assets, deferred tax assets, the carrying value of medical claim liabilities, and the determination of compensation expenses related to equity interests. Actual results could differ from those estimates.

(n)	Fair Value of Financial Instruments
      The fair value information of financial instruments in the accompanying consolidated financial statements was determined as follows:

(i) Cash and Cash Equivalents

The carrying amount approximates fair value because of the short-term nature of such instruments.

(ii) Investments

The fair value of investment securities is estimated based on quoted market prices for those or similar investments provided by outside securities consultant prices provided by market makers. Additional information pertinent to the estimated fair value of investment in securities is included in Note 4.

(iii) Receivables, Accounts Payable, and Accrued Expenses

The carrying amount of receivables, accounts payable and accrued expenses approximates fair value because they mature and should be collected or paid within 12 months after year end.

(iv) Long-Term Debt

The carrying amount of the loans payable to bank approximates fair value due to its floating interest-rate structure. The fair value of the subordinated note payable to former shareholder as of December 31, 2004 approximated carrying amount because of the proximity of its issuance date on November 30, 2004.

(o)	New Accounting Standards
      On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payments” (SFAS No. 123(R)”) which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and amends SFAS No. 95, “Statement of Cash Flows” (“SFAS No. 95”). Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be permitted.
      SFAS No. 123(R) must be adopted no later than January 1, 2006. The Company will adopt the “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.
      As discussed in Note 20, the Company adopted a stock option plan in February 2006 and, accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our future results of operations.
      Statement of Financial Accounting Standards (SFAS) No. 153, “Exchanges of Nonmonetary Assets, an Amendment of Accounting Principles Board (APB) Opinion No. 29,” was issued in December 2004. This statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges on nonmonetary assets that do not have commercial substance. The Company is required to adopt SFAS No. 153 on January 1, 2006. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s consolidated financial statements.

(p)	Treasury Stock
      The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The Company plans to retire these shares in 2006, and accordingly, no subsequent re-issuance of these shares is expected.

(q)	Reclassifications
      Certain reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation, including the presentation of the statements of cash flows from the direct method to the indirect method, the classification of the amortization of debt issuance costs as interest expense, and the presentation of depreciation and amortization separately on the consolidated statements of operations, to conform to the current year’s presentation.

(r)	Cash and Cash Equivalents
      The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(s)	Operating Leases
      The Company recognizes rent expense from operating leases with periods of free and scheduled rent increases on a straight-line basis over the applicable lease term. The Company considers lease renewals in the useful life of its leasehold improvements when such renewals are reasonably assured. From time to time, the Company may receive capital improvement funding from its lessors. These amounts are recorded as deferred liabilities and amortized over the remaining lease term as a reduction of rent expense.

(t)	Supplemental Unaudited Pro Forma Net Income Per Share
      Unaudited supplemental pro forma basic and diluted net income per share have been computed by dividing pro forma net income by the shares outstanding assuming the conversion from an LLC to a C Corporation occurred as of January 1, 2005 and adjusted for the sale of 25,000 shares of common stock in a private placement and the repurchase of 10,000 shares, both of which occurred on December 29, 2005 and as further described in Note 16. Pro forma income reflects an adjustment for a pro forma tax benefit assuming the Company has been a “C” Corporation throughout calendar 2005.

      The following table sets forth the computation of the supplemental unaudited pro forma basic and diluted net income per share for the year ended December 31, 2005:

Net income	$4,189
Plus: pro forma tax benefit	3,826

Pro forma net income	8,015

Pro forma shares:
Total common shares converted	63,000
Weighted average of 25,000 shares issued on December 29, 2005	137
Weighted average of 10,000 shares repurchased on December 29, 2005	(55)
Common shares attributable to unvested incentive interests	(1,305)

Weighted average number of common shares — basic	61,777
Shares attributable to unvested incentive interests	1,305

Weighted average number of common shares — diluted	63,082

Pro forma net income per share:
Basic	$0.13

Diluted	$0.13

(3)	Acquisitions

(a)	MMM Healthcare, Inc.
      On August 10, 2004, the Company through its subsidiary, MMM Holdings, entered into a stock purchase agreement, whereby MMM Holdings would acquire at closing all of the issued and outstanding shares of MMM Healthcare, after obtaining the approval from the Office of the Commissioner of Insurance of the Commonwealth of Puerto Rico (Puerto Rico Commissioner of Insurance). The transaction was effective on December 1, 2004 at which time MMM Healthcare became an indirectly wholly owned subsidiary of the Company.
      MMM Healthcare was organized under the laws of the Commonwealth of Puerto Rico during September 2000, to develop and provide Medicare Advantage Plan (formerly known as Medicare + Choice) coverage to residents of Puerto Rico who are eligible for Medicare benefits. The plan offered by MMM Healthcare provides plan members with full Medicare benefits plus coverage of Medicare deductibles and co-payment amounts and additional benefits that Medicare does not provide. The plan operates as a Health Services Organization (HSO) whereby members will be covered for care provided by physicians, hospitals, and other healthcare providers.
      MMM Healthcare offers its Medicare Advantage Plan pursuant to a contract with the CMS, a federal agency within the U.S. Department of Health and Human Services. Under the terms of this contract, CMS pays MMM Healthcare a fixed amount for each healthcare member of MMM Healthcare’s coordinated care plan and MMM Healthcare provides the coverage to that member for the health services provided. The contract is for a period of one year commencing January 1 and ending on December 31, and can be renewed for periods of one year, as defined in the contract. The contract was renewed effective January 1, 2006 for a period of one year. MMM Healthcare also offers supplemental health coverage in addition to the Medicare Advantage Plan.
      The consideration for the acquisition consisted of $160,000 of cash and a subordinated promissory note of $20,000 to the former owners (discounted to $16,710). The repayment of this promissory note was subordinated to the senior debt of the Company. The annual interest rate on the note was 5% for the first four year and 10% thereafter. The note was discounted to estimated fair value based on a 10% implicit interest rate on the date of the acquisition. There was also a contingent earn out provision of up to $37,100 based on the actual results of operations for fiscal year 2005 compared to pre-established targets.
      The following table summarizes the fair values of assets acquired and liabilities assumed as of the effective date of the acquisition:

Cash and investments	$57,122
Net receivables	4,239
Property and equipment	3,356
Other assets	1,046
Goodwill	128,610
Member list	53,000
Trademarks	17,000
Other intangibles	1,386

Total assets acquired	265,759
Total liabilities assumed	87,993

Net assets acquired	$177,766

      The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company’s management based on available information and on assumptions as to future operations. The allocations of purchase price were subject to revision based on the final determination of fair values.
      The identified intangible assets include a Medicare member list amounting to $53,000 (4.3-year useful life), trademarks amounting to $17,000 (indefinite useful life), provider network amounting to $170 (17-year useful life), in-house developed software amounting to $719 (5-year useful life), and licenses, accreditations, and permits amounting to $497 (indefinite useful life). The goodwill balance of $128,610 is not subject to amortization and is tested for impairment annually. As further discussed in Note 7, the goodwill balance was reduced by $5,073 in 2005 to reflect the determination of a contingent receivable and other adjustments to liabilities assumed at the date of the acquisition.
      In August 2005, the Company paid the former shareholders of MMM Healthcare the contingent earn out of $37,100 based on fiscal 2005 results and paid off the subordinated promissory note at its face value of $20,000 plus accrued interest. The payment of the earn out was reflected as an addition to goodwill. In accordance with the terms of the acquisition agreement, in August 2005, the former owners of MMM Healthcare reimbursed the Company $2,268 for medical claims paid subsequent to the November 30, 2004 acquisition date in excess of the recorded claims payable liability which has been reflected as a reduction of medical costs and claims in the consolidated statements of operations for the year ended December 31, 2005.

(b)	NAMM Holdings, Inc.
      On August 22, 2005, the Company acquired all of the outstanding common stock of NAMM, from Aveta Health, Inc. (Aveta Health) for $95,756. NAMM includes its subsidiaries PrimeCare Medical Network, NAMM California, and NAMM Illinois. PrimeCare Medical Network has nine subsidiaries consisting of IPA’s. The three principal investors of the Company also own a majority interest in Aveta Health.
      Prior to the consummation of the transaction, Aveta Health effected a reorganization of the businesses to be acquired. PrimeCare International, Inc. (the former parent of PrimeCare Medical Network) was merged into NAMM, which was newly formed. All of the issued and outstanding shares of North American Medical Management California, Inc. were transferred to NAMM, substantially all of the assets of North American Medical Management-Illinois, Inc. were transferred to NAMM Illinois, Inc. and all of the issued and outstanding shares of NAMM Illinois, Inc. were transferred to NAMM. At the time of the reorganization, North American Medical Management — Illinois, Inc., through its wholly-owned subsidiary Aveta Health Illinois, Inc., (Aveta Health Illinois) held an HMO license in the State of Illinois, a contract with CMS to operate a Special Needs Plan (SNP), and $2,000 in deposits required for regulatory purposes. In order to consummate the acquisition prior to receipt of approval from the State of Illinois for a change of control of Aveta Health Illinois, North American Medical Management-Illinois, Inc. did not transfer the stock of Aveta Health Illinois to NAMM Illinois. Aveta Health has agreed to continue to use its commercially reasonable efforts to obtain such approval as quickly as practicable, effectuate the transfer of Aveta Health Illinois to NAMM as promptly as practicable after approval, for no additional consideration, and continue to operate Aveta Health Illinois consistent with past practices. These regulatory approvals have not yet been received and Aveta Health Illinois has not yet been transferred as of December 31, 2005. If the Company does not receive those approvals prior to when the SNP is scheduled to be launched, the Company will enter into an agreement with Aveta Health Illinois to manage the SNP in exchange for the economic risks and benefits associated with operating the SNP.
      The results of operations of NAMM are reflected from August 23, 2005 through December 31, 2005 in the accompanying consolidated statements of operations for the year ended December 31, 2005.
      The following table summarizes the fair value of assets acquired and liabilities assumed as of the effective date of the acquisition:

Current assets, principally cash and cash equivalents and receivables	$47,325
Property and equipment	2,369
Other assets	780
Goodwill	58,318
Customer relationships	30,100
Trademarks	10,700
Other intangibles	1,539

Total assets acquired	151,131
Total liabilities and minority interests assumed	55,375

Net assets acquired	$95,756

      The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company’s management based on available information and on assumptions as to future operations. The allocation of the purchase price is subject to revision based on a final determination of fair values, The Company is currently assessing the amount of Federal and state net operating loss carry forwards that were acquired from NAMM.
      The identifiable intangible assets include various customer relationships amounting to $30,100 (14 year weighted average useful life), trademarks amounting to $10,700 (indefinite useful life), provider networks amounting to $939 (14.1 year weighted average useful life) and licenses, accreditations, and permits amounting to $600 (indefinite useful life). The net goodwill balance of $58,318 is not amortized and will be tested for potential impairment on an annual basis.
      Total liabilities assumed includes $4,544 due to Aveta Health for a purchase price adjustment as defined in the agreement related to the net assets of NAMM on the August 22, 2005 acquisition date, and the balance of this liability is included in the accompanying consolidated balance sheet as of December 31, 2005.
      The Chairman of the Board and the Chairman of the Executive Committee of the Company, who are both directors of the Company, have the following related-party interests with respect to Aveta Health as of the date of the acquisition:

•	they are also the Chairman and Chief Executive Officer of Aveta Health;

•	they have significant indirect equity interests in Aveta Health;

•	they received bonuses from Aveta Health in connection with the acquisition of NAMM by the Company; and

•	they receive compensation as employees from both Aveta Health and the Company.
      The director who is the current Chairman of the Executive Committee was also the President and CEO of the Company from January 2003 until November 2005.

(c)	Unaudited Pro Forma Financial Information
      The following unaudited pro forma financial information presents a summary of our consolidated results of operations for calendar 2005 and calendar 2004, assuming the acquisition of MMM Healthcare and NAMM had taken place as of January 1, 2005 and January 1, 2004, respectively:

	December 31,	December 31,
	2005	2004

Revenue	$938,173	$619,358
Net income (loss)	8,222	(4,097)
      The pro forma financial information has been prepared for comparative purposes only. The pro forma information does not purport to be indicative of operating results that would have been achieved had the acquisition taken place on the dates indicated or the results that may be obtained in the future.

(4)	Investments
      The amortized cost for debt and equity securities, gross unrealized gains, gross unrealized losses, and estimated fair value by major security type and class of security at December 31, 2005 and 2004 were as follows:

	December 31, 2005

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Investments — trading, at fair value:
Equity securities	$3,235	$75	$(4)	$3,306

Investments — available for sale, at fair value:
U.S. Treasury securities and obligations of U.S. government agencies, state and authorities	28,007	80	(397)	27,690
Corporate bonds	371	8	(3)	376

Total fixed maturities	28,378	88	(400)	28,066
Bonds and municipal securities held in mutual funds	7,304	68	(14)	7,358
Equity and other investments	206	—	(6)	200

Total investments — available for sale	35,888	156	(420)	35,624

Total investments	$39,123	$231	$(424)	$38,930

	December 31, 2004

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Investments — trading, at fair value:
Equity securities	$3,004	$36	$—	$3,040

Investments — available for sale, at fair value:
U.S. Treasury securities and obligations of U.S. government Agencies and authorities	19,957	93	(4)	20,046
Corporate bonds	154	3	—	157

Total fixed maturities	20,111	96	(4)	20,203
Bonds and municipal securities held in mutual funds	9,513	35	—	9,548
Equity and other investments	290	8	(1)	297

Total investments — available for sale	29,914	139	(5)	30,048

Total investments	$32,918	$175	$(5)	$33,088

      Fair values for debt and equity securities were determined using market quotations.
      Gross unrealized losses on investment available-for-sale of $420 and $5 as of December 31, 2005 and 2004 respectively, have been in a continuous loss position for less than 12 months. No impairments were identified nor recognized by the Company for the year ended December 31, 2005 or for the one month ended December 31, 2004.
      The amortized cost and estimated fair value of available-for-sale with fixed maturities securities at December 31, 2005 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2005

	Amortized	Estimated
	Cost	Fair Value

Due in one year or less	$3,716	$3,804
Due after one year through five years	18,099	17,699
Due after five years through ten years	294	308
Due after ten years	6,269	6,255

	$28,378	$28,066

      Information regarding unrealized gains and losses from investments for the period since inception from year ended December 31, 2005, for the one month period ended December 31, 2004 and for the eleven-month period ended November 30, 2004 are as follows:

	Successor		Predecessor

		One Month	Eleven Months
		Ended	Ended
	December 31,	December 31,	November 30,
	2005	2004	2004

Changes in unrealized gains and (losses):
Recognized in investment income:
Equity securities — trading	$71	$36	$85

Recognized in accumulated other comprehensive income (loss), net of related income tax expense:
Fixed maturities — available for sale	$(157)	$102	$(516)
Equity securities — available for sale	(6)	5	3

	$(163)	$107	$(513)

      There were no unrealized investment gains or losses for the year ended December 31, 2003.
      Components of investment income for year ended December 31, 2005, for the one month ended December 31, 2004, the eleven-month period ended November 30, 2004 and year ended December 31, 2003 were as follows:

	Successor		Predecessor

		One Month	Eleven Months
	Year Ended	Ended	Ended	Year Ended
	December 31,	December 31,	November 30,	December 31,
	2005	2004	2004	2003

Interest:
Cash equivalents	$1,903	$46	$267	$154
Debt securities	3,034	90	1,315	364
Equity securities — trading	71	36	85	—
Dividends:
Common stock	28	3	11	—
Preferred stock	18	0	13	2

Total	$5,054	$175	$1,691	$520

(5)	Medicare Payment System
      The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA) made numerous changes to the Medicare payment system. Under the new Medicare risk adjustment formula, Medicare Advantage plans are paid by CMS based on a member’s health condition and demographic data. The portion of the premium based on a member’s health was 30% in 2004 and 50% in 2005. The portion of the premium for 2006 will be 75% and the rate will be fully based on a member’s health beginning in 2007. As of December 31, 2005, the Company has estimated Medicare risk adjustment revenue due from CMS of approximately $43,389 for 2005 of which $39,423 is expected to be collected in 2006 and is reflected as a component of receivables in the accompanying consolidated balance sheet based on analysis of the health status of its members primarily related to the operations of MMM Healthcare. The Company also has a $2,127 receivable related to NAMM risk adjustment revenues for 2004 that is expected to be collected in 2006 and is reflected as a component of receivables. The amount of Medicare risk adjustment revenue recorded is subject to future adjustment based on the final determinations by CMS of the amounts actually due to the Company.
      During 2005, the Company received additional payments from CMS of approximately $10,094 for 2004 for Medicare risk adjustments of which $8,979 was reflected, net of income tax effect of $3,500, as purchase accounting adjustment to decrease goodwill by $5,478 and the balance of $1,115 was recorded as revenue as it relates to the month of December 2004, which was after the date of the acquisition. This amount had not been recorded as a receivable as of December 31, 2004 as the amount was not readily determinable based on available information.
      During 2003, MMM Healthcare as part of the contract with CMS, was eligible to participate in a bonus incentive program. Under the terms of this program, MMM Healthcare received 5% for each beneficiary enrolled in the plan during a twelve-month period, which ended September 30, 2002, and 3% during the twelve-month period ended September 2003. Total bonus incentive payments received under this program during the year ended December 31, 2003 amounted to approximately $2,283. The bonus incentive program expired on December 31, 2003.

(6)	Property and Equipment
      Property and equipment, net is comprised of the following:

		December 31,	December 31,
	Useful Lives	2005	2004

Office furniture and equipment	5 - 7	$2,202	$701
Computer equipment and software	3 - 5	5,092	1,250
Leasehold improvements	Term of Lease	2,918	1,631

		10,212	3,582
Less accumulated depreciation and amortization		(2,119)	(105)

Property and equipment, net		$8,093	$3,477

      Depreciation and amortization expense for the year ended December 31, 2005, the one month ended December 31, 2004, the eleven months ended November 30, 2004 and the year ended December 31, 2003 was $2,308, $105, $815 and $602, respectively.

(7)	Goodwill and Other Intangible Assets
      Changes in the carrying amount of goodwill for the year ended December 31, 2005, were as follows:

Balance at December 31, 2004	$128,610
Earn out payment for acquisition of MMM Healthcare	37,100
Final purchase accounting adjustments for MMM Healthcare	(5,073)
Acquisition of NAMM	58,318

Balance at December 31, 2005	$218,955

      The weighted-average useful life, gross carrying value, accumulated amortization and net carrying value of other intangible assets as of December 31, 2005 and December 31, 2004 are as follows:

		December 31, 2005			December 31, 2004

	Weighted-	Gross		Net	Gross		Net
	Average	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Useful Life	Value	Amortization	Value	Value	Amortization	Value

Medicare member list	4.3 Years	$53,000	$(13,247)	$39,752	$53,000	$(1,019)	$51,981
Customer relationships	14 Years	30,100	(794)	29,306	—	—	—
Trademarks	Indefinite	27,700	—	27,700	17,000	—	17,000
Software	5 Years	719	(156)	563	719	(12)	707
Provider networks	14.1 Years	1,109	(44)	1,065	170	(1)	169
Other with indefinite lives	Indefinite	1,097	—	1,097	497	—	497

Total		$113,725	$(14,241)	$99,483	$71,386	$(1,032)	$70,354

      Amortization of identified intangible assets with definite useful lives was $13,209 for the year ended December 31, 2005 and $1,032 for the one month ended December 31, 2004. Estimated amortization expense for the next five years is as follows: $14,760 for 2006, $14,760 for 2007, $14,760 for 2008, $5,098 in 2009 and $2,290 for 2010.

(8)	Medical Claims Liabilities
      The following table reconciles changes in medical claims liabilities for the year ended December 31, 2005, the one month ended December 31, 2004, the eleven months ended November 30, 2004 and the year ended December 31, 2003:

	Year Ended	One Month	Eleven Month	Year Ended
	December 31,	December 31,	November 30,	December 31,
	2005	2004	2004	2003

Medical claims liabilities at beginning of period	$44,671	$—	$18,140	$7,527
Medical claims assumed at date of acquisition	22,037	46,856	—	—
Medical costs and claims incurred:
Current period insured events	564,802	25,251	237,116	106,635
Prior period insured events	6,228	—	2,712	2,112

Total incurred	571,030	25,251	239,828	108,747

Payment for claims:
Current period insured events	473,243	4,433	190,260	88,496
Prior period insured events, including periods prior to the dates of the acquisitions	72,936	23,002	20,852	9,640

Total paid	546,179	27,435	211,112	98,136

Medical claims liabilities at end of period	$91,559	$44,671	$46,856	$18,140

      The amount for medical costs and claims incurred for prior period insured events for the year ended December 31, 2005 is net of a reimbursement from the prior owners of MMM Healthcare of $2,268, as further discussed in Note 3.
      The above table shows the components of changes in medical claims liabilities for the periods indicated. Medical claims liabilities includes claims in process as well as provisions for the estimate of incurred but not reported claims and provisions for disputed claims obligations. Such estimates are developed using actuarial principles and assumptions that consider among other things, contractual requirements, historical utilization trends and payment patterns, benefits changes, medical inflation, product mix, seasonality, membership and other relevant factors.
      Because medical claims liabilities includes various actuarially developed estimates, the Company’s actual health care services expense may be more or less than the Company’s previously developed estimates. As a result of change in estimate of insured events in prior years, the incurred claims for prior periods insured events during 2005, 2004, and 2003 was due to an unfavorable development of claims liabilities that is attributed to higher than expected cost per service and utilization trends. Management believes the amount of medical claims liabilities is reasonable and adequate to cover the Company’s liability for unpaid claims and for claims incurred but not yet reported as of December 31, 2005.

(9)	Leases
      In December 2005, the Company entered into a lease for approximately 10,000 square feet of office space in an office building owned by a company controlled by one of our principal stockholders and Chairman of our Board of Directors. The lease has a 10-year term and provides for base annual rent of $33.04 per square foot (plus annual increases). Rent expense is accrued using the straight-line method plus a proportionate share of taxes, insurance, common area charges and other operating costs. In addition, the Company paid approxi-

mately $450 for tenant improvements to the office. After the third anniversary of the commencement of the lease, the landlord has the power to terminate the lease within 180 days written notice.
      The Company has certain operating leases for office facilities and equipment that expire in various dates through July 2015. These leases, some of which are with a company affiliated with the former owners of MMM Healthcare, contain renewal clauses and require the Company to pay taxes, licenses and common area expenses. During the eleven months ended November 30, 2004 and the year ended December 31, 2003, MMM Healthcare paid $464 and $415, respectively, of rent charges to this company.
      Estimated future minimum lease commitments under such leases at December 31, 2005 follow:

Year ending December 31:
2006	$5,190
2007	4,701
2008	3,628
2009	3,581
2010	2,816
Thereafter	4,504

Total	$24,420

      Rent expense for year ended December 31, 2005, the one month ended December 31, 2004, the eleven months ended November 30, 2004 and the year ended December 31, 2003 was $3,203, $155, $1,784 and $1,932, respectively.

(10)	Income Taxes
      Prior to its conversion to a “C” Corporation, Aveta Holdings, LLC, was classified as a partnership for income tax purposes. Accordingly, the Company has not provided for federal and state income taxes at the corporate level since losses are passed directly to its members through December 29, 2005.
      The Company has provided taxes on the income of MMM Holdings, Inc., MMM Healthcare, Inc. and NAMM Holdings, Inc. from the dates of acquisition and for the corporate activities of Aveta Inc. for the two day period ended December 31, 2005. There was no income tax provision for the eleven months ended November 30, 2004 and the year ended December 31, 2003 as the predecessor was not subject to corporate income taxes as discussed below.
      In January 2003, the Company’s predecessor, MMM Healthcare, Inc. (MMM Healthcare) filed with the Department of the Treasury of the Commonwealth of Puerto Rico (the Department) an application to be treated as a corporation of individuals under Sub-Chapter N of the Code. Under the provisions of the Code applicable to Sub-Chapter N corporations, MMM Healthcare was not considered a taxable entity since its earnings are included by the stockholders in their personal tax returns. The Code requires Sub-Chapter N corporations to make withholdings of 33% of the estimated taxable income from MMM Healthcare’s operations that would be allocated to the Company’s stockholders and to remit such withholdings to the Department on the dates specified in the Code. During the eleven-month period ended November 30, 2004 and the year ended December 31, 2003, MMM Healthcare made withholding tax payments for approximately $10,013 and $5,737 respectively, that are included as a component of distributions in the consolidated statements of stockholders’ equity, members’ equity and comprehensive income (loss).
      The determination as to whether a company qualifies for taxation under Sub-Chapter N is subject to the interpretation of the Puerto Rico taxing authority. The Company believes that should this tax position be challenged, the ultimate impact of this tax exposure will not have a material impact on Aveta’s financial position or future results of operations or cash flows.
      On December 1, 2004, pursuant to the acquisition of MMM Healthcare by the Company, MMM Healthcare changed its tax status for Puerto Rico income taxes purposes to an other than life insurance entity, as defined in the Puerto Rico Internal Revenue Code, as amended. Other than life insurance entities are taxed essentially the same as other corporations with taxable income determined on the basis of the statutory annual statements filed with the insurance regulatory authorities. MMM Holdings is taxed as a regular corporation, as defined in the Puerto Rico Internal Revenue Code, as amended.
      The components of the provision for income taxes for the year ended December 31, 2005 and the one month ended December 31, 2004 are as follows:

	Year Ended	One Month
	December 31,	December 31,
	2005	2004

Current:
Federal	$2,294	$—
State	578	—
Puerto Rico	32,885	2,364

	35,757	2,364
Deferred:
Federal	(958)	—
State	(134)	—
Puerto Rico	(5,207)	(385)

	(6,299)	(385)
Total:
Federal	1,336	—
State	444	—
Puerto Rico	27,678	1,979

	$29,458	$1,979

      The income tax expense differs from by applying the U.S. statutory income tax rate of 35% to the income before taxes as a result of the following:

	Year Ended	One Month
	December 31,	December 31,
	2005	2004

Computed “expected” tax expense	$12,011	$1,614
Increase (reduction) in income taxes resulting from:
Change in valuation allowance	10,533	41
Tax exempt interest income	(953)	(47)
Impact of change in Puerto Rico income tax rates on deferred income taxes	310	—
State income taxes	289	—
Expenses of Aveta Holdings, LLC to be passed through to the LLC members for tax purposes	3,826	272
Differential between the Puerto Rico statutory rate of 41.5% and the U.S. statutory rate of 35%	3,323	0
Other, net	119	99

Provision for income taxes	$29,458	$1,979

      Deferred income taxes reflect the tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. The net deferred tax liability at December 31, 2005 and 2004 is composed of the following:

	December 31,	December 31,
	2005	2004

Gross deferred tax assets:
Net operating loss carry forwards	$10,576	$763
Accrued expenses	1,360	—
Partnership income	804	—
Provision for bad debts	382	—
Depreciation	25	—
Other	550	—

Total gross deferred tax assets	13,697	763

Gross deferred tax liabilities:
Purchased intangibles	(38,976)	(27,438)
Debt issuance costs	—	(723)
Other	—	(45)

Total gross deferred tax liabilities	(38,976)	(28,206)

Valuation allowance	(10,576)	(40)

Net deferred tax liability	$(35,855)	$(27,483)

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The net operating loss carry forward is related to the results of operations of the Company’s wholly owned subsidiary, MMM Holdings, the parent holding company of MMM Healthcare. Under Puerto Rico tax law, MMM Holdings and MMM Healthcare are not permitted to file a consolidated tax return. The operating loss carry forwards of MMM Holdings are the result of the interest expense and other charges related to the indebtedness held by MMM Holdings (see Note 11) in excess of revenues. Based upon the level of historical taxable losses and projections for future taxable losses, management believes it is more likely than not that the Company will not realize the benefits of these net operating loss carry forwards and has established a valuation allowance for the net deferred tax asset of MMM Holdings.
      At December 31, 2005, net operating losses available at MMM Holdings to offset future taxable income, if any, amounted to approximately $27,117 and begin to expire on 2012.
      Puerto Rico tax law provides for a 10% withholding tax on dividends paid outside of Puerto Rico. During December 2005, a $30,000 dividend distribution was made from MMM Healthcare to the members of Aveta Holdings, LLC. The $3,035 Puerto Rico withholding tax has been included in accounts payable in the accompanying consolidated balance sheet as of December 31, 2005 and was paid in the January 2006. The Company does not plan to make any further distributions from Puerto Rico and all remaining past and future earnings are expected to permanently invested in Puerto Rico. Accordingly, the Company has not provided withholding taxes on the remaining undistributed earnings of MMM Healthcare which totaled $3,659 at December 31, 2005.

(11)	Long-Term Debt
      A summary of the long-term debt as of December 31, 2005 and, 2004 is as follows:

	December 31	December 31
	2005	2004

Term loan	272,000	128,000
Revolving credit facility	15,000	—
Subordinated promissory note (net of discount of $3,324)	—	16,766

	287,000	144,766
Less current maturities	4,200	1,280

Total long-term debt, excluding current installments	$282,800	$143,486

      On August 22, 2005, the Company, through MMM Holdings and NAMM Holdings, entered into a six year term loan agreement totaling $440,000 with Bear Stearns (Bank Credit Facility) providing the Company with a $420,000 term loan and a $20,000 revolving credit facility. The borrowers are MMM Holdings ($340,000) and NAMM Holdings ($80,000) and the Company is a guarantor of both loans. The interest under the Bank Credit Facility is 3.50% above the applicable Eurodollar rate, LIBOR. At December 31, 2005, the interest rate under the term loan was 7.89% at December 31, 2005. The term loan requires quarterly payments of interest and principal through maturity. On an annual basis, there is also a cash flow sweep whereby 75% of free cash flow generated, as defined in the agreement, will be paid to Bear Stearns as repayment of the principal balance. Excluding any payments related to the required payments under the cash flow sweep provision, principal payments for the next five years are as follows: 2006-$4,200; 2007-$4,200; 2008-$4,200; 2009-$4,200 and 2010-$102,900. The excess cash flow requirement for 2005 has been waived by Bear Stearns.
      Outstanding borrowings under the Bank Credit Facility of $220,190 and $51,810 are secured by all of the outstanding shares of MMM Holdings and NAMM Holdings, respectively. The facility contains covenants, which among other things, require the Company to maintain minimum financial ratios, a minimum EBITA requirement, and imposes minimum capital requirements, limitations or prohibitions on the Company with respect to (i) the incurring of certain indebtedness, (ii) the creation of security interests on its assets, (iii) dividends declaration, (iv) sales of assets, and (v) acquisitions, among others.
      The revolving credit facility of $20,000 provides for revolving credit loans, letters of credit and swingline loans. Additionally, the revolving credit facility is available to secure letters of credit of up to $3,000 less the amount of any direct borrowings outstanding under the revolving credit facility. In addition, the revolving credit facility is available for swingline loans up to $5,000. As of December 31, 2005, $15,000 had been borrowed under the revolving credit facility. The revolver repayment date is August 22, 2011.
      Two shareholders of the Company are participants in the bank syndicate of the Bank Credit Facility.
      On August 22, 2005, the Company entered into a subordinated term loan with Citibank for $30,500. The loan was due no later than 2012 and was not payable until the Bank Credit Facility was paid in full. The annual stated interest rate of the note was 7.0% above the applicable Eurodollar rate, LIBOR. Interest accrued but was not payable until maturity. The subordinated term loan was repaid in full on December 29, 2005.
      In connection with the August 22, 2005 financing, MMM Holdings repaid the remaining balance of $127,400 on its term loan with Deutsche Bank. The Company paid a prepayment fee of $3,800, which has been charged to interest expense. The Company also wrote-off its unamortized debt issuance costs related to the term loan financing of $4,200. In addition, the Company repaid the face value of the $20,000 subordinated promissory note payable to the former stockholders of MMM Healthcare. The discount balance of the note at the time of the repayment was $2,800 and the difference was reflected as additional interest charge. The total charges incurred in connection with the refinancing were $10,800.
      On December 29, 2005, in connection with the equity transactions described in Note 16, the Company repaid $148,000 of the Bear Stearns term loans and the entire $30,500 subordinated debt owed to Citibank. On

December 30, 2005, the Company drew down $15,000 under the revolver facility. Interest expense, including the aforementioned charges, and amortization of debt issuance costs, was $34,222 for the year ended December 31, 2005.
      The Company has entered into an interest rate swap agreement in the notional amount of $64,000 in December 2004. The swap agreement provides for the Company to pay a fixed rate of 3.08% plus 7% for the period January 3, 2005 to November 30, 2005. As of November 30, 2005 the interest rate swap agreement had expired.
      The Company also entered into two interest rate cap agreements in December 2004 in the notional amount of $64,000. The first cap agreement provides for the Company to make a payment of $143 on November 30, 2005 and caps the LIBOR rate at 4.5% for the period November 30, 2005 to November 30, 2006. The second cap agreement provides for the Company to make a payment of $248 on November 30, 2006 and caps the LIBOR portion of the rate at 5.0% for the period November 30, 2006 to November 30, 2007.
      As of December 31, 2005, the the fair value of the interest rate cap agreements was an asset of $310. The change in the fair values of these agreements is reflected in statements of operations as interest expense. The Company recorded a net decrease in interest expense of $310 to reflect the change in the fair value of these agreements for the year ended December 31, 2005.

(12)	Concentration of Credit Risk
      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, bonds and interest rate cap agreements. The Company invests its excess cash primarily in money market funds. Although a majority of the cash accounts exceed the federally insured deposit amount, management does not anticipate nonperformance by financial institutions and reviews the financial viability of these institutions on a periodic basis. The Company attempts to limit its risk in investment securities by maintaining a diversified portfolio. The components of investment securities are shown in Note 4.

(13)	Employee Benefit Plan
      MMM Healthcare’s employees are covered by a qualified defined contribution pension plan sponsored by the Company. The Company matches employee contributions up to 10% of the employee’s salary. The Company’s contribution for this plan for the year ended December 31, 2005, the one month ended December 31, 2004, the eleven months ended November 30, 2004 and the year ended December 31, 2003 was $146, $18, $95 and $37, respectively.
      NAMM’s 401(k) defined contribution plan was transferred to Aveta Inc. on the date of acquisition in August 2005, and now covers the employees of NAMM and corporate. As discussed in Note 16, certain employees of Aveta Health became employees of Aveta corporate as of September 1, 2005. The company contributes 3% of the employee’s annual compensation in addition to a 2% profit sharing contribution. The Company’s contribution to this plan since the date of acquisition to December 31, 2005 was $375.
      In December 2005, the Company adopted a Retention Plan (the Plan) covering 13 key corporate and divisional employees. Under the terms of the Plan, awards vest and are paid in cash annually over a five year service period. Total payments under the plan are $6,172. Approximately, $1,360 vested immediately on December 31, 2005 and was recognized as compensation expense in 2005 and paid in February, 2006. The remaining $4,812 will be expensed ratably over the remaining service period. The Plan includes a possible acceleration of vesting and payments in the event of termination without cause, a change in control (as defined) or if earning targets exceed certain levels.

(14)	Commitments and Contingencies
      The Company and its subsidiaries are defendants in various lawsuits arising in the ordinary course of business. In the opinion of management, with the advice of its legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial position and results of operations of the Company.
      Under the terms of the agreement with CMS, MMM Healthcare is subject to audit of compliance with federal regulations. In September 2005, CMS completed its fieldwork for its most recent audit. Although the final report has not been issued, preliminary discussions have been held with representatives of CMS to discuss the outcome of the audit. Management believes no significant findings will be reported in the CMS final audit report. Future audits could result in claims against the Company.

(15)	Regulatory Requirements
      The Company’s two regulated subsidiaries, MMM Healthcare and PrimeCare Medical Network must comply with certain minimum capital or tangible net equity requirements in Puerto Rico and California, respectively. With respect to the Company’s statutory regulated subsidiaries, the minimum amount of capital required is based on formulas established by the Puerto Rico Insurance Department and the California Department of Managed Health Care (DHMC). As of December 31, 2005 and 2004, the Company and its regulated subsidiaries were in compliance with these requirements.
      The ability of MMM Healthcare and PrimeCare Medical Network to pay dividends is limited by the minimum capital requirements prescribed by the regulations. As of December 31, 2005 and 2004, the minimum statutory capital and surplus requirements for MMM Healthcare was one dollar in both years compared to actual statutory capital and surplus of $15,403 and $3,618, respectively.
      As of December 31, 2005, the minimum statutory capital and surplus requirement for PrimeCare Medical Network was $7,361, compared to actual statutory capital and surplus of $10,233.
      In addition, in accordance with the DHMC requirements, PrimeCare Medical Network must also maintain a cash balance equal to or greater than claims payable, including incurred but not reported claims. PrimeCare Medical Network was in compliance with this requirement at December 31, 2005, as its cash and cash equivalents balance approximated $33,855 compared to a claims liability balance of $24,271.
      Certificates of deposit with an amortized cost and fair value of $600 and $450 at December 31, 2005, and 2004, respectively, were deposited with the Commissioner of Insurance to comply with the deposit requirements of the Insurance Code of the Commonwealth of Puerto Rico (the Insurance Code) and are included in other assets in the accompanying consolidated balance sheets. These certificates of deposit mature in less than one year.

(16)	Stockholders’ Equity and Members’ Equity

Initial Capitalization
      The original members of the Company invested $37,000 upon formation. In addition, the Managing Member of the Company, Care Enterprises, III, LLC (owned by two members of the Company who were also the Chairman and Chief Executive Officer, respectively, of the Company) were granted a deemed contribution interest equivalent to a 6.25% ownership interest and a consultant (the Consultant) was granted a deemed contribution interest equivalent to a 1.25% ownership interest in the Company. The fair value of the deemed contribution provided to Care Enterprises of $2,300 is considered a cost of raising equity and obtaining the debt financing. The amount attributed to the debt financing of $1,133 was reflected as debt issuance costs and was to be amortized over the six-year term loan. In connection with the refinancing discussed in Note 11, the Company wrote-off the unamortized balance of this debt issuance cost in August 2005. The fair value of deemed contribution provided to the Consultant of $463 was reflected as additional consulting expense in the accompanying consolidated statements of operations for the one month ended December 31, 2004.

Management Services
      Certain members of management of Aveta Health provide managerial and administrative services to the Company through August 31, 2005. Aveta Health allocated a portion of salaries and related benefits to the Company for the estimated time and efforts of these individuals. As of September 1, 2005, these employees of Aveta Health became employees of Aveta Inc. and the Company currently allocates a portion of their salaries and related benefits to Aveta Health. For the year ended December 31, 2005, the Company recognized $553 of employee costs allocated from Aveta Health and allocated $652 of employee costs which were allocated to Aveta Health for the period these employees were employed by Aveta Inc. For the one month period ended December 31, 2004, the Company recorded an expense of $65 for these allocated costs from Aveta Health.

Incentive Interests
      On December 1, 2004, three employees of Aveta Health who provide services to the Company were granted incentive interest representing a total relative interest in the Company of 0.5%. The incentive interests were to vest over a 24-month period beginning on the third anniversary of the grant date. On December 1, 2004, the Company also granted an incentive interest representing a relative interest in the Company of 1.75% to a Consultant. This incentive interest vested equally over 60 months beginning on the date of grant. The incentive interest provided for accelerated vesting in the event of a change in control of the Company as defined in the agreement.
      The three employees of Aveta Health and the Consultant are considered to be non-employees of the Company on the date of the grant. In accordance with EITF Issue 96-18, “Accounting for Equity Instruments that Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services,” (EITF 96-18) the amount of compensation expense to be recorded in future periods related to these non-employee incentive interest grants were subject to change each reporting period based upon the then fair value of these incentive interests, until expiration of the grant vesting period. The total fair value of these incentive interests was $1,674 as of December 31, 2004 of which $28 was recognized as an expense in the one month period ended December 31, 2004.
      The Consultant became an employee of the Company as of January 1, 2005. In accordance with Financial Interpretation No. 44, “Accounting for Certain Transaction involving Stock Compensation,” (FIN No. 44) the accounting for this incentive interest is to be based on the fair market value of the incentive interest on that date and amortized over the remaining vesting period. The fair market value of the interest related to unvested service as of January 1, 2005 was $1,278 which was recorded as unearned compensation as a component of members’ equity.
      The three employees of Aveta Health became employees of the Company as of September 1, 2005, and in accordance with FIN No. 44, the accounting for these incentive interests is also to be based on the fair market value of the incentive interests on that date and was to be amortized over the remaining vesting period. Based on the fair market value of these interests, non-cash compensation expense of $702 was recorded for the period from January 1, 2005 to August 31, 2005 in accordance with EITF 96-18. On September 1, 2005 the fair market value of the unvested portion of these interests was $4,292 which was recorded as unearned compensation as a component of members’ equity.
      On December 29, 2005, the Company agreed to fully vest the incentive interests of the three employees and early vest a portion of the incentive interest granted to the Consultant who became an employee on January 1, 2005. The Company recognized the balance of the unamortized deferred compensation for the three employees on the date of the early vesting and recorded a total expense of $4,292 in 2005 related to these incentive interests. The Company recorded expense of $540 through December 31, 2005 based on the amount of incentive interests that had vested for the former Consultant. In connection with the conversion from an LLC to a “C” corporation, each of the individuals received shares of common stock equivalent to their percentage interest or 1,418 shares. The balance of the unvested incentive interest granted to the former Consultant was converted into 636 shares of common stock that will vest monthly over 36 months. The corresponding unearned compensation balance relating to these shares approximates $738. In connection with the stock offering in December 2005 as described below, the Company purchased 175 vested shares from the former Consultant. In accordance with FIN No. 44, the Company recorded additional compensation expense of $747 relating to 65 shares that had vested within six months of the repurchase date. For the year ended December 31, 2005, the Company recorded total expense of $6,282 related to these incentive interests.

Management Services Agreement
      The Company and Care Enterprises entered into a management services agreement as of November 30, 2004. The Chairman and former Chief Executive Officer of the Company, both of whom are directors of the Company, currently control Care Enterprises. The agreement provides for Care Enterprises to provide the Company with certain investment and management services. The agreement provided for a base management fee of $1,500 annually that was to be increased up to $6,000 annually based on MMM Healthcare’s earnings before interest, taxes, depreciation and amortization (EBITDA) of the preceding year, as defined in the agreement. For the year ended December 31, 2005 and the one month period ended December 31, 2004, the Company recorded a management fee expense to Care Enterprises of $1,500 and $125, respectively. This management services agreement was terminated effective December 29, 2005.

Distributions
      Pursuant to the revised and amended Operating Agreement of the Company dated as of August 22, 2005, cash distributions were made as follows: first, to the investing members up to their capital of $37,000 second, to the Care Enterprises and the Consultant up to their stated value of their deemed capital contribution of $3,000 third, to Care Enterprises for an additional payment based on 1% of the total revenue of MMM Healthcare less amounts paid under management services agreement; fourth, to the holders of the employee incentive interests in proportion to their respective vested shares; and the balance is to be distributed 20% to Care Enterprises and 80% to all other members, except Care Enterprises and the holders of the incentive interests, in proportion to their respective contributed capital.
      The Consultant’s agreement, who became an employee of the Company on January 1, 2005, provides that in the event of a refinancing of the Company’s debt on or before December 30, 2005, in the event of a cash distribution, the Consultant would receive his proportionate interest on both his vested and unvested incentive interests. The payment would be subject to an agreement between the Company and the Consultant that at the time the Consultant is no longer a consultant or employee of the Company, all amounts that related to the then unvested portion of the distribution would be repaid to the Company.
      In August 2005, the Company made a distribution to its members as follows:

Return of original invested capital	$37,000
Return of deemed capital contribution	3,000
Additional payment to Care Enterprises	3,074
To employee holders of unvested incentive interests	237
To Consultant for vested and unvested incentive interest	1,567
Balance of distribution to Care Enterprises (20%)	6,062
Balance of distribution to all other members (80%)	24,250

Total distribution	75,190
Less: distribution made to unvested incentive interests	237

Net distributions reflected as a reduction of members’ interests	$74,953

      The payment to three employees related to their unvested incentive interests of $237 has been reflected as an expense in the consolidated statement of operations for the year ended December 31, 2005 as such payments were made at the discretion of the Company.

      On December 29, 2005, the Company made a final distribution to its members prior to its conversion to a corporation as follows:

To employee holders of vested incentive interests	$555
To Consultant for vested and unvested incentive interests	1,212
Balance of distribution to Care Enterprises (20%)	26,853
Balance of distribution to all other members (80%)	99,980

Distribution reflected as a reduction of members’ interests	$128,600

Conversion to Corporation, Sale of Common Stock and Purchase of Treasury Stock
      On December 29, 2005, the Company converted from a Delaware LLC to a Delaware corporation and changed its name to Aveta Inc. The existing members’ interests in the LLC were converted into 63,000 shares in Aveta Inc. and such shares were issued to the existing members of the LLC.
      On December 29, 2005, the Company issued and sold 25,000 shares of its common stock in a private placement exempt from registration under the Securities Act of 1933 at $13.50 per share. The gross proceeds from the sale were $337,500 and the net proceeds from that sale after the underwriting discount and all related expenses were $317,474 or approximately $12.69 per share. In connection with the offering the Company entered a registration rights agreement for the benefit of the underwriter and the purchasers of the common stock. The Company must use its best efforts to file a registration statement within 90 days of the closing date of the private placement and cause the registration statement to become effective within 180 days of the closing.
      On December 29, 2005, subsequent to the issuance and sale of its common stock, the Company purchased 10,000 shares of its common stock from the existing stockholders who were members of the LLC on a prorata basis for an aggregate redemption payment of $126,900 or $12.69 per share.

(17)	Segment Information
      As a result of the acquisition of NAMM in August 2005, the Company now has two reportable segments — Medicare Managed Care and Medicare and Commercial Delegated. The first operating segment is the Medicare managed care business operated by MMM Healthcare in Puerto Rico. The second operating segment is Medicare and Commercial Delegated business operated by NAMM located in California and Illinois. NAMM contracts with heath care service plans and other health maintenance organizations to provide managed care services through its network of IPA’s and also provides management services to these IPA’s and other physician groups.
      The accounting policies of these different product sectors are the same as those described in the summary of significant accounting policies except that the disaggregated financial results for the segments have been prepared using a management approach, which is consistent with the basis and manner in which management internally disaggregates financial information for the purposes of assisting in making internal operating decisions. There are neither inter-segment sales nor transfers. All inter-company transactions have been eliminated. Financial information by segment for the year ended December 31, 2005 is as follows:

	Medicare	Medicare and
	Managed	Commercial
	Care	Delegated	Unallocated	Consolidated
Operating Segments
Revenues	$624,698	$111,862	$46	$736,606
Medical costs and claims	486,291	84,739	—	571,030
Selling, general and administrative expenses	54,408	17,895	9,241	81,544

Segment income (loss)	83,999	9,228	(9,195)	84,032

Depreciation and amortization				15,491
Interest expense				34,222

Income before income taxes and minority interests				34,319

Total assets	340,064	143,547	15,157	498,768

(18)	Advertising Expense
      The Company expenses advertising costs as incurred. Advertising expenses were $9,236, $500, $4,203 and $644, respectively, for the year ended December 31, 2005, one month ended December 31, 2004, eleven months ended November 30, 2004 and year ended December 31, 2003, respectively.

(19)	Subsequent Events
      During January 2006, the underwriter exercised its over allotment option and the Company issued and sold an additional 3,750 common shares for aggregate net consideration, after the underwriting discount and related expenses of $47,588 or $12.69 per share. The Company then purchased 3,750 shares from the existing stockholders who were members of Aveta Holdings LLC, on a prorata basis, for an aggregate payment of $47,588 or $12.69 per share.
      The Compensation Committee of the Board of Directors has approved and adopted the Aveta Inc. 2005 Stock Incentive Plan, or Stock Incentive Plan, in order to offer certain key employees, consultants and non-employee directors equity-based awards. As of December 31, 2005, the Company had reserved a total of 5,800 shares of common stock for issuance under the Stock Incentive Plan. The purpose of the plan is to enhance our profitability and value for the benefit of stockholders by enabling the Company to offer equity-based incentives to attract, retain and reward such individuals and strengthen the mutuality of interests between those individuals and our stockholders. Grants under the plan vest annually over the service period which varies from immediate to a four year service period. The lives of the options range from three to six years. On February 27, 2006, the Compensation Committee granted 5,328 options to purchase shares of common stock and 363 shares of restricted common stock under the Stock Incentive Plan.
      On February 27, 2006, the Compensation Committee of the Board of Directors approved contracts with the Company’s Chairman of the Board and Chairman of the Executive Committee that extend through December 31, 2008. If terminated without cause, as defined, each executive will be paid through the end of the contract term.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Aveta Health, Inc.:
      We have audited the accompanying combined balance sheets of PrimeCare International, Inc., North American Medical Management California, Inc. and North American Medical Management — Illinois, Inc. (wholly owned subsidiaries of Aveta Health, Inc.) and their subsidiaries, collectively referred to as “the Company,” as of December 31, 2004 and 2003 and the related combined statements of operations, shareholder’s equity, and cash flows for the years ended December 31, 2004 and 2003, five months ended December 31, 2002, and the seven months ended July 30, 2002. These combined financial statements are the responsibility of Aveta Health’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of PrimeCare International, Inc., North American Medical Management California, Inc. and North American Medical Management — Illinois, Inc. and subsidiaries as of December 31, 2004, and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003, five months ended December 31, 2002, and the seven months ended July 30, 2002 in conformity with accounting principles generally accepted in the United States of America.
      As described in note 1 to the combined financial statements, on July 30, 2002, the Company’s ultimate parent consummated a Joint Plan of Reorganization (the Plan) which was confirmed by the United States Bankruptcy Court. The Plan resulted in a new entity for financial reporting purposes for the Company’s ultimate parent and the Company accounted for the change in ownership through “fresh-start” reporting.

/s/ KPMG LLP
June 15, 2005

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Combined Balance Sheets
December 31, 2004 and 2003

	2004	2003

	(All amounts are
	expressed in
	thousands)
ASSETS
Current assets:
Cash and cash equivalents	$38,691	46,711
Accounts receivable, less allowances of $620 and $668 in 2004 and 2003, respectively	7,727	5,093
Prepaid expenses and other current assets	636	645
Notes receivable, current installments	—	75
Deferred tax assets	493	541

Total current assets	47,547	53,065
Restricted investments	505	300
Property and equipment, net	2,737	3,812
Goodwill	10,534	10,462
Intangible assets, net	63	438
Due from Aveta Health, Inc.	8,621	2,707
Deferred tax assets, noncurrent	2,931	3,102
Notes receivable, excluding current installments	—	—
Other assets	264	285

Total assets	$73,202	74,171

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Current installments of capital lease obligations	$207	91
Current installments of long-term debt	—	124
Accounts payable	501	594
Salaries and benefits payable	2,308	2,833
Claims payable	23,027	28,854
Accrued expenses and other current liabilities	5,490	9,115
Income taxes payable	17,834	12,945

Total current liabilities	49,367	54,556
Capital lease obligations, net of current installments	92	62
Long-term debt, excluding current installments	—	841
Due to Aveta Health, Inc.	3,951	4,108

Total liabilities	53,410	59,567

Minority interests	627	774
Shareholder’s equity:
Common stock, $0.01 par value. Authorized 1,002,000 shares; issued and outstanding 3,000 shares	—	—
Additional paid-in capital	71,498	71,498
Accumulated deficit	(52,333)	(57,668)

Total Shareholder’s equity	19,165	13,830

Commitments and contingencies Total liabilities and Shareholder’s equity	$73,202	74,171

See accompanying notes to combined financial statements.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Combined Statements of Operations
Years ended December 31, 2004, 2003, and 2002

				Seven
			Five Months	Months
			Ended	Ended
			December 31,	July 30,
	2004	2003	2002	2002

	(All amounts are expressed in thousands)
Revenue:
Capitation premiums	$263,479	289,005	106,695	146,934
Management fee	25,548	35,969	16,335	20,328
Other revenue	175	628	679	2,364

Net revenue	289,202	325,602	123,709	169,626

Operating expenses:
Medical services	229,903	250,491	93,769	125,477
Salaries, wages, and benefits	29,403	37,312	17,507	25,340
Supplies	748	1,005	574	1,065
Other expenses	10,113	13,613	8,168	4,301
Rents and lease expenses	3,405	4,261	2,074	3,216
Restructuring expenses	1,633	—	—	—
Goodwill impairment charge	—	2,475	—	—
Depreciation and amortization	1,483	1,874	798	1,964

Operating expenses	276,688	311,031	122,890	161,363

Income from operations	12,514	14,571	819	8,263
Other income (expense):
Interest income	199	473	243	217
Interest expense	(48)	(635)	(846)	(805)

Income before income tax expense and minority interests	12,665	14,409	216	7,675
Income tax expense	5,128	5,854	315	3,118
Minority interests	782	706	2	666

Net income (loss)	$6,755	7,849	(101)	3,891

See accompanying notes to combined financial statements.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Combined Statements of Shareholder’s Equity (Deficit)
Years ended December 31, 2004, 2003, and 2002

			Additional
	Common stock		Paid-In	Accumulated

	Shares	Amount	Capital	Deficit	Total

	(All amounts are expressed in thousands)
Balance at December 31, 2001	3	$—	2,135	(61,007)	(58,872)
Net income	—	—	—	3,891	3,891

Balance at July 31, 2002	3	—	2,135	(57,116)	(54,981)
Net loss	—	—	—	(101)	(101)
Dividends declared	—	—	—	(3,500)	(3,500)

Balance at December 31, 2002	3	—	2,135	(60,717)	(58,582)
Net income	—	—	—	7,849	7,849
Contributed capital	—	—	69,363	—	69,363
Dividends declared	—	—	—	(4,800)	(4,800)

Balance at December 31, 2003	3	—	71,498	(57,668)	13,830
Net income	—	—	—	6,755	6,755
Dividends declared	—	—	—	(1,420)	(1,420)

Balance at December 31, 2004	3	$—	71,498	(52,333)	19,165

See accompanying notes to combined financial statements.

PRIME CARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS
Combined Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002

				Seven
			Five Months	Months
			Ended	Ended
			December 31,	July 30,
	2004	2003	2002	2002

	(All amounts are expressed in thousands)
Cash flows from operating activities:
Net income (loss)	$6,755	7,849	(101)	3,891
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,483	1,874	798	1,964
Loss on sale of property and equipment	198	102	4	123
Goodwill impairment	—	2,475	—	—
Deferred tax expense (benefit)	219	(69)	107	1,085
Minority interests	782	706	2	666
Increase (decrease) in cash and cash equivalents due to changes in:
Accounts receivable, net	(2,634)	3,324	760	(1,329)
Prepaid expenses and other current assets	9	1,079	(188)	3,889
Notes receivable	75	3,430	—	—
Other assets	21	(5)	(52)	(457)
Accounts payable, accrued expenses and other current liabilities	(3,718)	(3,786)	(4,823)	(6,687)
Salaries and benefits payable	(525)	(429)	—	—
Claims payable	(5,827)	1,033	3,478	(2,130)
Income taxes payable	4,889	6,041	206	2,022
Reserve for bankruptcy claims and restructuring	—	—	(816)	(57)

Net cash provided by (used in) operating activities	1,727	23,624	(625)	2,980

Cash flows from investing activities:
Acquisition of property and equipment	(1,331)	(1,757)	(570)	(1,936)
Proceeds from sale of property and equipment	1,100	—	—	—
Purchase of restricted investments	(205)	(100)	—	—
Acquisitions	(72)	(2,641)	—	—

Net cash used in investing activities	(508)	(4,498)	(570)	(1,936)

Cash flows from financing activities:
Due to/from Aveta	(2,691)	(2,507)	—	(49)
Dividends paid	(4,800)	(3,500)	—	—
Distributions to minority interests	(929)	(830)	(37)	(387)
Principal payments on long-term debt and capital lease obligations	(819)	(466)	(148)	(164)

Net cash used in financing activities	(9,239)	(7,303)	(185)	(600)

Net increase (decrease) in cash and cash equivalents	(8,020)	11,823	(1,380)	444
Cash and cash equivalents at beginning of year	46,711	34,888	36,268	35,824

Cash and cash equivalents at end of year	$38,691	46,711	34,888	36,268

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$48	635	846	805

      Noncash financing activities:
      During 2003, Aveta contributed $69,363,000 in capital to the Company which was recorded as a reduction of the Due to Aveta.
      During 2002, Aveta allocated negative goodwill to the Company of $9,965,000, resulting in a reduction in the Due to Aveta.
See accompanying notes to combined financial statements.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Notes to Combined Financial Statements
December 31, 2004 and 2003

(1)	Organization and Summary of Significant Accounting Policies and Practices

(a)	Organization
      PrimeCare International, Inc. (PCI), North American Medical Management California, Inc. (NAMM-CA) and North American Medical Management — Illinois, Inc. (NAMM-IL) (collectively referred to as the “Company”) are wholly owned subsidiaries of Aveta Health, Inc. (Aveta or Parent), formerly known as PhyCor, Inc.
      On January 31, 2002, PhyCor, Inc. (PhyCor) and 47 of its subsidiaries (including the Company) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Filings) with the United States Bankruptcy Court for the Southern District of New York (Case No. 02-40278 (PCB)). On that date, PhyCor also filed a joint plan of reorganization (as and to the extent subsequently amended, the Plan), which set forth the manner in which claims against, and interests in, PhyCor would be treated following its emergence from bankruptcy, as well as a disclosure statement. On July 30, 2002, PhyCor consummated the Plan under Chapter 11 of the Bankruptcy Code and changed its name to Aveta Health, Inc. (Aveta).

(b)	Basis of Presentation
      Upon emergence from bankruptcy, Aveta and its subsidiaries adopted the principles of fresh start reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting By Entities in Reorganization Under the Bankruptcy Code (SOP 90-7)/fresh start reporting). For financial reporting purposes, the provisions of fresh start reporting were adopted effective July 30, 2002. In connection with the adoption of fresh start reporting, a new entity was deemed created for financial reporting purposes, the provisions of the Reorganization Plan were implemented, assets and liabilities were adjusted to their estimated fair values, and the accumulated deficit or retained earnings of Aveta and each subsidiary as of that date were eliminated. The historical carrying values of the Company’s assets and liabilities approximated estimated fair values, as determined with the assistance of financial advisors in reliance upon various valuation methods, including discounted projected cash flow analysis, price to earnings ratios, and other applicable ratios and economic industry information relevant to the operations of the Company.
      As a consequence of the implementation of the fresh start reporting effective July 31, 2002, the financial information presented in the combined statements of operations, shareholder’s equity (deficit), and cash flows for the five months ended December 31, 2002 is presented separately from the period ended before July 31, 2002.

(c)	Description of Business
      PCI’s subsidiary, PrimeCare Medical Network, Inc. (PMNI), received a Knox-Keene license on October 16, 1998 under the Knox-Keene Health Care Service Plan Act of 1975 which authorizes it to engage in business as a health care service plan within the state of California. PMNI is limited to contracting with health care service plans (within the meaning of California Health and Safety Code Section 1345(f) and other health maintenance organizations. PMNI does not have the power to enter into plan contracts (within the meaning of California Health and Safety Code Section 1345(g)) directly with employer groups or members of the general public.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)
      PCI operates independent physician association (IPAs) in Northern and Southern California and NAMM-CA both manages third-party owned IPAs in California and provides administrative services to PCI and PMNI.
      NAMM — IL manages nine third-party owned physician hospital organizations (PHOs) in Illinois.
      On January 1, 2002, PCI transferred the stock of five IPAs to PMNI. PMNI and the IPAs had previously entered into group services agreements dated April 1, 1998, pursuant to which the IPAs contracted exclusively with PMNI to provide certain health services to its enrollees.
      On December 2, 2004, PMNI, a wholly owned subsidiary of PCI, acquired the stock of an IPA in exchange for cash of $100. The IPA had no operations at the time of the acquisition. PMNI and the IPA entered into a group services agreement effective January 1, 2005, pursuant to which the IPA contracted exclusively with PMNI to provide certain health services to its enrollees.

(d)	Principles of Combination
      The combined financial statements include the accounts of the Company combined with all of their subsidiaries. All significant intercompany balances and transactions are eliminated.

(e)	Use of Estimates
      The preparation of the combined financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include valuation allowances for receivables, medical claims incurred but not reported, shared risk receivables/payables, and deferred income tax assets. Actual results could differ from those estimates.

(f)	Cash and Cash Equivalents
      Cash and cash equivalents include cash on hand and certificates of deposit having original maturities of less than three months. Cash amounted to $13,461,000, $8,155,000 at December 31, 2004 and 2003, respectively, and includes cash held at Aveta on behalf of the Company of $5,250,000 and $4,500,000, respectively.

(g)	Business Concentrations
      For the year ended December 31, 2004, premium revenue from two payors represented approximately 44% and 15% of the Company’s premium revenue. For the year ended December 31, 2003, premium revenue from the same two payors represented approximately 47% and 19% of the Company’s premium revenue. For the five months ended December 31, 2002, premium revenue from the same two payors represented approximately 35% and 29% of the Company’s premium revenue. For the seven months ended July 30, 2002, premium revenue from the same two payors represented approximately 36% and 30% of the Company’s premium revenue.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)

(h)	Reinsurance (Stop-Loss Insurance)
      Reinsurance premiums are reported as health care costs, and reinsurance recoveries are reported as a reduction of related health care costs. Such amounts are included in medical services expense in the combined statements of operations.

(i)	Capitation Premium Revenue
      The Company contracts with various health maintenance organizations (HMOs) to provide professional and institutional health care services to HMO enrollees. Under these various contracts, the Company generally receives a per enrollee amount (capitation payment) each month. Capitation payments are recognized as revenue in the month in which enrollees are entitled to care. Medical service contracts with third-party payors are generally for a one-year term and are renewable annually. As of December 31, 2004 and 2003, the Company has full-risk health care services contracts with two third-party payors.

(j)	Management Fee Revenue
      The Company enters into management services agreements with health care providers in exchange for a management fee. The agreement terms generally include a fixed and variable component. The fixed component is determined by a fixed amount per month per enrolled member attributable to the medical service provider. The variable component is determined by a percentage of the medical provider’s surplus as contractually defined in the agreements. Management fee revenue recognized in the month services are provided.

(k)	Medical Services
      The Company pays monthly subcapitation fees to contracted health care service providers who agree to supply covered services for an agreed-upon fixed monthly fee. Subcapitation arrangements represent full payment for service. As a result, there are no medical claims payable related to subcapitation arrangements. In the event a provider contracted to provide covered services is unable to meet its obligations to provide these services, the Company will be responsible to provide such services from other sources.
      In addition, the Company has entered into fee-for-service arrangements in which providers bill for individual services provided to enrollees. These arrangements result in claims submissions by providers subsequent to services being rendered. Medical claims payable shown on the combined balance sheets represent the estimated liability for claims incurred but not yet reported and those claims reported but not yet paid. The provision of claims incurred but not yet reported is established using a historical analysis of claims patterns. While management believes that the amounts recorded are reasonable, there can be no assurance that the amount of such claims actually paid will not be more than the amounts recorded.

(l)	Comprehensive Income
      Comprehensive income generally includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Net income was the same as comprehensive income for the years ended December 31, 2004, 2003, and 2002.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)

(m)	Costs Associated with Exit or Disposal Activities
      In general, a liability for a cost associated with an exit or disposal activity is recognized and measured initially at its fair value in the period in which the liability is incurred. The timing of recognition and related measurement of one-time termination benefits depends on whether employees are required to render service until they are terminated in order to receive the termination benefits. If employees are not required to render service until they are terminated in order to receive the termination benefits or if employees will not be retained to render service beyond the minimum retention period, the termination benefits are recognized and measured at the communication date. If employees are required to render service until they are terminated in order to receive the termination benefits and will be retained to render service beyond the minimum retention period, the termination benefits are measured initially at the communication date based on the fair value of the liability as of the termination date. They are recognized ratably over the future service period.
      The ongoing termination benefits, including statutory termination benefits, are recognized and measured when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.
      Costs to terminate a contract before the end of its term are recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. Costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity are recognized and measured at its fair value when the entity ceases using the right conveyed by the contract.
      Other costs associated with an exit or disposal activity are recognized and measured at fair value in the period when goods or services associated with the activity are received.

(n)	Property and Depreciation
      Significant improvements are capitalized; repairs and maintenance costs are expensed when incurred. Depreciation expense is provided on a straight-line method over the estimated useful lives, which range from 3 years for certain furniture, fixtures, and equipment to 40 years for buildings and improvements. Capital leases and leasehold improvements are amortized over the lesser of the estimated useful lives or the lease periods. Depreciation expense amounted to $1,108,000, $1,499,000, $643,000, and $1,808,000 in 2004, 2003, the five months ended December 31, 2002, and the seven months ended July 30, 2002, respectively.

(o)	Leases
      Operating lease payments are charged to expense as incurred. Equipment leased under capital leases is recorded in furniture and equipment and an offsetting amount is recorded as a liability. Amortization of this equipment is included in depreciation expense.

(p)	Impairment of Long-Lived Assets
      In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets such as property and equipment and purchased intangibles subject to amortization are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment charge is recognized by the amount by which the carrying value less costs to sell exceeds the fair value of the assets.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)

(q)	Goodwill and Intangible Assets
      Goodwill and intangible assets represent the excess of the purchase price of acquired business over the fair value of the net assets acquired using the purchase method of accounting. Included in the combined balance sheets is goodwill that resulted from the acquisitions of physician practices and/or medical groups. The intangible assets represent covenants not to compete with specified physicians. The intangible assets are fully amortizable over three years.

(r)	Income Taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.
      The Company files its federal and state income tax returns as part of consolidated federal and unitary state filings. Income tax expense and related balance sheet items are presented as if the Company filed separate income tax returns.

(2)	Restricted Investments and Regulatory Requirements
      Restricted investments consist of certificates of deposit with original maturities ranging from six months to one year. These restricted investments are held to maturity and will be automatically renewed to meet regulatory and contractual requirements and are classified as noncurrent assets. As of December 31, 2004 and 2003, $300,000 is restricted by PMNI to meet the State of California’s Department of Managed Health Care (DMHC) requirements. Also included in restricted investments at December 31, 2004 is $175,000 restricted to meet deposit requirements for participation in the State of California’s workers’ compensation program.
      In accordance with the DHMC requirements, the Company must meet certain minimum tangible net equity requirements in accordance with California Code of Regulations, Article 9, Section 1300.76(1)(2). The Company was in compliance with such requirements at December 31, 2004 and 2003.
      Beginning in 2003, the Company is also required by the DMHC to maintain a cash balance equal to or greater than claims payable, including incurred but not reported claims. The Company was in compliance with this requirement at December 31, 2004 and 2003.

(3)	Note Receivable
      On August 1, 2003, the Company was assigned a subordinated promissory note receivable originally held by another Aveta subsidiary. The note receivable from an unrelated party bore interest at 10%. The principal balance and accrued interest were paid in full by the unrelated party in November 2003.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)

(4)	Property and Equipment
      A summary of property and equipment at December 31, 2004 and 2003 follows:

	December 31

	2004	2003

Land	$—	255,000
Building	224,000	1,623,000
Leasehold improvements	480,000	679,000
Equipment	7,117,000	8,054,000

	7,821,000	10,611,000
Less accumulated depreciation and amortization	(5,084,000)	(6,799,000)

	$2,737,000	3,812,000

(5)	Goodwill and Intangible Assets
      The changes in the carrying amount of goodwill is as follows for the years ended December 31, 2004 and 2003:

	2004	2003

Balance as of January 1,	$10,462,000	10,546,000
Goodwill acquired during year	72,000	2,391,000
Goodwill impairment charge	—	(2,475,000)

Balance as of December 31,	$10,534,000	10,462,000

      The goodwill amount is not amortized, but subjected to an annual impairment test. The annual fair value of goodwill measurement is based upon projected discounted operating cash flows using a market rate of interest to discount the cash flows. No impairment was recorded at December 31, 2004 and 2002, respectively. During 2003, Aveta allocated to the Company negative goodwill that resulted from the fresh start accounting of 2002. Additionally an impairment charge was recognized for goodwill recognized as a result of the acquisition of Medical Pathways Management Corporation.
      The changes in the carrying amount of intangible assets is as follows for the years ended December 31, 2004 and 2003:

	2004	2003

Balance as of January 1,	$438,000	563,000
Intangible assets acquired	—	250,000
Amortization of intangible assets	(375,000)	(375,000)

Balance as of December 31,	$63,000	438,000

      Accumulated amortization of intangible assets totaled $1,062,000 and $687,000 at December 31, 2004 and 2003, respectively.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)

(6)	Related Party Transactions

Loans to Related Parties
      PCI has extended separate non-interest bearing loans to Aveta. Such amounts, included in due from Aveta Health, Inc. in the accompanying combined balance sheets, are detailed in the table below:

Loan Date	Loan Amount	Payable no Later Than

December 19, 2003	$1,500,000	December 18, 2006
March 19, 2004	500,000	March 19, 2007
June 3, 2004	500,000	June 3, 2007
June 23, 2004	700,000	June 23, 2007
July 21, 2004	1,000,000	July 21, 2007
August 23, 2004	1,000,000	August 23, 2007
September 17, 2004	1,000,000	September 17, 2007
October 18, 2004	960,000	October 18, 2007
December 16, 2004	378,000	December 16, 2007

	$7,538,000

      The balance of these loans at December 31, 2004 of $7,538,000 was deducted in the calculation of tangible net equity as described in note 2.

(7)	Claims Payable and Reserve for Incurred but Not Reported Claims
      The Company establishes a liability to the extent necessary for the provision of hospital services under all applicable arrangements. In addition, the Company establishes and funds a medical incentive pool to the maximum extent required by third-party payer contracts. The Company has full risk contracts with two third-party payors. The institutional claims liability was $8,520,000 and $14,927,000, at December 31, 2004 and 2003, respectively.
      The Company establishes a liability to the extent necessary for the provision of professional services under all applicable arrangements. The professional claims liability for the Company’s subsidiary IPAs at December 31, 2004 and 2003 were $14,507,000 and $13,927,000, respectively.

(8)	Long-Term Debt
      Long-term debt was as follows at December 31:

	2004	2003

Note payable, secured by a deed of trust on certain property, due March 15, 2006, repaid in full in 2003. Interest payable monthly at a rate of 9.75%	$—	936,000
Other	—	29,000

Total debt	—	965,000
Less current installments	—	124,000

Long-term debt, excluding current installments	$—	841,000

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)

(9)	Restructuring Activities
      During 2004, the Company undertook a restructuring of its administrative structure that consisted of the reorganization of reporting relationships, consolidation of facilities, and a reduction of personnel. Management retained an outside consulting firm to design and implement the restructuring plan. The purpose of this restructuring was to enhance the Company’s competitive position.
      The Company incurred termination benefits of approximately $680,000 during fiscal year 2004. These expenses are included in restructuring expenses for fiscal year 2004. Termination benefits paid or otherwise settled during 2004 were $305,000. The unsettled balance as of December 31, 2004 was $375,000.
      The Company also incurred costs to terminate contracts before the end of the contract term. Contract termination costs of $803,000 are included in restructuring expenses for fiscal year 2004.
      Total expected restructuring costs to be incurred as a result of the restructuring activities are $1,633,000. Restructuring costs incurred during fiscal year 2004 were $1,633,000, which also represent the total cumulative restructuring costs incurred to that date.

(10)	Income Tax Expense (Benefit)
      The components of income tax expense (benefit) for the years ended December 31, 2004, 2003, the five months ended December 31, 2002, and the seven months ended July 30, 2002 are as follows:

			December	July
	2004	2003	2002	2002

Current:
Federal	$3,922	4,680	168	1,643
State	987	1,243	40	390

	4,909	5,923	208	2,033

Deferred:
Federal	112	(81)	84	806
State	107	12	23	279

	219	(69)	107	1,085

	$5,128	5,854	315	3,118

      Total income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 35% primarily due to state income taxes.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)
      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2004 and 2003 are presented below:

	2004	2003

Deferred tax assets:
Reserves	$1,639	$1,655
Plant and equipment	1,805	1,937
Capital leases	492	578
Other	11,372	11,372

Total gross deferred tax assets	15,308	15,542
Valuation allowance	11,372	11,372

Deferred tax assets after valuation allowance	3,936	4,170

Deferred tax liabilities:
Clinic service agreements	(144)	(153)
Income from partnerships	(368)	(368)
Prepaid expenses	—	(6)

Net deferred tax assets	$3,424	3,643

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences in the future, with the exception of the capital loss.
      The Company has approximately $32 million of capital loss carryforwards that will expire at the end of 2006 and for which the Company has a valuation allowance against, since the utilization of it is subject to the Company generating significant capital gains before the expiration date.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)

(11)	Leases
      The Company has annual lease commitments under noncancelable operating leases relating to administrative facilities and capital leases for equipment that expire in various years through 2009. Future minimum lease commitments at December 31, 2004 are as follows:

	Capital	Operating

2005	$226	2,751,000
2006	100	2,401,000
2007	—	1,927,000
2008	—	955,000
2009	—	698,000

Total minimum lease payments	326	8,732,000

Amounts representing interest	(27)

Present value of minimum lease payments	$299

      Rent expense amounted to $3,405,000, $4,261,000, $2,075,000, and $3,215,000 for the years ended December 31, 2004, 2003, five months ended December 31, 2002, and seven months ended July 30, 2002, respectively.

(12)	Employee Benefit Plans
      The Company participates in Aveta’s defined contribution plan covering most employees. Company contributions are based on specified percentages of employee compensation. The Company funds contributions as accrued. The plan expense for the years ended December 31, 2004, 2003, the five months ended December 31, 2002, and the seven months ended July 30, 2002 were approximately $598,878, $1,108,413, $590,962, and $859,396, respectively.

(13)	Commitments and Contingencies

(a)	Legal
      In 2000, the Parent, PCI, PMNI, and other affiliates were named as defendants in the matter of Inland Primary Care Medical Group, Inc. v. PrimeCare International, Inc. and PrimeCare Medical Network, Inc., filed in the Superior Court of Riverside County, California. The plaintiff in this case alleged tortuous interference, breach of contract, and constructive fraud and accounting. PCI, PMNI, and the Parent filed a cross-complaint seeking declaratory relief and alleging breach of contract. On December 31, 2001, the jury returned a verdict in favor of the plaintiff, awarding plaintiff $3,000,000 for breach of contract, $208,189 for constructive fraud, and $5,000 for punitive damages. The jury also awarded the Parent $296,190 on its cross-complaint. As the matter relates to the Parent, the judgment was recorded on the books of the Parent.
      In 2003, the Parent and PMNI successfully appealed the verdict rendered in favor of the plaintiff. Furthermore, in April 2003, the parties reached an agreement to settle the case whereby defendants paid to plaintiff cash and plaintiff dismissed with prejudice the litigation against the defendants. As part of the settlement, the parties released any and all claims against each other. This matter was settled and all related liabilities paid as of April 30, 2004.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)
      In 2002, the Parent and PMNI, and other parties were named as defendants in the matter of Sudarshan Kumar, M.D. v. PrimeCare Medical Group Network, Inc., PrimeCare International, Inc. et al. Plaintiff in this case alleged wrongful termination and breach of contract. In 2003, the parties reached an agreement to settle the case whereby defendants paid to plaintiff cash and plaintiff dismissed with prejudice the litigation against all defendants. As part of the settlement, the parties released any and all claims against each other. This matter has been settled and all related liabilities paid as of December 31, 2003.
      In 2002, the Parent and PMNI, and other parties were named as defendants in the matter of Desert Valley Hospital, Inc. v. PrimeCare International, Inc., PrimeCare Medical Network, Inc. et al filed in the Superior Court of San Bernardino County, California. Plaintiff in this case alleges breach of contract, breach of implied covenant of good faith and fair dealing, indemnity, and declaratory relief. In 2005, the parties reached an agreement to settle the case whereby defendants paid to plaintiff cash and plaintiff dismissed with prejudice the litigation against all defendants. As part of the settlement, the parties released any and all claims against each other. This matter has been settled and all related liabilities paid as of April 30, 2005.
      In 2003, PMNI, certain individuals affiliated with the Parent and PMNI, and other corporate entities and individuals were named as defendants in the matter of Veritas Health Services, Inc. d/b/a Chino Valley Medical Center v. PrimeCare Medical Network, Inc. and North American Medical Management — California, Inc. et al filed in the Superior Court of San Bernardino County, Rancho Cucamonga District. Plaintiff in this case alleged violations of the Cartwright Act, intentional and negligent interference with prospective economic advantage, unfair competition, and statutory unfair competition. Additionally, the same plaintiff in 2003 named the Company and other corporate entities in the matter of Veritas Health Services, Inc. d/b/a Chino Valley Medical Center v. PrimeCare Medical Network, Inc., North American Medical Management — California, Inc. et al filed in the Superior Court of San Bernardino County, Rancho Cucamonga District. Plaintiff in this matter alleged breach of contract, declaratory relief, and quantum meruit. In 2003, the parties reached an agreement to settle the case whereby defendants paid to plaintiff cash and plaintiff dismissed with prejudice both cases against all defendants. As part of the settlement, the parties released any and all claims against each other. This matter has been settled and all related liabilities paid as of December 31, 2003.
      The Parent and PMNI are subject to other litigation. Many of these matters are covered by insurance and the Company does not believe any adverse judgments in these insured matters would exceed applicable insurance limits. For all other litigation which is not subject to insurance coverage, the Company does not believe that any of these matters are material even if adverse judgments in such matters were rendered, although there can be no assurance as to the outcome of any of these matters.
      (b) Health Insurance Portability and Accountability Act of 1996
      In August 1996, Congress approved the Health Insurance Portability and Accountability Act of 1996 (Act). Under the Act, the federal government was given substantial resources and authority for the completion of fraud and abuse investigations, and the Act has established substantial fines and penalties for offenders. Management continues to implement policies, procedures, and a compliance overview organizational structure to enforce and monitor compliance with this Act and other government statutes and regulations. The Company’s compliance with such laws and regulations is subject to future government review and interpretations, as well as regulatory actions unknown or unasserted at this time.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)

(14)	Subsequent Events
      The Company entered into a settlement agreement with Tenet Health Systems Desert Inc. dba Desert Regional Medical Center (Desert Regional) on April 20, 2005. The settlement resolved a good faith dispute of amounts owed to Desert Regional for services provided to the Company’s members. Amounts recorded and reflected in the Company’s combined financial statements as of December 31, 2004 for this dispute approximated the amounts of the settlement.

PRIMECARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Condensed Combined Balance Sheets
As of June 30, 2005 and December 31, 2004

	June 30,	December 31,
	2005	2004

	(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$38,854	38,691
Accounts receivable, net	11,658	7,727
Prepaid expenses and other current assets	933	636
Deferred tax assets	69	493

Total current assets	51,514	47,547
Restricted investments	505	505
Property and equipment, net	2,486	2,737
Goodwill	10,534	10,534
Intangible assets, net	26	63
Due from Aveta Health, Inc.	16,937	8,621
Deferred tax assets, noncurrent	161	2,931
Other assets	583	264

Total assets	$82,746	73,202

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Current installments of capital lease obligations	$147	207
Accounts payable	176	501
Salaries and benefits payable	2,351	2,308
Claims payable	21,252	23,027
Accrued expenses and other current liabilities	7,635	5,490
Income taxes payable	19,952	17,834

Total current liabilities	51,513	49,367
Capital lease obligations, net of current installments	40	92
Due to Aveta Health, Inc.	3,818	3,951

Total liabilities	55,371	53,410

Minority interests	1,280	627
Shareholder’s equity:
Common stock, $0.01 par value. Authorized 1,002,000 shares; issued and outstanding 3,000 shares	—	—
Additional paid-in capital	71,499	71,498
Accumulated deficit	(45,404)	(52,333)

Total shareholder’s equity	26,095	19,165
Commitments and contingencies

Total liabilities and shareholder’s equity	$82,746	73,202

See accompanying notes to unaudited condensed combined financial statements.

PRIMECARE INTERNATIONAL, INC.
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Unaudited Condensed Combined Statements of Operations
Six months ended June 30, 2005 and 2004

	June 30,	June 30,
	2005	2004

	(In thousands)
Revenue:
Capitation premiums	$149,152	134,675
Management fee	8,915	9,000
Other revenue	368	10

Net revenue	158,435	143,685

Operating expenses:
Medical services	120,739	114,826
Salaries, wages, and benefits	15,152	14,588
Supplies	362	399
Other expenses	6,880	3,299
Rents and lease expenses	1,291	1,757
Restructuring expense	302	650
Depreciation and amortization	689	729

Operating expenses	145,415	136,248

Income from operations	13,020	7,437
Other income (expense):
Interest income	331	73
Interest expense	(11)	(45)

Income before income tax expense and minority interests	13,340	7,465
Income tax expense	5,429	3,036
Minority interests	981	231

Net income	$6,930	4,198

See accompanying notes to unaudited condensed combined financial statements.

PRIME CARE INTERNATIONAL, INC.,
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS
(Wholly Owned Subsidiaries of Aveta Health, Inc.)
AND SUBSIDIARIES
Unaudited Condensed Combined Statements of Cash Flows
Six months ended June 30, 2005 and 2004

	June 30,	June 30,
	2005	2004

	(In thousands)
Cash flows from operating activities:
Net income	$6,930	4,242
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	689	729
Deferred tax expense	3,194	541
Minority interests	981	231
Changes in operating assets and liabilities:
Accounts receivable, net	(3,931)	2,100
Prepaid expenses and other current assets	(297)	(2,434)
Accounts payable, accrued expenses and other current liabilities	1,820	(6,197)
Salaries and benefits payable	43	(396)
Claims payable	(1,775)	(5,671)
Income taxes payable	2,118	(833)

Net cash provided by (used in) operating activities	9,772	(7,688)

Cash flow from investing activities:
Acquisition of property and equipment	(375)	(317)
Deposits returned (paid)	(319)	3,346
Other	(26)	(45)
Disposition of fixed assets	—	1,311

Net cash used in investing activities	(720)	4,295

Cash flows from financing activities:
Due to/from Aveta Health, Inc.	(8,449)	(1,540)
Distributions to minority interests	(328)	(446)
Principal payments on long-term debt and capital lease obligations	(112)	(1,303)

Net cash used in financing activities	(8,889)	(3,289)

Net increase (decrease) in cash and cash equivalents	163	(6,682)
Cash and cash equivalents at beginning of period	38,691	46,711

Cash and cash equivalents at end of period	$38,854	40,029

Supplemental disclosure of cash flow information:
Cash paid for interest	$11	45

See accompanying notes to unaudited condensed combined financial statements.

PRIMECARE INTERNATIONAL, INC.
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.
AND SUBSIDIARIES
Notes to Combined Financial Statements
(In thousands)
(Unaudited)

(1)	Organization, Basis of Presentation and Description of Business

(a)	Organization
      PrimeCare International, Inc. (PCI), North American Medical Management California, Inc. (NAMM-CA) and North American Medical Management — Illinois, Inc. (NAMM-IL) (collectively referred to as the “Company”) are wholly owned subsidiaries of Aveta Health, Inc. (Aveta or Parent), formerly known as PhyCor, Inc.
      On January 31, 2002, PhyCor, Inc. (PhyCor) and 47 of its subsidiaries (including the Company) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Filings) with the United States Bankruptcy Court for the Southern District of New York (Case No. 02-40278 (PCB)). On that date, PhyCor also filed a joint plan or reorganization (as and to the extent subsequently amended, the Plan), which set forth the manner in which claims against, and interests in, PhyCor would be treated following its emergence from bankruptcy, as well as a disclosure statement. On July 30, 2002, PhyCor consummated the Plan under Chapter 11 of the Bankruptcy Code and changed its name to Aveta Health, Inc.

(b)	Basis of Presentation
      The combined financial information included herein is unaudited. Such information reflects all adjustments of a normal recurring nature, which are, in the opinion of management, necessary to present fairly the Company’s combined financial position, results of operations and cash flows as of the dates and for the periods presented herein. These combined financial statements should be read in conjunction with the combined financial statements and notes set forth in the Company’s financial statements as of and for the years ended December 31, 2004 and 2003.
      Upon emergence from bankruptcy, Aveta and its subsidiaries adopted the principles of fresh start reporting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting By Entities in Reorganization Under the Bankruptcy Code (SOP 90-7)/fresh start reporting. For financial reporting purposes, the provisions of fresh start reporting were adopted effective July 30, 2002. In connection with the adoption of fresh start reporting, a new entity was deemed created for financial reporting purposes, the provisions of the reorganization plan were implemented, assets and liabilities were adjusted to their estimated fair values, and the accumulated deficit or retained earnings of Aveta and each subsidiary as of that date were eliminated. The historical carrying values of the Company’s assets and liabilities approximated estimated fair values, as determined with the assistance of financial advisors in reliance upon various valuation methods, including discounted projected cash flow analysis, price to earnings ratios, and other applicable ratios and economic industry information relevant to the operations of the Company.

(c)	Description of Business
      PCI’s subsidiary, PrimeCare Medical Network, Inc. (PMNI), received a Knox-Keene license on October 16, 1998 under the Knox-Keene Health Care Service Plan Act of 1975 which authorizes it to engage in business as a health care service plan within the state of California. PMNI is limited to contracting with health care service plans (within the meaning of California Health and Safety Code Section 1345(f)) and other health maintenance organizations. PMNI does not have the power to enter into plan contracts (within

PRIMECARE INTERNATIONAL, INC.
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)
the meaning of California Health and Safety Code Section 1345(g)) directly with employer groups or members of the general public.
      PCI operates independent physician associations (IPAs) in Northern and Southern California and NAMM-CA both manages third-party owned IPAs in California and provides administrative services to PCI and PMNI.
      NAMM-IL manages nine third-party owned physician hospital organizations (PHOs) in Illinois.
      On January 1, 2002, PCI transferred the stock of five IPAs to PMNI. PMNI and IPAs had previously entered into group services agreements dated April 1, 1998, pursuant to which the IPAs contracted exclusively with PMNI to provide certain health services to its enrollees.
      On December 2, 2004, PMNI, a wholly owned subsidiary of PCI, acquired the stock of an IPA in exchange for a nominal amount. The IPA had no operations at the time of the acquisition. PMNI and the IPA entered into a group services agreement effective January 1, 2005, pursuant to which the IPA contracted exclusively with PMNI to provide certain health services to its enrollees.

(2)	Summary of Significant Accounting Policies and Practices

(a)	Principles of Combination
      The combined financial statements include the accounts of the Company combined with all of their subsidiaries. All significant intercompany balances and transactions are eliminated

(b)	Use of Estimates
      The preparation of the combined financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include valuation allowances for receivables, medical claims incurred but not reported, shared risk receivables/payables, and deferred income tax assets. Actual results could differ from those estimates.

(c)	Reinsurance (Stop-Loss Insurance)
      Reinsurance premiums are reported as health care costs, and reinsurance recoveries are reported as a reduction of related health care costs. Such amounts are included in medical services expense in the combined statements of operations.

(d)	Capitation Premium Revenue
      The Company contracts with various health maintenance organizations (HMOs) to provide professional and institutional health care services to HMO enrollees. Under these various contracts, the Company generally receives a per enrollee amount (capitation payment) each month. Capitation payments are recognized as revenue in the month in which enrollees are entitles to care. Medical service contracts with third-party payors are generally for a one-year term and are renewable annually. As of December 31, 2004 and 2003, the Company has full-risk health care services contracts with two third-party payors.

PRIMECARE INTERNATIONAL, INC.
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)

(e)	Management Fee Revenue
      The Company enters into management services agreements with health care providers in exchange for a management fee. The agreement terms generally include a fixed and variable component. The fixed component is determined by a fixed amount per month per enrolled member attributable to the medical service provider. The variable component is determined by a percentage of the medical provider’s surplus as contractually defined in the agreements. Management fee revenue recognized in the month services are provided.

(f)	Medical Services
      The Company pays monthly subcapitation fees to contracted health care service providers who agree to supply covered services for an agreed-upon fixed monthly fee. Subcapitation arrangements represent full payment for service. As a result, there are no medical claims payable related to subcapitation arrangements. In the event a provider contracted to provide covered services is unable to meet its obligations to provide these services, the Company will be responsible to provide such services form other sources.
      In addition, the Company has entered into fee-for-service arrangements in which providers bill for individual services provided to enrollees. These arrangements results in claims submissions by providers subsequent to services being rendered. Medical claims payable shown on the combined balance sheets represent the estimated liability for claims incurred but yet reported and those claims reported but not yet paid. The provision of claims incurred but not yet reported is established using a historical analysis of claim patterns. While management believes that the amounts recorded are reasonable, there can be no assurance that the amount of such claims actually paid will not be more than the amounts recorded.

(g)	Impairment of Long-lived Assets
      In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets such as property and equipment and purchased intangibles subject to amortization are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment charge is recognized by the amount by which the carrying value less costs to sell exceeds the fair value of the assets.

(h)	Goodwill and Intangible Assets
      Goodwill and intangible assets represent the excess of the purchase price of acquired business over the fair value of the net assets acquired using the purchase method of accounting. Included in the combined balance sheets is goodwill that resulted from the acquisitions of physician practices and/or medical groups. The intangible assets represent covenants not to compete with specified physicians. The intangible assets are fully amortizable over three years.

(i)	Income Taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit

PRIMECARE INTERNATIONAL, INC.
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)
carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.
      The Company files its federal and state income tax returns as part of consolidated federal and unitary state filings. Income tax expense and related balance sheet items presented as if the Company filed separate income tax returns.

(2)	Amounts due from and to Aveta Health, Inc.

Loans to Related Parties
      PCI has extended separate non-interest bearing loans to Aveta. Such amounts, included in due from Aveta Health, Inc. in the accompanying combined balance sheets, are detailed in the table below:

	Loan
Loan Date	Amount	Payable no Later Than

December 19, 2003	$1,500	December 18, 2006
March 19, 2004	500	March 19, 2007
June 3, 2004	500	June 3, 2007
June 23, 2004	700	June 23, 2007
July 21, 2004	1,000	July 21, 2007
August 23, 2004	1,000	August 23, 2007
September 17, 2004	1,000	September 17, 2007
October 18, 2004	960	October 18, 2007
December 16, 2004	378	December 16, 2007
January 19, 2005	700	January 19, 2008
February 18, 2005	1,000	February 18, 2008

	$9,238

      NAMM-CA has also extended non-interest bearing loans to Aveta. Such amounts, included in due from Aveta Health, Inc. in the accompanying combined balance sheets, are detailed in the table below:

	Loan
Loan Date	Amount	Payable no Later Than

March 24, 2005	$1,000	March 24, 2008
April 22, 2005	1,000	April 22, 2008
May 20, 2005	1,600	May 20, 2008
June 21, 2005	1,200	June 21, 2008

	$4,800

      Included in the Company’s combined financial statements as of June 30, 2005 are the financial statements of Aveta Health Illinois, Inc. (AHI), a wholly owned subsidiary of North American Management-Illinois, Inc. As part of the transaction which occurred on August 22, 2005, the stock of AHI was retained by

PRIMECARE INTERNATIONAL, INC.
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)
Aveta Health, Inc. and was not transferred to Aveta Holdings, Inc., although the purchase price included payment for AHI. As of August 22, 2005 AHI had cash and equity of $2 million which Aveta Health expects to transfer to Aveta Holdings prior to December 31, 2005.

(3)	Claims Payable
      The Company establishes a claims liability to the extent necessary for the provision of professional services and hospital services under all applicable arrangements. In addition, the Company establishes and funds a medical incentive pool to the maximum extent required by third-party payor contracts. The Company also has full risk contracts with two third-party payors.
      The activity in the medical claims liabilities for the period ending June 30, 2005 and 2004 is as follows:

	2005	2004

Claims liabilities at January 1,	$23,027	$28,854
Medical costs and claims incurred	120,739	114,826
Payment for claims	(122,514)	(120,497)

Claims liabilities at June 30,	$21,252	$23,183

(4)	Commitments and Contingencies

(a)	Legal
      In 2000, the Parent, PCI, PMNI, and other affiliates were named as defendants in the matter of Inland Primary Care Medical Group, Inc. v. PrimeCare International, Inc. and PrimeCare Medical Network, Inc., filed in the Superior Court of Riverside County, California. The plaintiff in this case alleged tortuous interference, breach of contract, and constructive fraud and accounting. PCI, PMNI, and the Parent filed a cross-complaint seeking declaratory relief and alleging breach of contract. On December 31, 2001, the jury returned a verdict in favor of the plaintiff, awarding plaintiff $3,000 for breach of contract, $208 for constructive fraud, and $5 for punitive damages. The jury also awarded the Parent $296 on its cross-complaint. As the matter relates to the Parent, the judgment was recorded on the books of the Parent.
      In 2003, the Parent and PMNI successfully appealed the verdict rendered in favor of the plaintiff. Furthermore, in April 2003, the parties reached an agreement to settle the case whereby defendants paid to plaintiff cash and plaintiff dismissed with prejudice the litigation against the defendants. As part of the settlement, the parties released any and all claims against each other. This matter was settled and all related liabilities paid as of April 30, 2004.
      In 2002, the Parent and PMNI, and other parties were named as defendants in the matter of Desert Valley Hospital, Inc. v. PrimeCare International, Inc., PrimeCare Medical Network, Inc. et al filed in the Superior Court of San Bernardino county, California. Plaintiff in this case alleges breach of contract, breach of implied covenant of good faith and fair dealing, indemnity, and declaratory relief. In 2005, the parties reached an agreement to settle the case whereby defendants paid to plaintiff cash and plaintiff dismissed with prejudice the litigation against all defendants. As part of the settlement, the parties released any and all claims against each other. This matter has been settled and all related liabilities paid as of April 30, 2005.
      The Parent and PMNI are subject to other litigation. Many of these matters are covered by insurance and the Company does not believe any adverse judgments in these insured matters would exceed applicable

PRIMECARE INTERNATIONAL, INC.
NORTH AMERICAN MEDICAL MANAGEMENT CALIFORNIA, INC. AND
NORTH AMERICAN MEDICAL MANAGEMENT — ILLINOIS, INC.
(Wholly Owned Subsidiaries of Aveta Health, Inc.
AND SUBSIDIARIES
Notes to Combined Financial Statements — (Continued)
insurance limits. For all other litigation which is not subject to insurance coverage, the Company does not believe that any of these matters are material even if adverse judgments in such matters were rendered, although there can be no assurance as to the outcome of any of these matters.
      The Company entered into a settlement agreement with Tenet Health Systems Desert Inc. dba Desert Regional Medical Center (Desert Regional) on April 20, 2005. The settlement resolved a good faith dispute of amounts owed to Desert Regional for services provided to the Company’s members. Amounts recorded and reflected in the Company’s combined financial statements as of December 31, 2004 for this dispute approximated the amounts of the settlement.

(b)	Health Insurance Portability and Accountability Act of 1996
      In August 1996, Congress approved the Health Insurance Portability and Accountability Act of 1996 (Act). Under the Act, the federal government was given substantial resources and authority for the completion of fraud and abuse investigations, and the Act has established substantial fines and penalties for offenders. Management continues to implement policies, procedures, and a compliance overview organizational structure to enforce and monitor compliance with this Act and other government statutes and regulations. The Company’s compliance with such laws and regulations is subject to future government review and interpretations, as well as regulatory actions unknown or unasserted at this time.

(5)	Subsequent Events
      During June 2005, Aveta Health, Inc. transferred ownership of the Company to a new wholly owned subsidiary of Aveta Health, Inc. called NAMM Holdings, Inc. (NAMM Holdings). On August 22, 2005, Aveta Health, Inc. sold its interest in NAMM Holdings to Aveta Holdings LLC for $95,726. The three principal members of Aveta Holdings LLC also own a majority interest in Aveta Health, Inc. The amounts due to and from Aveta Health were forgiven prior to the acquisition.

28,750,000 Shares
Common Stock

Prospectus
                        , 2006
       Until                     (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses Of Issuance And Distribution
      The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered.

Amount to
be Paid

SEC registration fee	$41,529.38
Listing fee for The New York Stock Exchange or NASDAQ National Market	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Blue Sky fees and expenses	*
Transfer agent and Registrar fees and expenses	*
Miscellaneous	*
Total	$ *

*	To be filed by amendment.

Item 14.	Indemnification Of Directors And Officers
      The registrant’s Certificate of Incorporation in effect as of the date hereof (the “Charter”) provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the “DGCL”), the registrant’s directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Charter and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws. The registrant has obtained liability insurance for its officers and directors.
      Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The Charter eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.
      The registrant has also entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Charter. The registrant believes that these agreements are necessary to attract and retain qualified directors and executive officers.
      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Charter or the aforementioned indemnification agreements. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.	Recent Sales Of Unregistered Securities
      The registrant was incorporated on December 29, 2005 under the laws of the State of Delaware. In the three years preceding the filing of this registration statement, the registrant has issued and sold the following securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

1. In connection with its conversion to a corporation, the registrant issued 63,000,000 shares of common stock to the members of Aveta Holdings, LLC in consideration for their membership interests. The issuances of securities in the transactions was determined by the registrant to be exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder as transactions by an issuer not involving a public offering.

2. The registrant issued 25,000,000 shares of common stock, 3,108,315 shares of common stock and 641,685 shares of common stock on December 29, 2005, January 9, 2006 and January 12, 2006, respectively, in an offering pursuant to which Friedman, Billings & Ramsey Co, Inc. acted as initial purchaser and placement agent. A portion of the shares were sold directly by the registrant to “accredited investors” (as defined by Rule 501(a) under the Securities Act) pursuant to an exemption from registration provided under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. The remainder of the shares were sold to Friedman Billings Ramsey as initial purchaser who resold the shares to persons it reasonably believed were “qualified institutional buyers” (as defined by Rule 144A under the Securities Act) or to non-U.S. persons (as defined under Regulation S of the Securities Act). For its role as initial purchaser and placement agent, FBR received an underwriter’s discount equal to seven percent (7%) of the aggregate consideration.

3. On February 27, 2006, the registrant issued 363,300 shares of restricted common stock to employees pursuant to the registrant’s 2005 Stock Incentive Plan. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to Rule 701.

4. The registrant issued 5,327,950 options to purchase its common stock to employees pursuant to the registrant’s 2005 Stock Incentive Plan on February 27, 2006. The issue of those options was exempt from the registration requirements of the Securities Act pursuant to Rule 701.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits.

Exhibit
Number	Description of Document

2.1	Agreement and Plan of Merger, dated August 10, 2004, by and among MMM Healthcare, Inc., Green Field II, LLC, Green Field Holdings, Inc., Green Field Acquisition Sub, Inc., and the other Parties Named Therein*
2.2	Stock Purchase Agreement dated August 22, 2005 by and among Aveta Holdings, LLC, and Aveta Health, Inc.*
3.1	Certificate of Incorporation
3.2	Bylaws

Exhibit
Number	Description of Document

4.1	Specimen Common Stock Certificate*
4.2	Registration Rights Agreement, dated December 29, 2005, between Aveta Holdings, LLC and Friedman, Billings, Ramsey, & Co., Inc.*
4.3	Conversion Agreement, dated December 19, 2005, between Aveta Holdings, LLC and its members*
4.4	Amended and Restated Conversion Agreement, dated December 20, 2005, between Aveta Holdings and its members*
5.1	Opinion of Proskauer Rose LLP*
10.1	Credit Agreement, dated as of August 22, 2005, among Aveta Holdings, LLC, as Holdings, and MMM Holdings, Inc. and NAMM Holdings, Inc., as Borrowers, the Lenders from time to time parties thereto, Bear Stearns Corporate Lending Inc., as Administrative Agent and Bear Stearns & Co. Inc. as Sole Lead and Sole Bookrunner*
10.2	Amendment and Waiver to the Credit Agreement among Aveta Holdings, LLC, MMM Holdings, Inc., NAMM Holdings, Inc., the lenders party thereto, and Bear Stearns Corporate Lending Inc., as administrative agent.*
10.3	Amended and Restated Credit Agreement, dated as of April 11, 2006, among Aveta Inc. as Holdings, MMM Holdings Inc. and NAMM Holdings Inc. as Borrowers, the Several Lenders from time to time parties thereto, Bear Stearns Corporate Lending Inc. as Administrative Agent and Bear Stearns & Co. Inc. as Sole Lead and Sole Bookrunner*
10.4	Lease, dated November 30, 2005, between COM Officer Developers, LLC, as Landlord, to Aveta Holdings, LLC, as Tenant*
10.5	Aveta Tradename Assignment, dated December 29, 2005, between Aveta Health Inc. and Aveta Inc.*
10.6	Management Services Agreement, dated November 30, 2004, between MMM Holdings and Care Enterprises I, Inc.*
10.7	Administrative Purchase and Delegation Agreement, dated March 18, 2005, between Aveta Health Illinois and MMM Healthcare*
10.8	Advisory Services Agreement, dated as of January 1, 2005 between MMM Holdings, Inc. (Advisor) and MMM Healthcare Inc. (Operator)*
10.9	Employment Agreement, dated December 27, 2006, between Aveta Inc. and Timothy J. O’Donnell*
10.10	Employment Agreement, dated December 27, 2006, between Aveta Inc. and Joseph D. Mark*
10.11	Employment Agreement, dated December 27, 2006, between Aveta Inc. and Daniel E. Straus*
10.12	Employment Agreement, dated February 19, 2006, between Aveta Inc. and John S. Brittain*
10.13	Employment Agreement, dated January 18, 2006, between Aveta Inc. and Jess Parks*
10.14	Aveta Inc. 2005 Stock Incentive Plan*
10.15	Form of Aveta 2005 Stock Incentive Plan: Form Incentive Stock Option Agreement*
10.16	Form of Aveta 2005 Stock Incentive Plan: Form Non Qualified Stock Option Agreement*
10.17	Form of Aveta 2005 Stock Incentive Plan: Form Registered Stock Agreement*
10.18	Form of Aveta Inc. Key Employee Retention Plan*
10.19	Form of Indemnification Agreement*
10.20	California Knox Keene Health Care Service Plan License of PrimeCare Medical Network Inc., dated October 16, 1998*
10.21	Puerto Rico Oficina del Comisionado de Seguros Certificado de Autoridad de MMM Healthcare, Inc., dated July 1, 2005*
10.22	Contract H4003 between Centers for Medicare & Medicaid Services and MMM Healthcare, Inc.*
10.23	Contract H5604 between Centers for Medicare & Medicaid Services and Aveta Health Illinois, Inc.*
21.1	Subsidiaries of the Registrant

Exhibit
Number	Description of Document

23.1	Consent of Proskauer Rose LLP (included in Exhibit 5.1)*
23.2	Consent of KPMG LLP
24.1	Powers of Attorney (included with signature pages to this Registration Statement)

*	To be filed by amendment.

Item 17.	Undertakings
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of New York, State of New York, on this 11th day of April, 2006.

AVETA INC.

By: /s/ Timothy J. O’Donnell

Timothy J. O’Donnell
Chief Executive Officer and President
POWER OF ATTORNEY
      We, the undersigned directors and/or officers of Aveta Inc. (the “Company”), hereby severally constitute and appoint Timothy J. O’Donnell and Howard P. Kamins and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title(s)	Date

/s/ Daniel E. Straus Daniel E. Straus	Chairman of the Board of Directors	April 11, 2006

/s/ Timothy J. O’Donnell Timothy J. O’Donnell	President, Chief Executive Officer and Director (Principal Executive Officer)	April 11, 2006

/s/ John S. Brittain, Jr. John S. Brittain, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 11, 2006

/s/ Lawrence M. Dunn Lawrence M. Dunn	Vice President and Controller (Principal Accounting Officer)	April 11, 2006

/s/ Joseph D. Mark Joseph D. Mark	Director	April 11, 2006

Signature	Title(s)	Date

/s/ Stuart H. Altman Stuart H. Altman	Director	April 11, 2006

/s/ Jonathan Kolatch Jonathan Kolatch	Director	April 11, 2006

/s/ David Roberts David Roberts	Director	April 11, 2006

Alan D. Solomont	Director	April 11, 2006

INDEX TO EXHIBITS

Exhibit
Number	Description of Document

2.1	Agreement and Plan of Merger, dated August 10, 2004, by and among MMM Healthcare, Inc., Green Field II, LLC, Green Field Holdings, Inc., Green Field Acquisition Sub, Inc., and the other Parties Named Therein*
2.2	Stock Purchase Agreement dated August 22, 2005 by and among Aveta Holdings, LLC, and Aveta Health, Inc.*
3.1	Certificate of Incorporation
3.2	Bylaws
4.1	Specimen Common Stock Certificate*
4.2	Registration Rights Agreement, dated December 29, 2005, between Aveta Holdings, LLC and Friedman, Billings, Ramsey, & Co., Inc.*
4.3	Conversion Agreement, dated December 19, 2005, between Aveta Holdings, LLC and its members*
4.4	Amended and Restated Conversion Agreement, dated December 20, 2005, between Aveta Holdings and its members*
5.1	Opinion of Proskauer Rose LLP*
10.1	Credit Agreement, dated as of August 22, 2005, among Aveta Holdings, LLC, as Holdings, and MMM Holdings, Inc. and NAMM Holdings, Inc., as Borrowers, the Lenders from time to time parties thereto, Bear Stearns Corporate Lending Inc., as Administrative Agent and Bear Stearns & Co. Inc. as Sole Lead and Sole Bookrunner*
10.2	Amendment and Waiver to the Credit Agreement among Aveta Holdings, LLC, MMM Holdings, Inc., NAMM Holdings, Inc., the lenders party thereto, and Bear Stearns Corporate Lending Inc., as administrative agent.*
10.3	Amended and Restated Credit Agreement, dated as of April 11, 2006, among Aveta Inc. as Holdings, MMM Holdings Inc. and NAMM Holdings Inc. as Borrowers, the Several Lenders from time to time parties thereto, Bear Stearns Corporate Lending Inc. as Administrative Agent and Bear Stearns & Co. Inc. as Sole Lead and Sole Bookrunner*
10.4	Lease, dated November 30, 2005, between COM Officer Developers, LLC, as Landlord, to Aveta Holdings, LLC, as Tenant*
10.5	Aveta Tradename Assignment, dated December 29, 2005, between Aveta Health Inc. and Aveta Inc.*
10.6	Management Services Agreement, dated November 30, 2004, between MMM Holdings and Care Enterprises I, Inc.*
10.7	Administrative Purchase and Delegation Agreement, dated March 18, 2005, between Aveta Health Illinois and MMM Healthcare*
10.8	Advisory Services Agreement, dated as of January 1, 2005 between MMM Holdings, Inc. (Advisor) and MMM Healthcare Inc. (Operator)*
10.9	Employment Agreement, dated December 27, 2006, between Aveta Inc. and Timothy J. O’Donnell*
10.10	Employment Agreement, dated December 27, 2006, between Aveta Inc. and Joseph D. Mark*
10.11	Employment Agreement, dated December 27, 2006, between Aveta Inc. and Daniel E. Straus*
10.12	Employment Agreement, dated February 19, 2006, between Aveta Inc. and John S. Brittain*
10.13	Employment Agreement, dated January 18, 2006, between Aveta Inc. and Jess Parks*
10.14	Aveta Inc. 2005 Stock Incentive Plan*
10.15	Form of Aveta 2005 Stock Incentive Plan: Form Incentive Stock Option Agreement*
10.16	Form of Aveta 2005 Stock Incentive Plan: Form Non Qualified Stock Option Agreement*
10.17	Form of Aveta 2005 Stock Incentive Plan: Form Registered Stock Agreement*
10.18	Form of Aveta Inc. Key Employee Retention Plan*
10.19	Form of Indemnification Agreement*

Exhibit
Number	Description of Document

10.20	California Knox Keene Health Care Service Plan License of PrimeCare Medical Network Inc., dated October 16, 1998*
10.21	Puerto Rico Oficina del Comisionado de Seguros Certificado de Autoridad de MMM Healthcare, Inc., dated July 1, 2005*
10.22	Contract H4003 between Centers for Medicare & Medicaid Services and MMM Healthcare, Inc.*
10.23	Contract H5604 between Centers for Medicare & Medicaid Services and Aveta Health Illinois, Inc.*
21.1	Subsidiaries of the Registrant
23.1	Consent of Proskauer Rose LLP (included in Exhibit 5.1)*
23.2	Consent of KPMG LLP
24.1	Powers of Attorney (included with signature pages to this Registration Statement)

*	To be filed by amendment.